TDS®

2025 Annual Report

Telephone and Data Systems, Inc. (TDS®) provides broadband, video and voice services through its TDS Telecommunications business. Its Array Digital Infrastructure℠ business leases and offers tower space to third-party carriers. Founded in 1969, TDS is headquartered in Chicago.

The company's mission is to provide outstanding communications services to our customers and meet the needs of our shareholders, our people, and our communities. The TDS companies share a strong commitment to customer satisfaction by offering the highest-quality services and products and excellent customer support.






The TDS Telecommunications LLC (TDS Telecom) mission is to create a better world by providing high-quality communication services – connecting people and businesses, supporting education, and strengthening communities. TDS Telecom delivers high-speed internet, TV entertainment, and voice services to a mix of small to mid-sized urban, suburban and rural communities throughout the U.S.

TDS Telecom, headquartered in Madison, Wis., is a wholly owned subsidiary. Powered by fiber-optics and new industry-leading technologies, TDS delivers up to 8 Gigabit internet speeds and offers internet-protocol based TV entertainment solutions along with traditional phone and wireless services. TDS also offers businesses VoIP advanced communications solutions, dedicated internet service, and data networking services.

Fiber Forward

TDS Telecom continues to transform into a fiber-first broadband provider. The commitment is two-fold: company investment in expansion areas including the Pacific Northwest and the company's home state of Wisconsin, and participation in the federal Enhanced Alternative Connect America Cost Model (E-ACAM) program to bring faster speeds to rural areas. In 2025, TDS had fiber expansion projects under way in nearly 100 communities nationwide.

Giving Back to Communities

One of TDS' core values is investing in our communities through volunteerism and other philanthropic activities. Through its "Be Good Citizens" program, associates receive up to 16 hours of paid time off every year to volunteer. In 2025, TDS associates provided more than 1,600 collective volunteer hours across approximately 220 organizations. Since 2009, company associates have given nearly 24,000 hours of time to nonprofits doing great things in their communities. The TDS Open, the company's annual charitable golf outing, has raised more than $1 million for charitable organizations through associate and vendor donations. During the fourth annual Week of Giving in December, TDS gave more than $45,000 in monetary and in-kind donations in communities across its service footprint.



Array Digital Infrastructure (Array℠) , Inc. is a leading owner and operator of shared wireless communications infrastructure in the United States. With over 4,400 cell towers in locations from coast to coast, Array enables the deployment of 5G and other wireless technologies throughout the country. Following the divestiture of its wireless operations, Array was officially established as a tower company on Aug. 1, 2025. Headquartered in Chicago, Array is a majority owned subsidiary of Telephone and Data Systems, Inc.

Strong Start

Array's business has three significant value drivers: tower operations, retained wireless spectrum, and non-controlling investment interests. The company's strategic imperatives continue to be focused on fully optimizing tower operations and monetizing its spectrum. At the beginning of 2025, critical sales, marketing, and operational functions were brought in-house, which greatly enhanced sales results and allowed Array to serve customers more promptly and effectively. With valuable assets, a robust customer base, growing revenues, and solid profitability, Array continues to be in a strong financial position.

Associates Driving Success

Array operates with a great culture and great people. Associates' dedication and hard work were essential to stand up a tower company. The Array team has worked diligently to solidify the company as a national leader in wireless communications infrastructure. With over four decades in the tower business and a significant tower footprint, the company is helping transform underserved locations into thriving hubs of connectivity and possibility. Array's experienced team offers a wide range of solutions to connect communities and help businesses reduce costs and increase speed to market.

Dear Shareholders,

2025 marked a truly transformational year for our company. In August, following the strategic alternatives review of **United States Cellular Corporation (UScellular)**, we completed the sale of UScellular's wireless business and certain spectrum assets to T-Mobile. This transaction unlocked substantial value for our shareholders and significantly strengthened the TDS balance sheet. Just as important, the divestiture enables us to fully focus on our fiber and towers businesses—areas where we are confident in our ability to lead and excel.

Strategic Review and Transformation at UScellular

In May 2024, UScellular entered into an agreement to sell its wireless operations and select spectrum assets to T-Mobile US, Inc. The transaction closed on August 1, 2025, generating final proceeds of $4.3 billion after adjustments. Following the sale, UScellular rebranded as **Array Digital Infrastructure, Inc.** and issued a special cash dividend of $23.00 per share. With TDS holding an 82% ownership stake, TDS received approximately $1.6 billion in dividend proceeds.

Leadership Transition

This past year was pivotal for both our fiber and towers businesses, and we were pleased to welcome new leadership to guide their next phase of growth.

- **Ken Dixon** joined **TDS Telecom** in June, bringing decades of telecom and fiber experience.
- In November, **Anthony Carlson**, recognized for his strong business background and deep knowledge of the TDS enterprise, was appointed to lead **Array**.

We are confident that these dynamic leaders will play an essential role in building our businesses for long-term success.

TDS Telecom

TDS Telecom continues to make progress on its strategic priorities: advancing its fiber build plan, growing fiber connections, and continuing its business transformation initiatives. In 2025, the organization made significant strides in its fiber expansion, surpassing one million marketable fiber addresses in September.

In support of this transformation, TDS launched construction under the FCC's **Enhanced Alternative Connect America Cost Model (E-ACAM)** program—a multiyear initiative that will help replace legacy copper infrastructure and deliver fiber to approximately 300,000 addresses, including both E-ACAM locations and other service areas along the routes. This work is critical to our long-term goal of removing copper from our network. Looking forward, TDS Telecom sees continued opportunity for fiber investment and is now targeting 2.1 million fiber service addresses, representing an increase of 300,000 addresses over its previous long-term goal.

Array Digital Infrastructure

Array's unique value proposition is driven by over 4,400 towers, wireless spectrum holdings, and noncontrolling investment interests.

Concurrent with the August 1 closing, T-Mobile entered into a 15-year Master Lease Agreement (MLA) covering 2,015 new tower sites, and extending the lease term on 600 sites already in use. This agreement meaningfully enhances Array's long-term revenue and profitability. As Array no longer manages wireless operations, it is monetizing its remaining wireless spectrum portfolio. On January 13, 2026, Array completed the sale of select spectrum assets to AT&T for $1.018 billion and declared a special dividend of $10.25 per share. Additional spectrum sales to Verizon and T-Mobile are pending and expected to close in 2026. Array continues to own valuable C-Band spectrum that it looks to opportunistically monetize. We are bullish on the towers business as Array continues to expand colocations and revenue.

Strengthened Financial Foundation

Upon receipt of the Array special dividend in August, TDS repaid a significant portion of its outstanding debt, increasing financial flexibility across the enterprise. With an improved balance sheet, we announced a capital allocation plan that includes:

- Ongoing investment in fiber deployment
- Pursuit of accretive, adjacent tuck-in fiber acquisitions
- Execution of the $500 million increase to our existing stock repurchase authorization, demonstrating the Board's confidence in our long-term strategy

Closing Remarks

I extend my sincere gratitude to all TDS associates for their exceptional contributions over the past year, and to our shareholders for their continued trust and support. Together, we are positioning TDS for a strong, successful future.

Very truly yours,

Walter Carlson
President and Chief Executive Officer

Telephone and Data Systems, Inc.

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Telephone and Data Systems, Inc.
Management's Discussion and Analysis of Financial Condition
and Results of Operations

Executive Overview

The following Management's Discussion and Analysis (MD&A) should be read in conjunction with the audited consolidated financial statements and notes of Telephone and Data Systems, Inc. (TDS) for the year ended December 31, 2025, and with the description of TDS' business included herein. Certain numbers included herein are rounded to thousands or millions for ease of presentation; however, certain calculated amounts and percentages are determined using the unrounded numbers.

This report contains statements that are not based on historical facts, which may be identified by words such as "believes," "anticipates," "estimates," "expects," "plans," "intends," "projects," "will" and similar expressions. These statements constitute and represent "forward looking statements" as this term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward looking statements. See the disclosure under the heading Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement elsewhere in this report for additional information.

The accounting policies of TDS conform to accounting principles generally accepted in the United States of America (GAAP). However, TDS uses certain "non-GAAP financial measures" in the MD&A and the business segment information. A discussion of the reasons TDS determines these metrics to be useful and reconciliations of these measures to their most directly comparable measures determined in accordance with GAAP are included in the disclosure under the heading Supplemental Information Relating to Non-GAAP Financial Measures within the MD&A of this report.

On August 1, 2025, United States Cellular Corporation, a 82.0%-owned subsidiary of TDS, changed its name to Array Digital Infrastructure, Inc. (Array). Array is used throughout this report even when referring to historical periods.

General

TDS is a diversified telecommunications company that provides high-quality communications services. TDS provides broadband, video, voice and wireless services through its wholly-owned subsidiary, TDS Telecommunications LLC (TDS Telecom). Array leases tower space to tenants and provides ancillary services, holds noncontrolling interests in primarily wireless operating companies and holds certain wireless spectrum licenses. TDS operates entirely in the United States. See Note 20 — Business Segment Information in the Notes to Consolidated Financial Statements for additional information about TDS' segments.

2025 Operating Revenues by Segment*



█ TDS Telecom   █ Array   █ Other

*   Represents revenues related to continuing operations.

TDS Mission and Strategy

TDS' mission is to provide outstanding communications services to its customers and meet the needs of its shareholders, its people, and its communities. In pursuing this mission, TDS seeks to grow its businesses, create opportunities for its associates, support the communities it serves, and build and return value for its shareholders. Since its founding, TDS has been committed to bringing high-quality communications services to rural and underserved communities.

TDS' strategy has been to re-invest the majority of its operating capital in its businesses to strengthen their competitive positions and financial performance, while also returning value to TDS shareholders.

Strategic Alternatives Review

On August 1, 2025, Array sold its wireless operations and select spectrum assets to T-Mobile US, Inc. (T-Mobile) under a Securities Purchase Agreement (Securities Purchase Agreement). Total consideration received was $4,293.8 million after adjustments which included a combination of $2,628.8 million in cash proceeds and $1,665.0 million in debt assumed by T-Mobile through the preliminary results of an exchange offer made to Array's debtholders, which subsequently closed on August 5, 2025. The final cash proceeds are subject to adjustment according to the terms and conditions of the Securities Purchase Agreement. As of December 31, 2025, Array recorded an estimated purchase price true-up due to T-Mobile of $20.2 million. At closing, a $16.7 million deferral of the purchase price was recorded related to certain spectrum licenses included in the transaction that did not transfer to T-Mobile and are subject to FCC approval. In addition, at closing, Array and T-Mobile entered into a Short-Term Spectrum Manager Lease Agreement and Short-Term Spectrum Manager Sublease Agreements which provide T-Mobile with an exclusive license to use certain Array spectrum assets and leases at no cost for up to one-year for the sole purpose of providing continued, uninterrupted service to customers. Further, at closing, Array and T-Mobile entered into a Master License Agreement (MLA), pursuant to which, among other things, T-Mobile has agreed to license from Array space on towers owned by Array. The wireless operations and select spectrum assets sold to T-Mobile are presented as discontinued operations throughout this report. See Note 2 — Discontinued Operations in Notes to Consolidated Financial Statements for additional information.

In addition to the sale of Array's wireless operations and select spectrum assets sold to T-Mobile pursuant to the Securities Purchase Agreement, Array also separately entered into the following agreements to sell spectrum license assets.

Spectrum Licenses	Buyer	Purchase Price	TDS Book Value as of December 31, 2025	Signing Date	Estimated or Actual Close Date
(Dollars in thousands)					
AWS, Cellular and PCS[1]	Verizon	$ 1,000,000	$ 588,760	October 17, 2024	Q2/Q3 2026
3.45 GHz and 700 MHz[2]	AT&T	$ 1,018,044	$ 861,020	November 6, 2024	January 13, 2026
700 MHz[1]	T-Mobile	$ 85,000	$ 64,351	August 29, 2025	2026
600 MHz[1]	T-Mobile	$ 86,387	$ 86,454	October 7, 2025	2026

[1] These license transactions remain subject to regulatory approval and other customary closing conditions, and in the case of the sale to Verizon, the termination of the T-Mobile Short-Term Spectrum Manager Lease Agreement. See Note 7 — Acquisitions and Divestitures in the Notes to Consolidated Financial Statements for additional information.

[2] Following the close of the transaction on January 13, 2026, TDS expects to record a book gain on the transaction of approximately $150.0 million ($114.0 million net of tax expense) during the first quarter of 2026. The expected book gain recorded at TDS is lower than the expected book gain recorded at Array due primarily to transaction costs paid by TDS.

The strategic alternatives review process is ongoing as Array works toward closing the Verizon and T-Mobile spectrum transactions signed during 2024 and 2025, and seeks to opportunistically monetize its remaining spectrum assets that are not subject to executed agreements. In addition to the transactions at Array, TDS continues to explore opportunities to transform its business operations given the change in scale of the overall TDS organization following the divestiture of the wireless operations. These processes are collectively referred to as the strategic alternatives review throughout this report.

TDS incurred expenses related to the announced transactions and strategic alternatives review of $9.1 million, $33.3 million and $13.0 million for the years ended December 31, 2025, 2024 and 2023, respectively, which are included in Selling, general and administrative (SG&A) and Cost of operations expenses for continuing operations.

Terms Used by TDS

The following is a list of definitions of certain industry terms that are used throughout this document:

- **Adjusted EBITDA** – non-GAAP metric referring to earnings before interest, taxes, depreciation, amortization and accretion, gains and losses and other nonrecurring expenses. See Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for additional information.
- **Adjusted OIBDA** – non-GAAP measure referring to operating income before depreciation, amortization and accretion, gains and losses and other nonrecurring expenses. See Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for additional information
- **Alternative Connect America Cost Model (ACAM)** – a USF support mechanism for certain carriers, which provides revenue support through 2028. This support comes with an obligation to build defined broadband speeds to a certain number of locations.
- **Broadband Connections** – refers to the individual customers provided internet access through various transmission technologies, including fiber, coaxial and copper.
- **Broadband Penetration** – metric which is calculated by dividing total broadband connections by total service addresses.
- **Cable Markets** – markets where TDS provides service as the cable provider using coaxial cable and fiber technologies.
- **Colocations** – represents instances where a third-party leases space on a company-owned tower.
- **DOCSIS** – Data Over Cable Service Interface Specification is an international telecommunications standard that permits the addition of high-bandwidth data transfer to an existing cable TV (CATV) system. DOCSIS 3.1 is a system specification that increases data transmission rates.
- **Enhanced Alternative Connect America Cost Model (E-ACAM)** – a USF support mechanism for certain carriers, which provides revenue support through 2038. This support comes with an obligation to provide 100 megabits per second (Mbps) of download speed and 20 Mbps of upload speed (100/20 Mbps) to a certain number of locations.
- **Expansion Markets** – markets utilizing fiber networks in areas where TDS does not serve as the cable or incumbent service provider.
- **Free Cash Flow** – non-GAAP metric defined as Cash flows from operating activities less Cash paid for additions to property, plant and equipment and less Cash paid for software license agreements. See Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for additional information.
- **Incumbent Markets** – markets where TDS is positioned as the traditional local telephone company.
- **IPTV** – internet protocol television.
- **Residential Revenue per Connection** – metric which is calculated by dividing total residential revenue by the average number of residential connections and by the number of months in the period.
- **Residential Fiber Churn Rate** – represents the percentage of incumbent and expansion fiber connections that disconnected service each month. These rates represent the average monthly churn rate for each respective period.
- **Service Addresses** – number of single residence homes, multi-dwelling units, and business locations that are capable of being connected to the TDS network, based on best available information.
- **Tower Tenancy Rate** – calculated as total number of colocations divided by total number of towers.
- **Universal Service Fund (USF)** – a system of telecommunications collected fees and support payments managed by the FCC intended to promote universal access to telecommunications services in the United States.
- **Video Connections** – represents the individual customers provided video services.
- **Voice Connections** – refers to the individual circuits connecting a customer to TDS' central office facilities that provide voice services or the billable number of lines into a building for voice services.
- **Wireless Connections** – refers to an individual mobile line provisioned through TDS' mobile virtual network operator (MVNO) arrangement and delivered under the TDS-branded wireless offering.

Results of Operations — TDS Consolidated

The following discussion and analysis compares financial results for the year ended December 31, 2025, to the year ended December 31, 2024 and the year ended December 31, 2024, to the year ended December 31, 2023.

Year Ended December 31,	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
(Dollars in thousands)					
Operating revenues					
TDS Telecom	**$1,038,358**	$1,060,857	$1,027,867	**(2)%**	3 %
Array	**162,961**	102,933	100,469	**58 %**	2 %
All other[1]	**26,888**	133,188	226,777	**(80)%**	(41)%
Total operating revenues	**1,228,207**	1,296,978	1,355,113	**(5)%**	(4)%
Operating expenses					
TDS Telecom	**1,018,701**	955,548	1,550,893	**7 %**	(38)%
Array	**255,493**	363,268	212,694	**(30)%**	71 %
All other[1]	**51,398**	169,421	274,092	**(70)%**	(38)%
Total operating expenses	**1,325,592**	1,488,237	2,037,679	**(11)%**	(27)%
Operating income (loss)					
TDS Telecom	**19,657**	105,309	(523,026)	**(81)%**	N/M
Array	**(92,532)**	(260,335)	(112,225)	**64 %**	N/M
All other[1]	**(24,510)**	(36,233)	(47,315)	**(32)%**	23 %
Total operating income (loss)	**(97,385)**	(191,259)	(682,566)	**49 %**	72 %
Other income (expense)					
Equity in earnings of unconsolidated entities	**176,101**	163,623	159,409	**8 %**	3 %
Interest and dividend income	**40,307**	27,201	20,013	**48 %**	36 %
Interest expense	**(112,668)**	(108,575)	(62,177)	**(4)%**	(75)%
Short-term imputed spectrum lease income	**69,033**	—	—	**N/M**	N/M
Other, net	**13,574**	5,622	1,840	**N/M**	N/M
Total other income	**186,347**	87,871	119,085	**N/M**	(26)%
Income (loss) before income taxes	**88,962**	(103,388)	(563,481)	**N/M**	82 %
Income tax benefit	**(62,184)**	(22,067)	(15,799)	**N/M**	(40)%
Net income (loss) from continuing operations	**151,146**	(81,321)	(547,682)	**N/M**	85 %
Less: Net income (loss) from continuing operations attributable to noncontrolling interests, net of tax	**33,742**	(9,150)	2,727	**N/M**	N/M
Net income (loss) from continuing operations attributable to TDS shareholders	**117,404**	(72,171)	(550,409)	**N/M**	87 %
Net income (loss) from discontinued operations	**(130,904)**	54,840	60,395	**N/M**	(9)%
Less: Net income (loss) from discontinued operations attributable to noncontrolling interests, net of tax	**(7,264)**	10,374	9,995	**N/M**	4 %
Net income (loss) from discontinued operations attributable to TDS shareholders	**(123,640)**	44,466	50,400	**N/M**	(12)%
Net income (loss)	**20,242**	(26,481)	(487,287)	**N/M**	95 %
Less: Net income attributable to noncontrolling interests, net of tax	**26,478**	1,224	12,722	**N/M**	(90)%
Net income (loss) attributable to TDS shareholders	**(6,236)**	(27,705)	(500,009)	**77 %**	94 %
TDS Preferred Share dividends	**69,225**	69,225	69,225	**—**	—
Net income (loss) attributable to TDS common shareholders	**$ (75,461)**	$ (96,930)	$ (569,234)	**22 %**	83 %

Year Ended December 31,	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
(Dollars in thousands)					
Adjusted OIBDA from continuing operations (Non-GAAP)[2]	$ 298,941	$ 253,330	$ 190,567	18 %	33 %
Adjusted EBITDA from continuing operations (Non-GAAP)[2]	$ 528,923	$ 449,776	$ 371,829	18 %	21 %
Capital expenditures from continuing operations[3]	$ 436,559	$ 348,497	$ 627,631	25 %	(44)%

N/M - Percentage change not meaningful

[1]   Consists of corporate and other operations and intercompany eliminations.

[2]   Refer to Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for a reconciliation of this measure.

[3]   Refer to Liquidity and Capital Resources within this MD&A for additional information on Capital expenditures.

Refer to individual segment discussions in this MD&A for additional details on operating revenues and expenses at the segment level.

2025-2024 Commentary

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents TDS' share of net income from entities in which it has a noncontrolling interest and that are accounted for using the equity method or the net asset value practical expedient. Array holds noncontrolling interests in three entities managed by Array in the state of Iowa that sold their wireless operations to T-Mobile in three separate transactions on August 1, 2025, the same date that Array sold its wireless operations to T-Mobile. As a result of the Iowa entities' sale of their wireless operations, these entities recognized a gain on sale, and Array's proportionate share of that gain was included in Equity in earnings of unconsolidated entities in the amount of $33.4 million, which was the primary driver of the year-over-year increase in 2025. See Note 9 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.

Interest expense

Interest expense increased in 2025 due primarily to the write-off of unamortized debt costs for TDS debt facilities that were repaid in August 2025, a borrowing on the Array CoBank term loan in August 2025 and lower capitalized interest at Array. Interest expense from continuing operations excludes interest costs in all periods associated with Array term loans repaid, and Array debt exchanged, in conjunction with the sale of Array's wireless operations to T-Mobile. See Market Risk for additional information regarding maturities of long-term debt and weighted average interest rates.

Income tax expense (benefit)

Income tax benefit on continuing operations increased in 2025 due primarily to favorable reductions to valuation allowances related to deferred tax assets that are now likely to be realized by the taxable income generated from the sale of wireless operations and select spectrum assets to T-Mobile, and/or the future License Purchase Agreements classified as held for sale as of December 31, 2025. This increase was partially offset by a decrease in the deferred tax benefit on the impairment of certain wireless spectrum licenses, which was smaller in 2025 than the impairment recorded in 2024.

See Note 5 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.

Net income (loss) from discontinued operations attributable to TDS shareholders

Net income (loss) from discontinued operations attributable to TDS shareholders decreased for the year ended December 31, 2025, as a result of the sale of the wireless operations on August 1, 2025 and the corresponding loss on sale recognized on that date. See Note 2 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information related to the components of Net income (loss) from discontinued operations.

Net income (loss) from continuing operations attributable to noncontrolling interests, net of tax

Year Ended December 31,	2025	2024
(Dollars in thousands)		
Array noncontrolling public shareholders'	$ 30,940	$ (14,863)
Noncontrolling shareholders' or partners'	2,802	5,713
Net income (loss) from continuing operations attributable to noncontrolling interests, net of tax	$ 33,742	$ (9,150)

Net income (loss) from continuing operations attributable to noncontrolling interests, net of tax includes the noncontrolling public shareholders' share of Array's net income (loss) from continuing operations, the noncontrolling shareholders' or partners' share of certain Array subsidiaries' net income (loss) from continuing operations and other TDS noncontrolling interests.

2024-2023 Commentary

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents TDS' share of net income from entities in which it has a noncontrolling interest and that are accounted for using the equity method or the net asset value practical expedient. See Note 9 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.

Interest expense

Interest expense increased in 2024 due primarily to an increase in borrowings under the TDS term loan agreements. See Market Risk for additional information regarding maturities of long-term debt and weighted average interest rates.

Income tax expense (benefit)

Income tax expense decreased in 2024 due primarily to the deferred tax impact of the wireless spectrum license impairment charge recorded in the third quarter of 2024 and a decrease in state tax expense in 2024, partially offset by the deferred tax impact of the Goodwill impairment recorded in the fourth quarter of 2023. See Note 5 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.

Net income (loss) from discontinued operations attributable to TDS shareholders

See Note 2 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information related to the components of Net income (loss) from discontinued operations.

Net income (loss) from continuing operations attributable to noncontrolling interests, net of tax

Year Ended December 31,		2024		2023
(Dollars in thousands)				
Array noncontrolling public shareholders'	$	(14,863)	$	1,121
Noncontrolling shareholders' or partners'		5,713		1,606
Net income (loss) from continuing operations attributable to noncontrolling interests, net of tax	$	(9,150)	$	2,727

Net income (loss) from continuing operations attributable to noncontrolling interests, net of tax includes the noncontrolling public shareholders' share of Array's net income (loss) from continuing operations, the noncontrolling shareholders' or partners' share of certain Array subsidiaries' net income (loss) from continuing operations and other TDS noncontrolling interests.

Earnings
(Dollars in millions)



$750
$500
$250
$0
$(250)
$(500)
$(750)
$372
$450
$529
$151
$(81)
$(548)
2023
2024
2025
Net Income (loss) from continuing operations
Adjusted EBITDA from continuing operations*

2025-2024 Commentary

Net income from continuing operations increased in 2025 due primarily to lower operating expenses, an income tax benefit and short-term imputed spectrum lease income, partially offset by lower operating revenues. Adjusted EBITDA from continuing operations increased in 2025 due primarily to lower operating expenses, partially offset by lower operating revenues.

2024-2023 Commentary

Net loss from continuing operations decreased in 2024 due primarily to lower operating and interest expenses, partially offset by lower operating revenues. Adjusted EBITDA from continuing operations increased in 2024 due primarily to lower operating expenses, partially offset by lower operating revenues.

*Represents a non-GAAP financial measure. Refer to Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for a reconciliation of this measure.



Business Overview

TDS Telecom owns, operates and invests in high-quality networks, services and products in a mix of small to mid-sized urban, suburban and rural communities throughout the United States. TDS Telecom is a wholly-owned subsidiary of TDS and provides a wide range of broadband, video, voice and wireless communications services to residential, commercial and wholesale customers, with the constant focus on delivering outstanding customer service.

The following MD&A omits discussion of 2024 compared to 2023. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations in TDS' Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025, for that discussion.

OPERATIONS

● TDS Telecom headquarters, Madison, WI

■ TDS Telecom operations

- Serves 1.1 million connections in 30 states.

- Employs approximately 3,500 associates.

TDS Telecom Mission and Strategy

TDS Telecom's mission is to provide high-quality communications services to connect people and businesses, support education, and strengthen communities.

TDS Telecom seeks to be the preferred broadband provider by offering fiber-rich networks, high-quality products and services, and a seamless customer experience. TDS Telecom's strategic efforts include:

- Provide high-quality broadband services in its markets with the ability to provide value-added bundling with video, voice and wireless service options.

- Drive growth by investing in fiber deployment. TDS Telecom seeks to grow its operations by creating clusters of markets in attractive, growing locations and may seek to acquire and/or divest of assets to support its strategy.

Operational Overview — TDS Telecom



Total Service Address Mix
As of December 31,

Legend:
- Copper <25 Mbps
- Copper 25 to 100 Mbps
- Coaxial
- Fiber

TDS Telecom increased its service addresses 4% from a year ago to 1.9 million as of December 31, 2025, through footprint expansion. TDS Telecom services 48% of incumbent service addresses with fiber.

TDS Telecom offers 1Gig+ service to 78% of its total footprint as of December 31, 2025, compared to 74% a year ago.

As of or for the Quarter Ended December 31,	2025	2024	2025 vs. 2024
Residential connections			
Broadband			
Incumbent Fiber	**127,300**	118,500	7 %
Incumbent Copper	**91,200**	116,900	(22)%
Expansion Fiber	**160,600**	126,100	27 %
Cable	**182,800**	191,500	(5)%
Total Broadband	**561,900**	553,000	2 %
Video	**111,500**	121,000	(8)%
Voice	**228,900**	261,600	(12)%
Wireless	**3,300**	100	N/M
Total Residential Connections	**905,600**	935,700	(3)%
Commercial connections	**173,900**	190,500	(9)%
Total connections	**1,079,500**	1,126,300	(4)%
Total residential fiber net adds	**15,100**	13,600	
Total residential broadband net adds	**4,500**	7,900	
Residential fiber churn	**1.2 %**	1.0 %	
Total residential broadband churn	**1.6 %**	1.4 %	

Numbers may not foot due to rounding.

Total connections decreased due to legacy voice, video, and competitive local exchange carrier (CLEC) connection declines, partially offset by broadband and wireless connection growth.

Divestitures in 2025 resulted in a decrease of 19,400 connections, including 7,700 residential broadband connections and 45,000 service addresses.

Residential Broadband Connections by Speed
As of December 31,



Residential Revenue per Connection
For the year ended December 31,



Residential broadband customers continue to take higher speeds with 86% taking speeds of 100 Mbps or greater and 43% taking 1Gig+.

Total residential revenue per connection increased 1% for 2025, due primarily to price increases.

Financial Overview — TDS Telecom

The following discussion and analysis compares financial results for the year ended December 31, 2025, to the year ended December 31, 2024.

Year Ended December 31,	2025	2024	2025 vs. 2024
(Dollars in thousands)			
Residential			
Incumbent	$ 332,347	$ 355,395	(6)%
Expansion	152,531	114,113	34 %
Cable	245,100	270,444	(9)%
Total residential	729,978	739,952	(1)%
Commercial	137,258	147,564	(7)%
Wholesale	170,499	172,520	(1)%
Total service revenues	1,037,735	1,060,036	(2)%
Equipment revenues	623	821	(24)%
Total operating revenues	1,038,358	1,060,857	(2)%
Cost of operations (excluding Depreciation, amortization and accretion reported below)	399,616	399,815	—
Cost of equipment and products	754	723	4 %
Selling, general and administrative	325,302	319,979	2 %
Depreciation, amortization and accretion	300,196	270,660	11 %
Loss on impairment of intangible assets	900	1,103	(18)%
(Gain) loss on asset disposals, net	15,054	12,376	22 %
(Gain) loss on sale of business and other exit costs, net	(23,121)	(49,108)	53 %
Total operating expenses	1,018,701	955,548	7 %
Operating income (loss)	$ 19,657	$ 105,309	(81)%
Net income (loss)	$ 27,516	$ 84,901	(68)%
Adjusted OIBDA (Non-GAAP)[1]	$ 318,893	$ 340,340	(6)%
Adjusted EBITDA (Non-GAAP)[1]	$ 330,255	$ 349,775	(6)%
Capital expenditures[2]	$ 406,389	$ 323,812	26 %

N/M - Percentage change not meaningful.

[1] Refer to Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for a reconciliation of this measure.

[2] Refer to Liquidity and Capital Resources within this MD&A for additional information on Capital expenditures.

Operating Revenues
(Dollars in millions)



Residential revenues consist of:

- Broadband services
- Video services, including IPTV, traditional cable programming and satellite offerings
- Voice services
- Wireless services

Commercial revenues consist of:

- High-speed and dedicated business internet services
- Video services
- Voice services

Wholesale revenues consist of:

- Network access services primarily related to interexchange and wireless carriers for carrying data and voice traffic on TDS Telecom's networks
- Federal and state regulatory support, including E-ACAM

Key components of changes in the statement of operations items were as follows:

Total operating revenues

Residential revenues decreased for 2025 due primarily to divestitures, declines in voice and video connections, and promotional activity, partially offset by growth in broadband connections and price increases.

Commercial revenues decreased for 2025 due primarily to declining connections in CLEC markets, decreases in ad revenue, and divestitures.

Wholesale revenues decreased for 2025, due primarily to the continued decline of special access circuits and divestitures, partially offset by final E-ACAM support adjustments.

Total operating revenues decreased for 2025 by $18.5 million due to the 2024 and 2025 divestitures.

Cost of operations

Cost of operations decreased for 2025 due primarily to lower video programming costs, costs to provide legacy services, plant and maintenance costs, and information processing costs, partially offset by higher employee-related expenses, vehicle costs, and lease acceleration costs.

Selling, general and administrative

Selling, general and administrative expenses increased for 2025 due primarily to increased employee-related expenses and lease acceleration costs, partially offset by lower bad debts expense and property taxes.

Depreciation, amortization and accretion

Depreciation, amortization and accretion increased for 2025 due primarily to changes in asset useful lives and capital expenditures on fiber assets.

(Gain) loss on asset disposals, net

Losses on asset disposals increased for 2025 due primarily to the write-off of cancelled projects.

(Gain) loss on sale of business and other exit costs, net

See Note 7 — Acquisitions and Divestitures in the Notes to Consolidated Financial Statements for additional information regarding divestitures of certain markets in both 2025 and 2024.



Business Overview

Array connects America through digital infrastructure by leasing tower space to tenants and providing ancillary services. Array also holds noncontrolling interests in primarily wireless operating companies and holds certain wireless spectrum licenses. As of December 31, 2025, Array is an 82.0%-owned subsidiary of Telephone and Data Systems, Inc. (TDS). Through July 31, 2025, Array provided wireless communication services; these operations and certain wireless spectrum licenses were disposed of on August 1, 2025, as discussed further below.

Towers

Array seeks to grow tower revenue primarily through increasing colocations on existing towers and amendments to existing colocations. Array seeks to provide unique tower locations, attractive terms and streamlined implementation to wireless network operators, internet service providers, government and public safety agencies, broadcast and media companies, and other businesses. As of December 31, 2025, Array owns 4,450 towers in 19 states.

Noncontrolling interest investments

Array holds noncontrolling interests in primarily wireless operating companies that generate material amounts of income and cash distributions. These entities primarily consist of wireless entities managed by Verizon and AT&T. The noncontrolling wireless entities managed by Array also sold their wireless operations to T-Mobile in separate transactions on August 1, 2025, coterminous with the sale of Array's consolidated wireless operations sold to T-Mobile on the same date. Going forward, these noncontrolling entities that are managed by Array consist primarily of tower operations.

Retained spectrum

Array holds wireless spectrum that is subject to sale agreements described below, and additional wireless spectrum not subject to pending sale agreements that Array seeks to opportunistically monetize. As of December 31, 2025, the book value of the remaining spectrum not subject to pending sale agreements was $1,584.8 million and includes primarily C-Band spectrum. Array incurred costs related to the management of the retained spectrum of $3.8 million as a standalone tower company during the six months ended December 31, 2025.

OPERATIONS



• Array-owned towers

As of December 31, 2025

Owned towers	**4,450**
Number of colocations[1]	**4,572**
Tower tenancy rate[1]	**1.03**

[1] Includes T-Mobile MLA committed site minimum of 2,015. Excludes Interim Sites whereby T-Mobile is leasing up to 1,800 sites for a period of up to 30 months subject to the terms and conditions of the MLA.

Financial Overview — Array

The following discussion and analysis compares financial results for the year ended December 31, 2025, to the year ended December 31, 2024 and the year ended December 31, 2024, to the year ended December 31, 2023.

Year Ended December 31,	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
(Dollars in thousands)					
Operating revenues					
Site rental	$ 154,654	$ 102,610	$ 100,382	**51 %**	2 %
Services	8,307	323	87	**N/M**	N/M
Total operating revenues	162,961	102,933	100,469	**58 %**	2 %
Operating expenses					
Cost of operations (excluding Depreciation, amortization and accretion reported below	79,485	72,997	67,890	**9 %**	8 %
Selling, general and administrative	84,444	102,556	101,407	**(18)%**	1 %
Depreciation, amortization and accretion	48,262	47,212	49,984	**2 %**	(6)%
Loss on impairment of licenses	47,679	136,234	—	**(65)%**	N/M
(Gain) loss on asset disposals, net	1,746	809	(4,417)	**N/M**	N/M
(Gain) loss on license sales and exchanges, net	(6,123)	3,460	(2,170)	**N/M**	N/M
Total operating expenses	255,493	363,268	212,694	**(30)%**	71 %
Operating income (loss)	**(92,532)**	**(260,335)**	**(112,225)**	**64 %**	N/M
Other income (expense)					
Equity in earnings of unconsolidated entities	173,754	161,364	158,296	**8 %**	2 %
Interest and dividend income	18,917	11,656	9,774	**62 %**	19 %
Interest expense	(28,222)	(12,405)	(14,606)	**N/M**	15 %
Short-term imputed spectrum lease income	69,033	—	—	**N/M**	–
Other, net	169	—	(7)	**N/M**	N/M
Total other income	233,651	160,615	153,457	**45 %**	5 %
Income (loss) before income taxes	**141,119**	**(99,720)**	**41,232**	**N/M**	N/M
Income tax expense (benefit)	(31,148)	(19,256)	32,855	**(62)%**	N/M
Net income (loss) from continuing operations	**$ 172,267**	**$ (80,464)**	**$ 8,377**	**N/M**	N/M
Adjusted OIBDA from continuing operations (Non-GAAP)[1]	$ 1,476	$ (51,099)	$ (60,493)	**N/M**	16 %
Adjusted EBITDA from continuing operations (Non-GAAP)[1]	$ 194,316	$ 121,921	$ 107,570	**59 %**	13 %
Capital expenditures from continuing operations[2]	$ 29,911	$ 19,123	$ 41,040	**56 %**	(53)%

N/M - Percentage change not meaningful

[1]   Refer to Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for a reconciliation of this measure.

[2]   Refer to Liquidity and Capital Resources within this MD&A for additional information on Capital expenditures.

Key components of changes in the statement of operations items were as follows:

2025-2024 Commentary

Site rental revenues

Site rental revenues increased in 2025 primarily as a result of the execution of the T-Mobile MLA, pursuant to which T-Mobile leases space on an additional minimum 2,015 Array-owned towers, which were not under existing leases with T-Mobile, for a minimum of 15 years and leases space on approximately 1,800 Array-owned towers on an interim basis. The duration of the interim lease is 30 months, and T-Mobile may cancel such interim leases at their option on a tower-by-tower basis at any time. Array expects T-Mobile to cancel the interim leases prior to the full 30-month duration, and expects revenue to decline correspondingly. Revenue from the interim leases in 2025, which represents five months of revenue from the August 1, 2025 MLA commencement date, was $13.6 million. Further, the MLA extends the license term for approximately 600 existing T-Mobile colocations on Array towers for a new 15-year term commencing on August 1, 2025.

Array received a letter from DISH Wireless dated in September 2025 claiming that its obligations under its Master Lease Agreement with Array are excused due to actions taken by the FCC and subsequent agreements to sell spectrum assets. Site rental revenues from DISH Wireless were $6.5 million in 2025. Further, DISH Wireless is contractually committed to levels of revenue commensurate with 2025, subject to escalators, through 2031, and a declining revenue commitment in 2032-2035. DISH Wireless has failed to make certain payments due to Array under their contractual commitment. While Array believes that DISH Wireless' claim that its obligation under its Agreement with Array are excused is without merit, Array cannot predict with certainty whether and the degree to which its current or future year revenues will be negatively impacted as a result of this claim.

Services revenues

Services revenue increased in 2025 due primarily to an increase in application and related fees as a result of Array fully insourcing sales and leasing operations in early 2025. Additionally, the T-Mobile integration drove significant service revenue due to fees collected for structural analysis performed. Prior to this operational change, a large majority of these fees were retained by the outsourced provider as a component of their compensation.

Cost of operations

Cost of operations increased in 2025 due primarily to an increase in cell site ground rent related to annual escalators and additional sites, and an increase in structural analysis expense as a result of the T-Mobile MLA.

Selling, general and administrative

Selling, general and administrative expenses decreased in 2025 due primarily to decreases in expenses related to the strategic alternative review, partially offset by an increase in bad debts expense. Selling, general and administrative expenses in the second half of 2025 include costs to support the winddown of the legacy wireless operations. These expenses are expected to persist at a declining rate into future periods.

Loss on impairment of licenses

Loss on impairment of licenses decreased in 2025 due to decreases in the amount of impairments recorded on wireless spectrum licenses. See Note 8 — Intangible Assets in the Notes to Consolidated Financial Statements for additional information regarding these impairments.

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents Array's share of net income from entities in which it has a noncontrolling interest and that are accounted for using the equity method or the net asset value practical expedient. Array holds noncontrolling interests in three entities in the state of Iowa that sold their wireless operations to T-Mobile in three separate transactions on August 1, 2025, the same date that Array sold its wireless operations to T-Mobile. As a result of the Iowa entities' sale of their wireless operations, these entities recognized a gain on sale, and Array's proportionate share of the gain was included in Equity in earnings of unconsolidated entities in the amount of $33.4 million, which was the primary driver of the year-over-year increase in 2025. See Note 9 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.

Interest and dividend income

Interest and dividend income increased in 2025 due primarily to an increase in interest income earned on the proceeds from the sale of the wireless operations to T-Mobile.

Interest expense

Interest expense from continuing operations excludes interest costs in all periods associated with term loans repaid, and debt exchanged, in conjunction with the sale of Array's wireless operations to T-Mobile. As a result, Interest expense increased in 2025 due primarily to the new term loan that Array entered into in August 2025, and lower capitalized interest.

Short-term imputed spectrum lease income

Short-term imputed spectrum lease income increased in 2025 due to the execution of the Short-Term Spectrum Manager Lease Agreement and Short-Term Spectrum Manager Sublease Agreements, which provide T-Mobile with an exclusive license to use certain Array spectrum assets and leases at no cost for up to one year. The portion of the purchase price allocated to the use of this spectrum will be amortized over one year.

Income tax expense (benefit)

Income tax benefit on continuing operations increased in 2025 due primarily to favorable reductions to valuation allowances related to deferred tax assets that are now likely to be realized by the taxable income generated from the sale of wireless operations and select spectrum assets to T-Mobile, and/or the future License Purchase Agreements classified as held for sale as of December 31, 2025. This increase was partially offset by a decrease in the deferred tax benefit on the impairment of certain wireless spectrum licenses, which was smaller in 2025 than the impairment recorded in 2024.

2024-2023 Commentary

Site rental revenues

Site rental revenues increased in 2024 due primarily to an increase in new tenant lease executions.

Cost of operations

Cost of operations increased in 2024 as a result of increases in cell site ground rent and maintenance expenses.

Loss on impairment of licenses

Loss on impairment of licenses increased in 2024 due to the wireless spectrum license impairment change recorded during the third quarter of 2024. See Note 8 — Intangible Assets in the Notes to Consolidated Financial Statements for additional information regarding this impairment.

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents Array's share of net income from entities in which it has a noncontrolling interest and that are accounted for using the equity method or the net asset value practical expedient. See Note 9 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.

Income tax expense (benefit)

Income tax expense decreased in 2024 due primarily to the deferred tax impact of the wireless spectrum license impairment charge recorded in the third quarter of 2024.

Liquidity and Capital Resources

Sources of Liquidity

TDS believes that existing cash and investment balances, dividends, distributions from unconsolidated entities, expected cash flows from operating activities and funds available under its financing agreements will provide sufficient liquidity for TDS to meet its funding needs. TDS requires funding for, among other uses, day-to-day operations, capital expenditures, fiber deployments and E-ACAM builds, payment of dividends, debt service requirements, repurchases of shares and potential acquisitions of land, land easements or additional towers.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market investments. The primary objective of TDS' Cash and cash equivalents investment activities is to preserve principal. TDS does not have direct access to Array cash.

In January 2026, Array closed on the sale of certain 3.45 GHz and 700MHz wireless spectrum licenses to AT&T for total proceeds of $1,018.0 million and expects a cash income tax liability on the transaction of approximately $130.0 million, most of which will be paid during the second quarter of 2026. In February 2026, Array paid a special dividend per Common and Series A outstanding share of $10.25 for a total amount paid of $885.5 million. TDS, which owns 82.0% of the equity of Array as of December 31, 2025, received its pro-rata share of the special dividend in the amount of $725.6 million.



Cash and Cash Equivalents
(Dollars in millions)

The majority of TDS' Cash and cash equivalents are held in money market funds that purchase only debt issued by the U.S. Treasury or U.S. government agencies and bank deposit accounts. Refer to the Consolidated Cash Flow Analysis for additional information related to changes in Cash and cash equivalents.

Financing

Revolving Credit Agreements

TDS and Array have unsecured revolving credit agreements with maximum borrowing capacities of $400.0 million and $100.0 million, respectively. Amounts under the agreements may be borrowed, repaid and reborrowed from time to time until maturity in December 2030. As of December 31, 2025, there were no outstanding borrowings under the agreements, except for letters of credit, and TDS' and Array's unused borrowing capacity was $399.4 million and $99.9 million, respectively.

Unsecured Term Loan Agreements

In August 2025, TDS repaid the entire outstanding borrowings under all of its unsecured term loan agreements of $781.3 million. TDS incurred a termination penalty of $8.9 million as a result of the repayment of one of its agreements, which was recorded to Interest expense in the Consolidated Statement of Operations.

In August 2025, Array repaid the entire outstanding borrowings under its unsecured term loan agreements of $713.3 million.

In August 2025, Array borrowed $325.0 million under a term loan agreement with CoBank, ACB. The maturity date of the term loan is June 2030. Borrowings bear interest at a rate of Secured Overnight Financing Rate (SOFR) plus 2.50%.

Secured Term Loan Agreement

In August 2025, TDS repaid the entire outstanding borrowing under its secured term loan agreement of $300.0 million.

Export Credit Financing Agreements

At December 31, 2025, TDS had a term loan credit facility with Export Development Canada with $150.0 million of principal outstanding.

In January 2026, TDS repaid the entire outstanding borrowing of $150.0 million.

In August 2025, Array repaid the entire outstanding borrowings under its term loan agreement with Export Development Canada of $150.0 million.

Debt Covenants

The TDS and Array revolving credit agreements, the Array term loan agreement with CoBank and the TDS export credit financing agreement require TDS or Array, as applicable, to comply with certain affirmative and negative covenants, which include certain financial covenants that may restrict the borrowing capacity available. Following the sale of the Array wireless operations to T-Mobile, TDS and Array are required to maintain a Consolidated Leverage Ratio, as defined in the agreements, as of the end of any fiscal quarter from and including the quarter in which such sale occurs at a level not to exceed 3.50 to 1.00. TDS and Array are also required to maintain the Consolidated Interest Coverage Ratio at a level not lower than 3.00 to 1.00 as of the end of any fiscal quarter. TDS and Array believe that they were in compliance as of December 31, 2025 with all such financial covenants.

TDS believes that it and/or its subsidiaries were in compliance as of December 31, 2025, with all covenants and other requirements set forth in the TDS and Array long-term debt indentures. TDS and Array have not failed to make nor do they expect to fail to make any scheduled payment of principal or interest under such indentures.

Other Long-Term Financing

The T-Mobile transaction to sell the wireless operations and select spectrum assets included a debt exchange offer whereby debt issued by Array could be exchanged for debt issued by T-Mobile, which reduced the cash portion of the purchase price. The debt exchange offering closed on August 5, 2025 and resulted in the exchange of $1,680.1 million of long-term debt comprised of the following Array notes: $488.9 million of 6.7% Senior Notes, $394.2 million of 6.25% Senior Notes, $401.5 million of 5.5% March 2070 Senior Notes and $395.5 million of 5.5% June 2070 Senior Notes. As a result, on August 5, 2025, after the debt exchange, Array retained $363.9 million of senior notes, consisting of $55.1 million of 6.7% Senior Notes, $105.8 million of 6.25% Senior Notes, $98.5 million of 5.5% March 2070 Senior Notes, and $104.5 million of 5.5% June 2070 Senior Notes. The write-off of the unamortized discount and debt issuance costs related to the exchanged debt of $47.7 million was recorded to (Gain) loss on sale of business and other exit costs, net within discontinued operations in 2025.

TDS and Array each have an effective shelf registration statement on Form S-3 to issue senior or subordinated debt securities, preferred shares and depositary shares. The proceeds from any such issuances may be used for general corporate purposes, including the possible reduction of other short-term or long-term debt; spectrum purchases; capital expenditures; acquisition, construction and development programs; working capital; additional investments in subsidiaries; or the repurchase of shares. The ability of TDS or Array to complete an offering pursuant to such shelf registration statements is subject to market conditions and other factors at the time.

TDS and Array, at their discretion, may from time to time seek to retire or purchase their outstanding debt through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Refer to Market Risk — Long-Term Debt for additional information regarding required principal payments and the weighted average interest rates related to TDS' Long-term debt.

See Note 2 — Discontinued Operations and 13 — Debt in the Notes to Consolidated Financial Statements for additional information related to financing activities.

Credit Ratings

In certain circumstances, TDS' and Array's interest cost on their various agreements may be subject to increase if their current credit ratings from nationally recognized credit rating agencies are lowered, and may be subject to decrease if the ratings are raised. The agreements do not cease to be available nor do the maturity dates accelerate solely as a result of a downgrade in TDS' or Array's credit rating. However, downgrades in TDS' or Array's credit rating could adversely affect their ability to renew the agreements, obtain consents, waivers, or amendments, or obtain access to other credit agreements in the future.

The TDS and Array issuer credit ratings as of December 31, 2025, and the dates such ratings were issued were as follows:

Rating Agency	Rating	Outlook
Moody's (issued August 2025)	Ba1	stable outlook
Standard & Poor's (issued August 2025)	BBB-	stable outlook
Fitch Ratings (issued September 2025)	BB+	stable outlook

Capital Requirements

The discussion below is intended to highlight some of the significant cash outlays expected during 2026 and beyond and to highlight the spending incurred in current and prior years for these items. This discussion does not include cash required to fund normal operations, and is not a comprehensive list of capital requirements. Significant cash requirements that are not routine or in the normal course of business could arise from time to time.

Capital Expenditures

TDS makes substantial investments to acquire, construct and upgrade telecommunications networks and facilities to remain competitive and as a basis for creating long-term value for shareholders. In recent years, changes in technology have required substantial investments in TDS' networks to remain competitive; this is expected to continue in 2026 and future years with the continued deployment of fiber for TDS Telecom.

Capital expenditures for continuing operations (i.e., additions to property, plant and equipment), which include the effects of accruals and capitalized interest, in 2025, 2024 and 2023 were as follows:



Capital Expenditures
(Dollars in millions)

TDS Telecom's capital expenditures were $406.4 million, $323.8 million and $576.5 million in 2025, 2024 and 2023, respectively. In 2025, these capital expenditures were used for the following purposes:

- Continue fiber deployment in expansion markets and to meet E-ACAM build-out requirements;
- Support broadband growth and success-based spending; and
- Maintain and enhance existing infrastructure.

TDS Telecom's capital expenditures for 2026 are expected to be between $550 million and $600 million. These expenditures are expected to be used for similar purposes as those listed above.

Array's capital expenditures were $29.9 million, $19.1 million and $41.0 million in 2025, 2024 and 2023, respectively. Capital expenditures were used principally for tower maintenance, purchases of land interests, tower builds and one-time costs of migrating the tower light monitoring function to Array's long-term solution.

Array's capital expenditures for 2026 are expected to be between $25.0 and $35.0 million. These capital expenditures are expected to be used for purchases of land interests which are opportunistic in nature, tower maintenance, tower builds and one-time costs of migrating the tower light monitoring function to Array's long-term solution.

TDS intends to finance its capital expenditures for 2026 using primarily Cash flows from operating activities, dividends and existing cash balances.

Divestitures

TDS is engaged and may in the future be engaged in negotiations (subject to all applicable regulations) relating to the divestiture of companies, properties and assets. In general, TDS does not disclose such transactions until there is a definitive agreement.

See Note 7 — Acquisitions and Divestitures in the Notes to Consolidated Financial Statements for additional information related to divestitures.

Other Obligations

TDS will require capital for future spending on existing contractual obligations, including long-term debt obligations; preferred stock dividend obligations; lease commitments; and E-ACAM obligations. Refer to Liquidity and Capital Resources within this MD&A for additional information.

Common Share Repurchase Programs

During 2025, TDS repurchased 2,843,427 Common Shares for $108.1 million at an average cost per share of $38.03. As of December 31, 2025, the maximum dollar value of TDS Common Shares that may yet be purchased under TDS' program was $523.9 million.

During 2025, Array repurchased 328,835 Common Shares for $20.9 million at an average cost per share of $63.49. As of December 31, 2025, the total cumulative amount of Array Common Shares authorized to be repurchased is 658,107.

For additional information related to the current TDS and Array repurchase authorizations, see Note 18 — Shareholders' Equity in the Notes to Consolidated Financial Statements.

Dividends

TDS paid quarterly dividends per outstanding share of $0.04 in 2025. TDS paid quarterly dividends per outstanding share of $0.19 in the first quarter of 2024 and $0.04 in each of the second, third and fourth quarters of 2024. TDS paid quarterly dividends per outstanding share of $0.185 in 2023. It is uncertain at this time how the outcome of the strategic review process for Array, TDS' available opportunities to reinvest in its businesses, or TDS' ongoing liquidity needs, may impact the decisions of the TDS Board of Directors regarding the declaration of future cash dividends.

TDS paid quarterly dividends per outstanding Series UU depositary share (each representing 1/1,000th of a Preferred Share) of $0.414 in 2025, 2024 and 2023.

TDS paid quarterly dividends per outstanding Series VV depositary share (each representing 1/1,000th of a Preferred Share) of $0.375 in 2025, 2024 and 2023.

Array has not paid any regular cash dividends in past periods. In conjunction with the close of the transaction of the sale of Array's wireless operations to T-Mobile on August 1, 2025, on this same date, the Array Board of Directors declared a special dividend per Common and Series A outstanding share of $23.00 for shareholders of record on August 11, 2025, which was paid on August 19, 2025. In conjunction with the close of the transaction of the sale of spectrum licenses to AT&T on January 13, 2026, on this same date, the Array Board of Directors declared a special dividend per Common and Series A outstanding share of $10.25 for shareholders of record on January 23, 2026, which was paid on February 2, 2026. TDS, which owns 82.0% of the equity of Array as of December 31, 2025, received its pro-rata share of the special dividend. Array expects its pending sale of spectrum licenses to Verizon, which is subject to regulatory approval and customary closing conditions, to deliver substantial proceeds and expects its Board of Directors to declare a special dividend upon closure of the transaction. While no decisions have been made, the Array Board of Directors may declare regular cash dividends after the close of the Verizon transaction.

Consolidated Cash Flow Analysis

The following discussion summarizes TDS' cash flow activities in 2025, 2024 and 2023. Cash flows may fluctuate from quarter to quarter and year to year due to timing and other factors. This discussion is intended to highlight the significant changes and is not intended to fully reconcile the changes.

2025 Commentary

TDS' Cash, cash equivalents and restricted cash increased $386.9 million. Net cash provided by operating activities related to continuing operations was $338.3 million due to net income of $151.1 million adjusted for non-cash items of $209.9 million and distributions received from unconsolidated entities of $215.6 million, including $79.5 million in distributions from the Los Angeles SMSA Limited Partnership (LA Partnership). Distributions from noncontrolling wireless entities managed by Array included a special distribution of $42.5 million related to the proceeds received by three entities in the state of Iowa that sold their wireless operations to T-Mobile on August 1, 2025. In addition, distributions from certain equity method investments operated by Verizon included a special distribution of $25.3 million related to proceeds received by Verizon managed entities related to Verizon's tower transaction with Vertical Bridge that closed in December 2024. This was partially offset by lower current year distributions due to adjustments made by certain equity method investees for prior period activity. The changes in working capital items which decreased net cash by $238.4 million were primarily driven by the payment of associate bonuses, deferred revenue related to spectrum leases, increase in receivable balances and the timing of tax payments. Net cash provided by operating activities related to discontinued operations were $251.6 million.

Cash flows used for investing activities related to continuing operations were $318.3 million, due primarily to payments for property, plant and equipment of $390.5 million, partially offset by cash received from divestitures of $72.3 million. Cash flows provided by investing activities related to discontinued operations were $2,462.4 million.

Cash flows used for financing activities related to continuing operations were $2,326.5 million, due primarily to repayments on TDS and Array long-term debt agreements of $1,962.1 million, the payment of $358.6 million in Array dividends, the repurchase of TDS Common Shares of $108.1 million, the payment of $87.7 million in TDS dividends, tax withholdings, net of cash receipts, for Array stock-based compensation awards of $63.4 million due to Array awards that accelerated upon change in control and associate terminations, distributions to noncontrolling interests of $21.9 million due to the sale of the wireless operations to T-Mobile and the repurchase of Array Common Shares of $21.4 million. These were partially offset by $325.0 million borrowed under the Array CoBank term loan agreement. Cash flows used for financing activities related to discontinued operations were $20.5 million.

2024 Commentary

TDS' Cash, cash equivalents and restricted cash increased $113.9 million. Net cash provided by operating activities related to continuing operations was $295.8 million due to net loss of $81.3 million adjusted for non-cash items of $257.0 million and distributions received from unconsolidated entities of $168.7 million, including $74.8 million in distributions from the LA Partnership. This was partially offset by changes in working capital items which decreased net cash by $48.6 million. The working capital changes were primarily driven by the timing of vendor payments. Net cash provided by operating activities related to discontinued operations were $850.1 million.

Cash flows used for investing activities related to continuing operations were $235.9 million, due primarily to payments for property, plant and equipment of $365.4 million and payments for wireless spectrum licenses of $19.2 million, partially offset by cash received from divestitures of $147.3 million. Cash flows used for investing activities related to discontinued operations were $518.6 million.

Cash flows used for financing activities related to continuing operations were $210.8 million, due primarily to repayments on TDS and Array long-term debt agreements of $455.5 million, the payment of $104.4 million in TDS dividends, the repurchase of Array Common Shares of $54.1 million, and the payment of debt issuance costs of $16.2 million. These were partially offset by $440.0 million borrowed under TDS and Array long-term debt agreements. Cash flows used for financing activities related to discontinued operations were $66.6 million.

2023 Commentary

TDS' Cash, cash equivalents and restricted cash decreased $130.0 million. Net cash provided by operating activities related to continuing operations was $306.7 million due to net loss of $547.7 million adjusted for non-cash items of $715.0 million and distributions received from unconsolidated entities of $150.3 million, including $69.1 million in distributions from the LA Partnership. This was partially offset by changes in working capital items which decreased net cash by $10.9 million. The working capital changes were primarily driven by an increase in receivable balances and changes in other assets and liabilities, partially offset by the timing of tax payments. Net cash provided by operating activities related to discontinued operations were $834.4 million.

Cash flows used for investing activities related to continuing operations were $759.1 million, due primarily to payments for property, plant and equipment of $643.1 million and payments for wireless spectrum licenses of $128.6 million. Cash flows used for investing activities related to discontinued operations were $568.0 million.

Cash flows provided for financing activities related to continuing operations were $121.6 million, due primarily to borrowings on TDS and Array long-term debt agreements of $1,081.0 million. These were partially offset by repayments on TDS and Array long-term debt agreements of $723.3 million, repayments on an Array short-term debt agreement of $60.0 million and the payment of $152.7 million in TDS dividends. Cash flows used for financing activities related to discontinued operations were $65.6 million.

Consolidated Balance Sheet Analysis

The following discussion addresses certain captions in the consolidated balance sheet and changes therein. This discussion is intended to highlight the significant changes and is not intended to fully reconcile the changes. Notable balance sheet changes during 2025 were as follows:

Current assets of discontinued operations

Current assets of discontinued operations decreased $1,163.0 million due to the sale of wireless operations to T-Mobile on August 1, 2025. See Note 2 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information.

Other current assets

Other current assets decreased $17.1 million due primarily to a decrease in restricted cash required under the Array receivables securitization agreement.

Non-current assets held for sale

Non-current assets held for sale increased $1,598.1 million due to spectrum license transactions executed in 2024 and 2025. See Note 7 — Acquisitions and Divestitures in the Notes to Consolidated Financial Statements for additional information.

Non-current assets of discontinued operations

Non-current assets of discontinued operations decreased $4,499.6 million due to the sale of wireless operations to T-Mobile on August 1, 2025. See Note 2 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information.

Licenses

Licenses decreased $1,646.7 million due primarily to the transfer of spectrum licenses related to transactions executed in 2024 and 2025 to Non-current assets held for sale. See Note 7 — Acquisitions and Divestitures in the Notes to Consolidated Financial Statements for additional information.

Other intangible assets, net of accumulated amortization

Other intangible assets, net of accumulated amortization decreased $29.1 million due primarily to amortization of TDS Telecom franchise rights.

Current portion of long-term debt

Current portion of long-term debt decreased $25.9 million due primarily to the repayment of outstanding debt on the TDS and Array term loan agreements and the Array receivables securitization agreement.

Accounts payable

Accounts payable increased $41.0 million due primarily to increased capital expenditures and the timing of vendor payments.

Customer deposits and deferred revenues

Customer deposits and deferred revenues increased $78.1 million due primarily to the deferral of a portion of the T-Mobile purchase price related to T-Mobile's use of certain spectrum assets at no cost for up to one year. See Note 2 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information.

Accrued compensation

Accrued compensation decreased $90.3 million due primarily to associate bonus payments in March 2025 and reduction of headcount related to the sale of wireless operations.

Current liabilities of discontinued operations

Current liabilities of discontinued operations decreased $651.3 million, due to the sale of wireless operations to T-Mobile on August 1, 2025. See Note 2 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information.

Non-current liabilities of discontinued operations

Non-current liabilities of discontinued operations decreased $2,310.7 million due to the sale of wireless operations to T-Mobile on August 1, 2025. See Note 2 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information.

Deferred income tax liability, net

Deferred income tax liability, net decreased $237.1 million due primarily to tax impacts of the sale of the wireless operations to T-Mobile on August 1, 2025, as well as reductions to valuation allowances related to deferred tax assets that are now likely to be realized by the taxable income generated from the pending License Purchase Agreements classified as held for sale as of December 31, 2025. See Note 2 — Discontinued Operations and Note 7 — Acquisitions and Divestitures in the Notes to Consolidated Financial Statements for additional information.

Other deferred liabilities and credits

Other deferred liabilities and credits increased $113.3 million due primarily to expected decommissioning costs for certain equipment under the terms of the Securities Purchase Agreement and an increase in the asset retirement obligation due to updated removal cost estimates.

Long-term debt, net

Long-term debt, net decreased $1,592.3 million due primarily to the repayment of the TDS term loan agreements and repayment of Array's term loan and export credit financing agreements. See Note 13 — Debt in the Notes to Consolidated Financial Statements for additional information.

Noncontrolling interests with redemption features

Noncontrolling interests with redemption features decreased $15.8 million due to the acquisition of the remaining interest of King Street Wireless, LLC and Sunshine Spectrum, LLC. See Note 7 — Acquisitions and Divestitures in the Notes to Consolidated Financial Statements for additional information.

Application of Critical Accounting Policies and Estimates

TDS prepares its consolidated financial statements in accordance with GAAP. TDS' significant accounting policies are discussed in detail in Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements, Note 3 — Revenue Recognition and Note 11 — Leases in the Notes to Consolidated Financial Statements.

Management believes the application of the following critical accounting policies and the estimates required by such application reflect its most significant judgments and estimates used in the preparation of TDS' consolidated financial statements.

Wireless Spectrum License Impairment – Array

Wireless spectrum licenses are considered to be indefinite-lived assets, and therefore, are not amortized but are tested for impairment annually or more frequently if there are events or circumstances that cause Array to believe that their carrying values exceed their fair values. Wireless spectrum licenses are tested for impairment at the level of reporting referred to as a unit of accounting.

During the third quarter of 2025, Array continued its efforts to monetize its spectrum assets not subject to pending sale agreements. Based on information obtained through that process, specifically suppressed pricing and decrease in demand for high-band spectrum, Array concluded that there were events and circumstances in the third quarter of 2025 that caused Array to believe the carrying value of one of the units of accounting for remaining spectrum not subject to a pending sale agreement may exceed its respective fair value (i.e., triggering event), and accordingly a quantitative impairment assessment was performed for that unit.

A market approach was used for purposes of the quantitative impairment assessment to value the wireless spectrum licenses for the high-band unit of accounting tested, selecting a point within a range of values established largely through industry benchmarks, FCC auction data, and precedent transactions. The fair value of the wireless spectrum licenses was less than the respective carrying value, and a $47.7 million impairment was recorded to Loss on impairment of licenses for continuing operations in the Consolidated Statement of Operations during the third quarter of 2025. The impairment loss was related to the retained high-band spectrum unit of accounting which includes the 28 GHz, 37 GHz and 39 GHz frequency bands, the carrying value of which was $113.4 million after the impairment loss. The impairment loss is driven by lower fair value attributed to high-band spectrum as a result of industry-wide challenges encountered related to the operationalization of this spectrum.

For purposes of its annual impairment test as of November 1, 2025, Array performed a qualitative test for all seven of its units of accounting. The test considered several factors, including the results of the quantitative impairment assessment performed in the third quarter of 2025 as well as purchase prices of executed agreements to sell certain wireless spectrum licenses and other market factors. Based on these assessments, Array concluded that it was more likely than not that the fair value of each unit of accounting exceeded its respective carrying value. Therefore, no quantitative impairment evaluation was completed.

During the third quarter of 2024, Array concluded that there were events and circumstances that caused Array to believe the carrying values of five units of accounting may exceed their respective fair values (i.e., triggering event), and accordingly a quantitative impairment assessment was performed for those units. There was no triggering event for the other units of accounting.

Based on a market approach valuation, the fair value of the wireless spectrum licenses exceeded their respective carrying values by amounts ranging from 9% to 80% for three of the units of accounting. For two of the units of accounting, the fair value of the wireless spectrum licenses was less than the respective carrying value, and a $136.2 million impairment was recorded to Loss on impairment of licenses for continuing operations in the Consolidated Statement of Operations during the third quarter of 2024. The impairment loss was substantially all related to the retained high-band spectrum unit of accounting which includes the 28 GHz, 37 GHz and 39 GHz frequency bands, the carrying value of which was $161.1 million after the impairment loss. The impairment loss was driven by a change in the units of accounting described above combined with lower fair value primarily attributed to high-band spectrum as a result of industry-wide challenges encountered related to the operationalization of this spectrum.

For purposes of its annual impairment test as of November 1, 2024, Array performed a qualitative test for all twelve of its units of accounting. The test considered several factors, including the results of the quantitative impairment assessment performed in the third quarter of 2024 as well as purchase prices of executed agreements to sell certain wireless spectrum licenses and other market factors. Based on these assessments, Array concluded that it was more likely than not that the fair value of each unit of accounting exceeded its respective carrying value. Therefore, no quantitative impairment evaluation was completed.

Income Taxes

The amounts of income tax assets and liabilities, the related income tax provision and the amount of unrecognized tax benefits are critical accounting estimates because such amounts are significant to TDS' financial condition and results of operations.

The preparation of the consolidated financial statements requires TDS to calculate a provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes. These temporary differences result in deferred income tax assets and liabilities which are included on a net basis in TDS' Consolidated Balance Sheet. TDS must then assess the likelihood that deferred income tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance. Management's judgment is required in determining the provision for income taxes, deferred income tax assets and liabilities and any valuation allowance that is established for deferred income tax assets.

TDS recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on management's judgment as to the possible outcome that has a greater than 50% cumulative likelihood of being realized upon ultimate resolution.

See Note 5 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.

Private Securities Litigation Reform Act of 1995
Safe Harbor Cautionary Statement

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical facts and represent forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, that address activities, events or developments that TDS intends, expects, projects, believes, estimates, plans or anticipates will or may occur in the future are forward-looking statements. The words "believes," "anticipates," "estimates," "expects," "plans," "intends," "projects" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, those set forth below. See "Risk Factors" in TDS' Annual Report on Form 10-K for the year ended December 31, 2025, for a further discussion of these risks. Each of the following risks could have a material adverse effect on TDS' business, financial condition or results of operations. However, such factors are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in, or implied by, the forward-looking statements contained in this document. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements. TDS undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

Announced Transactions and Strategic Alternatives Review Risk Factors

- *Closing of the T-Mobile transaction occurred on August 1, 2025, and has required substantial changes to the manner in which Array's remaining business is conducted, which could have a material adverse effect on Array's financial condition and results of operations.*

- *Array entered into License Purchase Agreements with Verizon and T-Mobile to sell certain wireless spectrum licenses. There is no guarantee that such transactions contemplated by the License Purchase Agreements will be consummated. Costs and uncertainties related to these transactions could have adverse effects on Array's financial condition or results of operations.*

Operational Risk Factors

- *An inability to monetize the remaining spectrum assets as well as the ongoing costs to retain the spectrum could adversely affect TDS' operations.*

- *A delay or failure by TDS to complete significant network construction and systems implementation activities as part of its plans to expand and improve the quality and capacity of its network and support systems could adversely affect its operations.*

- *Increasing competition in the wireline and tower industries could adversely affect TDS' revenues, negatively impact future growth and increase its costs to compete.*

- *There are economic and business risks associated with fixed rate annual escalators on Array's colocation revenue contracts.*

- *A substantial portion of Array revenues are derived from a small number of tenants concentrated in the wireless industry and the loss or financial difficulties of such tenants may adversely affect Array's business, financial condition, results of operations and future growth. Array is particularly reliant on its relationship with T-Mobile. DISH Wireless has failed to make certain payments due to Array under their contractual commitment. Lower demand for wireless services, negative trends in the wireless industry or changes in customer business models may decrease the revenues Array receives from its tenants, which could adversely affect Array's business, financial condition, results of operations and future growth.*

- *TDS' lack of scale relative to larger competitors that may have greater financial and other resources than TDS could cause TDS to be unable to compete successfully, which could adversely affect its business, financial condition or results of operations.*

- *Inability to protect TDS' real estate rights, with respect to land leases, could have an adverse effect on TDS' business, financial condition or results of operations.*

- *TDS' business, financial condition or results of operations may be adversely impacted by extreme weather events, climate-related events, natural disasters (including wildfires) and other unforeseen events.*

- *An inability to attract people of outstanding talent throughout all levels of the organization, to develop their potential through education and assignments, and to retain them by keeping them engaged, challenged and properly rewarded could have an adverse effect on TDS' business, financial condition or results of operations.*

- *Changes in various business factors, including changes in demand, consumer preferences and perceptions, price competition, cost increases and other factors, could have an adverse effect on TDS' business, financial condition or results of operations.*

- *Advances or changes in technology could render certain technologies used by TDS obsolete, could put TDS at a competitive disadvantage, could reduce TDS' revenues or could increase its costs of doing business. Artificial intelligence advancements may put TDS at a competitive disadvantage, in particular if TDS is not able to keep pace with its competitors, which could have an adverse effect on TDS' business, financial condition or results of operations.*

- *Costs, integration problems or other factors associated with acquisitions or divestitures and/or expansion of TDS' businesses could have an adverse effect on TDS' business, financial condition or results of operations.*

- *Difficulties involving third parties TDS does business with, including changes in the relationship with TDS or financial or operational difficulties, including supply chain disruptions of key suppliers, could adversely affect TDS' business, financial condition or results of operations.*

- *A failure by TDS to maintain flexible and capable telecommunication networks or information technologies, or a material disruption thereof, could have an adverse effect on TDS' business, financial condition or results of operations.*

Financial Risk Factors

- *Uncertainty in TDS' or Array's future cash flow and liquidity, their level of indebtedness or their inability to access capital, deterioration in the capital markets, changes in interest rates, changes in TDS' or Array's credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which may require TDS to reduce or delay its construction, development or acquisition programs, divest assets, and/or reduce or cease share repurchases and/or the payment of common shareholder dividends.*

- *TDS' assets and revenue are concentrated primarily in the U.S. telecommunications industry. Consequently, its operating results may fluctuate based on factors related primarily to conditions in this industry.*

- *TDS has significant investments in wireless operating entities that it does not control. Losses in the value of or cash flows from such investments could have an adverse effect on TDS' financial condition, cash flows or results of operations.*

Regulatory, Legal and Governance Risk Factors

- *Failure by TDS to timely or fully comply with any existing applicable legislative and/or regulatory requirements or changes thereto could adversely affect TDS' business, financial condition or results of operations.*

- *TDS' receipt of financial support through various government programs for its deployment of telecommunications and broadband networks and services, its ability to properly calculate and pay fees and surcharges for its services, and its ability to continue to pass through and collect from its customers certain of those fees and surcharges is subject to uncertainty, the result of which could have an adverse effect on TDS' business, financial condition or results of operations.*

- *Settlements, judgments, restraints on its current or future manner of doing business and/or costs resulting from pending and future legal and policy proceedings could have an adverse effect on TDS' business, financial condition or results of operations.*

- *Certain matters, such as control by the TDS Voting Trust and provisions in the TDS Restated Certificate of Incorporation, may serve to discourage or make more difficult a change in control of TDS or have other consequences.*

General Risk Factors

- *TDS has experienced, and in the future expects to experience, cyber-attacks or other breaches of network or information technology security of varying degrees on a regular basis, which could have an adverse effect on TDS' business, financial condition or results of operations.*

- *Disruption in credit or other financial markets, a deterioration of U.S. or global economic conditions or other events could, among other things, impede TDS' access to or increase the cost of financing its operating and investment activities and/or result in reduced revenues and lower operating income and cash flows, which would have an adverse effect on TDS' business, financial condition or results of operations.*

Market Risk

Long-Term Debt

As of December 31, 2025, approximately 45% of TDS' long-term debt was in fixed-rate senior notes and approximately 55% in variable-rate debt. Fluctuations in market interest rates can lead to volatility in the fair value of fixed-rate notes and interest expense on variable-rate debt.

The following table presents the scheduled principal payments on long-term debt, lease obligations and the related weighted average interest rates by maturity dates at December 31, 2025:

	Principal Payments Due by Period	
	Long-Term Debt Obligations[1]	Weighted-Avg. Interest Rates on Long-Term Debt Obligations[2]
(Dollars in thousands)		
2026	$ 5,276	6.2 %
2027	158,831	5.4 %
2028	8,308	6.2 %
2029	12,373	6.2 %
2030	292,814	6.2 %
Thereafter	365,964	5.9 %
Total	$ 843,566	5.9 %

[1] The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to unamortized debt issuance costs on all non-revolving debt instruments, and unamortized discounts related to Array's 6.7% Senior Notes. In January 2026, TDS repaid the entire outstanding borrowing of $150.0 million under its term loan credit facility with Export Development Canada, which had a maturity date of December 2027.

[2] Represents the weighted average stated interest rates at December 31, 2025, for debt maturing in the respective periods.

Fair Value of Long-Term Debt

At December 31, 2025 and 2024, the estimated fair value of long-term debt obligations, excluding lease obligations, the current portion of such long-term debt and debt financing costs, was $757.5 million and $2,420.4 million, respectively, and the book value was $834.7 million and $2,445.8 million, respectively. See Note 4 — Fair Value Measurements in the Notes to Consolidated Financial Statements for additional information.

Supplemental Information Relating to Non-GAAP Financial Measures

TDS sometimes uses information derived from consolidated financial information but not presented in its financial statements prepared in accordance with GAAP to evaluate the performance of its business. Certain of these measures are considered "non-GAAP financial measures" under U.S. Securities and Exchange Commission Rules. Specifically, TDS has referred to the following measures in this Form 10-K Report:

- EBITDA
- Adjusted EBITDA
- Adjusted OIBDA
- Free cash flow

Following are explanations of each of these measures:

EBITDA, Adjusted EBITDA and Adjusted OIBDA

EBITDA, Adjusted EBITDA and Adjusted OIBDA are defined as Net income (loss) from continuing operations adjusted for the items set forth in the reconciliation below. EBITDA, Adjusted EBITDA and Adjusted OIBDA are not measures of financial performance under GAAP and should not be considered as alternatives to Net income (loss) from continuing operations or Cash flows from operating activities - continuing operations, as indicators of cash flows or as measures of liquidity. TDS does not intend to imply that any such items set forth in the reconciliation below are non-recurring, infrequent or unusual; such items may occur in the future.

Adjusted EBITDA is a segment measure reported to the chief operating decision maker for purposes of assessing the segments' performance. See Note 20 — Business Segment Information in the Notes to Consolidated Financial Statements for additional information.

Management uses Adjusted EBITDA and Adjusted OIBDA as measurements of profitability, and therefore reconciliations to applicable GAAP income measures are deemed appropriate. Management believes Adjusted EBITDA and Adjusted OIBDA are useful measures of TDS' operating results before significant recurring non-cash charges, nonrecurring expenses, gains and losses, and other items as presented below as it provides additional relevant and useful information to investors and other users of TDS' financial data in evaluating the effectiveness of its operations and underlying business trends in a manner that is consistent with management's evaluation of business performance. Adjusted EBITDA shows adjusted earnings before interest, taxes, depreciation, amortization and accretion, gains and losses, and expenses related to the strategic alternatives review, while Adjusted OIBDA reduces this measure further to exclude Equity in earnings of unconsolidated entities and Interest and dividend income in order to more effectively show the performance of operating activities excluding investment activities. The following tables reconcile EBITDA, Adjusted EBITDA and Adjusted OIBDA to the corresponding GAAP measures, Net income (loss) from continuing operations and/or Operating income (loss).

TDS - CONSOLIDATED		2025		2024		2023
(Dollars in thousands)						
Net income (loss) from continuing operations (GAAP)	$	**151,146**	$	(81,321)	$	(547,682)
Add back:						
Income tax benefit		**(62,184)**		(22,067)		(15,799)
Interest expense		**112,668**		108,575		62,177
Depreciation, amortization and accretion		**351,885**		325,697		310,071
EBITDA (Non-GAAP)		**553,515**		330,884		(191,233)
Add back or deduct:						
Expenses related to strategic alternatives review		**9,056**		33,304		13,012
Loss on impairment of intangible assets		**48,579**		137,337		546,951
(Gain) loss on asset disposals, net		**16,847**		13,141		5,269
(Gain) loss on sale of business and other exit costs, net		**(23,918)**		(68,350)		—
(Gain) loss on license sales and exchanges, net		**(6,123)**		3,460		(2,170)
Short-term imputed spectrum lease income		**(69,033)**		—		—
Adjusted EBITDA (Non-GAAP)		**528,923**		449,776		371,829
Deduct:						
Equity in earnings of unconsolidated entities		**176,101**		163,623		159,409
Interest and dividend income		**40,307**		27,201		20,013
Other, net		**13,574**		5,622		1,840
Adjusted OIBDA (Non-GAAP)		**298,941**		253,330		190,567
Deduct:						
Depreciation, amortization and accretion		**351,885**		325,697		310,071
Expenses related to strategic alternatives review		**9,056**		33,304		13,012
Loss on impairment of intangible assets		**48,579**		137,337		546,951
(Gain) loss on asset disposals, net		**16,847**		13,141		5,269
(Gain) loss on sale of business and other exit costs, net		**(23,918)**		(68,350)		—
(Gain) loss on license sales and exchanges, net		**(6,123)**		3,460		(2,170)
Operating income (loss) (GAAP)	$	**(97,385)**	$	(191,259)	$	(682,566)

TDS TELECOM		2025		2024		2023
(Dollars in thousands)						
Net income (loss) (GAAP)	$	**27,516**	$	84,901	$	(483,416)
Add back or deduct:						
Income tax expense (benefit)		**10,157**		35,040		(25,517)
Interest expense		**(6,654)**		(5,197)		(8,050)
Depreciation, amortization and accretion		**300,196**		270,660		245,379
EBITDA (Non-GAAP)		**331,215**		385,404		(271,604)
Add back or deduct:						
Expenses related to strategic alternatives review		**6,207**		—		—
Loss on impairment of intangible assets		**900**		1,103		546,951
(Gain) loss on asset disposals, net		**15,054**		12,376		9,672
(Gain) loss on sale of business and other exit costs, net		**(23,121)**		(49,108)		—
Adjusted EBITDA (Non-GAAP)		**330,255**		349,775		285,019
Deduct:						
Equity in earnings of unconsolidated entities		**4**		(7)		2
Interest and dividend income		**6,440**		5,483		4,174
Other, net		**4,918**		3,959		1,867
Adjusted OIBDA (Non-GAAP)		**318,893**		340,340		278,976
Deduct:						
Depreciation, amortization and accretion		**300,196**		270,660		245,379
Expenses related to strategic alternatives review		**6,207**		—		—
Loss on impairment of intangible assets		**900**		1,103		546,951
(Gain) loss on asset disposals, net		**15,054**		12,376		9,672
(Gain) loss on sale of business and other exit costs, net		**(23,121)**		(49,108)		—
Operating income (loss) (GAAP)	$	**19,657**	$	105,309	$	(523,026)

ARRAY	2025	2024	2023
(Dollars in thousands)			
Net income (loss) from continuing operations (GAAP)	$ 172,267	$ (80,464)	$ 8,377
Add back:			
Income tax expense (benefit)	(31,148)	(19,256)	32,855
Interest expense	28,222	12,405	14,606
Depreciation, amortization and accretion	48,262	47,212	49,984
EBITDA (Non-GAAP)	217,603	(40,103)	105,822
Add back or deduct:			
Expenses related to strategic alternatives review	2,444	21,521	8,335
Loss on impairment of licenses	47,679	136,234	—
(Gain) loss on asset disposals, net	1,746	809	(4,417)
(Gain) loss on license sales and exchanges, net	(6,123)	3,460	(2,170)
Short-term imputed spectrum lease income	(69,033)	—	—
Adjusted EBITDA (Non-GAAP)	194,316	121,921	107,570
Deduct:			
Equity in earnings of unconsolidated entities	173,754	161,364	158,296
Interest and dividend income	18,917	11,656	9,774
Other, net	169	—	(7)
Adjusted OIBDA (Non-GAAP)	1,476	(51,099)	(60,493)
Deduct:			
Depreciation, amortization and accretion	48,262	47,212	49,984
Expenses related to strategic alternatives review	2,444	21,521	8,335
Loss on impairment of licenses	47,679	136,234	—
(Gain) loss on asset disposals, net	1,746	809	(4,417)
(Gain) loss on license sales and exchanges, net	(6,123)	3,460	(2,170)
Operating income (loss) (GAAP)	$ (92,532)	$ (260,335)	$ (112,225)

Free Cash Flow

The following table presents Free cash flow from continuing operations, which is defined as Cash flows from operating activities less Cash paid for additions to property, plant and equipment and Cash paid for software license agreements. Free cash flow is a non-GAAP financial measure which TDS believes may be useful to investors and other users of its financial information in evaluating liquidity, specifically, the amount of net cash generated by continuing business operations after deducting Cash paid for additions to property, plant and equipment and Cash paid for software license agreements.

	2025	2024	2023
(Dollars in thousands)			
Cash flows from operating activities - continuing operations (GAAP)	$ 338,284	$ 295,780	$ 306,730
Cash paid for additions to property, plant and equipment	(390,529)	(365,446)	(643,065)
Cash paid for software license agreements	(1,933)	(1,251)	(405)
Free cash flow - continuing operations (Non-GAAP)	$ (54,178)	$ (70,917)	$ (336,740)

Financial Statements

Telephone and Data Systems, Inc.
Consolidated Statement of Operations

Year Ended December 31,	2025	2024	2023
(Dollars and shares in thousands, except per share amounts)			
Operating revenues			
Services	$ 1,043,808	$ 1,123,824	$ 1,125,184
Site rental	154,654	102,610	100,382
Equipment and product sales	29,745	70,544	129,547
Total operating revenues	1,228,207	1,296,978	1,355,113
Operating expenses			
Cost of operations (excluding Depreciation, amortization and accretion reported below)	478,906	526,750	571,953
Cost of equipment and products	24,354	63,506	116,766
Selling, general and administrative	435,062	486,696	488,839
Depreciation, amortization and accretion	351,885	325,697	310,071
Loss on impairment of intangible assets	48,579	137,337	546,951
(Gain) loss on asset disposals, net	16,847	13,141	5,269
(Gain) loss on sale of business and other exit costs, net	(23,918)	(68,350)	—
(Gain) loss on license sales and exchanges, net	(6,123)	3,460	(2,170)
Total operating expenses	1,325,592	1,488,237	2,037,679
Operating income (loss)	(97,385)	(191,259)	(682,566)
Other income (expense)			
Equity in earnings of unconsolidated entities	176,101	163,623	159,409
Interest and dividend income	40,307	27,201	20,013
Interest expense	(112,668)	(108,575)	(62,177)
Short-term imputed spectrum lease income	69,033	—	—
Other, net	13,574	5,622	1,840
Total other income	186,347	87,871	119,085
Income (loss) before income taxes	88,962	(103,388)	(563,481)
Income tax expense (benefit)	(62,184)	(22,067)	(15,799)
Net income (loss) from continuing operations	151,146	(81,321)	(547,682)
Less: Net income (loss) from continuing operations attributable to noncontrolling interests, net of tax	33,742	(9,150)	2,727
Net income (loss) from continuing operations attributable to TDS shareholders	117,404	(72,171)	(550,409)
Net income (loss) from discontinued operations	(130,904)	54,840	60,395
Less: Net income from discontinued operations attributable to noncontrolling interests, net of tax	(7,264)	10,374	9,995
Net income (loss) from discontinued operations attributable to TDS shareholders	(123,640)	44,466	50,400
Net income (loss)	20,242	(26,481)	(487,287)
Less: Net income attributable to noncontrolling interests, net of tax	26,478	1,224	12,722
Net income (loss) attributable to TDS shareholders	(6,236)	(27,705)	(500,009)
TDS Preferred Share dividends	69,225	69,225	69,225
Net income (loss) attributable to TDS common shareholders	$ (75,461)	$ (96,930)	$ (569,234)

Telephone and Data Systems, Inc.
Consolidated Statement of Operations

Year Ended December 31,		2025		2024		2023
(Dollars and shares in thousands, except per share amounts)						
Basic weighted average shares outstanding		**115,179**		113,714		112,750
Basic earnings (loss) per share from continuing operations attributable to TDS common shareholders	$	**0.42**	$	(1.24)	$	(5.50)
Basic earnings (loss) per share from discontinued operations attributable to TDS common shareholders	$	**(1.08)**	$	0.39	$	0.45
Basic earnings (loss) per share attributable to TDS common shareholders	$	**(0.66)**	$	(0.85)	$	(5.05)
Diluted weighted average shares outstanding		**118,563**		113,714		112,750
Diluted earnings (loss) per share from continuing operations attributable to TDS common shareholders	$	**0.39**	$	(1.24)	$	(5.50)
Diluted earnings (loss) per share from discontinued operations attributable to TDS common shareholders	$	**(1.04)**	$	0.39	$	0.45
Diluted earnings (loss) per share attributable to TDS common shareholders	$	**(0.65)**	$	(0.85)	$	(5.05)

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.
Consolidated Statement of Comprehensive Income

Year Ended December 31,		2025		2024		2023
(Dollars in thousands)						
Net income (loss) from continuing operations	$	**151,146**	$	(81,321)	$	(547,682)
Net change in accumulated other comprehensive income						
Change related to retirement plan						
Amounts included in net periodic benefit cost for the period						
Net actuarial gains		**5,829**		9,804		7,909
Amortization of prior service cost and unrecognized net gain		**(1,646)**		(877)		424
		4,183		8,927		8,333
Change in deferred income taxes		**(915)**		(1,942)		(1,627)
Change related to retirement plan, net of tax		**3,268**		6,985		6,706
Net change in accumulated other comprehensive income		**3,268**		6,985		6,706
Comprehensive income (loss) from continuing operations		**154,414**		(74,336)		(540,976)
Less: Net income (loss) from continuing operations attributable to noncontrolling interests, net of tax		**33,742**		(9,150)		2,727
Comprehensive income (loss) from continuing operations attributable to TDS shareholders	$	**120,672**	$	(65,186)	$	(543,703)

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.
Consolidated Statement of Cash Flows

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Cash flows from operating activities			
Net income (loss)	$ **20,242**	$ (26,481)	$ (487,287)
Net income (loss) from discontinued operations	**(130,904)**	54,840	60,395
Net income (loss) from continuing operations	**151,146**	(81,321)	(547,682)
Add (deduct) adjustments to reconcile net income (loss) to net cash flows from operating activities			
Depreciation, amortization and accretion	**351,885**	325,697	310,071
Bad debts expense	**8,172**	7,424	8,638
Stock-based compensation expense	**27,174**	18,335	19,584
Deferred income taxes, net	**(66,190)**	(20,978)	(15,276)
Equity in earnings of unconsolidated entities	**(176,101)**	(163,623)	(159,409)
Distributions from unconsolidated entities	**215,599**	168,701	150,290
Loss on impairment of intangible assets	**48,579**	137,337	546,951
(Gain) loss on asset disposals, net	**16,847**	13,141	5,269
(Gain) loss on sale of business and other exit costs, net	**(23,918)**	(68,350)	—
(Gain) loss on license sales and exchanges, net	**(6,123)**	3,460	(2,170)
Other operating activities	**29,617**	4,576	1,321
Changes in assets and liabilities from operations			
Accounts receivable	**(24,189)**	6,185	(16,579)
Inventory	**(10)**	(327)	(1,112)
Accounts payable	**(9,830)**	(56,066)	(31,631)
Customer deposits and deferred revenues	**(70,569)**	399	1,204
Accrued taxes	**(19,837)**	(5,105)	44,226
Other assets and liabilities	**(113,968)**	6,295	(6,965)
Net cash provided by operating activities - continuing operations	**338,284**	295,780	306,730
Net cash provided by operating activities - discontinued operations	**251,605**	850,093	834,421
Net cash provided by operating activities	**589,889**	1,145,873	1,141,151
Cash flows from investing activities			
Cash paid for additions to property, plant and equipment	**(390,529)**	(365,446)	(643,065)
Cash paid for licenses	**(4,175)**	(19,198)	(128,597)
Cash received from divestitures	**72,342**	147,267	1,000
Other investing activities	**4,067**	1,449	11,523
Net cash used in investing activities - continuing operations	**(318,295)**	(235,928)	(759,139)
Net cash provided by (used in) investing activities - discontinued operations	**2,462,399**	(518,572)	(568,026)
Net cash provided by (used in) investing activities	$ **2,144,104**	$ (754,500)	$ (1,327,165)

Telephone and Data Systems, Inc.
Consolidated Statement of Cash Flows

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Cash flows from financing activities			
Issuance of long-term debt	$ 325,000	$ 440,000	$ 1,080,984
Repayment of long-term debt	(1,962,116)	(455,548)	(723,300)
Repayment of short-term debt	—	—	(60,000)
Tax withholdings, net of cash receipts, for TDS stock-based compensation awards	(1,275)	(2,308)	(3,232)
Tax withholdings, net of cash receipts, for Array stock-based compensation awards	(63,446)	(11,246)	(5,870)
Repurchase of TDS Common Shares	(108,129)	—	(5,813)
Repurchase of Array Common Shares	(21,360)	(54,091)	—
Dividends paid to TDS shareholders	(87,670)	(104,383)	(152,657)
Array dividends paid to noncontrolling public shareholders	(358,579)	—	—
Payment of debt issuance costs	(8,830)	(16,170)	(5,124)
Distributions to noncontrolling interests	(21,932)	(4,716)	(3,312)
Cash paid for software license agreements	(1,933)	(1,251)	(405)
Other financing activities	(16,258)	(1,115)	369
Net cash provided by (used in) financing activities - continuing operations	(2,326,528)	(210,828)	121,640
Net cash used in financing activities - discontinued operations	(20,537)	(66,631)	(65,601)
Net cash provided by (used in) financing activities	(2,347,065)	(277,459)	56,039
Net increase (decrease) in cash, cash equivalents and restricted cash	386,928	113,914	(129,975)
Cash, cash equivalents and restricted cash			
Beginning of period	383,222	269,308	399,283
End of period	$ 770,150	$ 383,222	$ 269,308

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.
Consolidated Balance Sheet — Assets

December 31,	2025	2024
(Dollars in thousands)		
Current assets		
Cash and cash equivalents	$ 765,952	$ 363,612
Accounts receivable		
Customers, less allowances of $3,406 and $4,367, respectively	68,737	57,139
Other, less allowances of $3,203 and $1,643, respectively	41,244	41,413
Inventory, net	4,062	4,052
Prepaid expenses	28,206	32,367
Income taxes receivable	1,292	2,487
Current assets of discontinued operations	—	1,163,032
Other current assets	13,976	31,088
Total current assets	923,469	1,695,190
Non-current assets held for sale	1,598,131	12
Non-current assets of discontinued operations	—	4,499,561
Licenses	1,642,972	3,289,648
Other intangible assets, net of accumulated amortization of $157,208 and $128,077, respectively	131,673	160,804
Investments in unconsolidated entities	461,922	500,471
Property, plant and equipment, net of accumulated depreciation and amortization of $4,156,666 and $4,137,465, respectively	2,965,455	2,876,214
Operating lease right-of-use assets	515,081	520,902
Other assets and deferred charges	159,600	139,430
Total assets[1]	$ 8,398,303	$ 13,682,232

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.
Consolidated Balance Sheet — Liabilities and Equity

December 31,	2025	2024
(Dollars and shares in thousands, except per share amounts)		
Current liabilities		
Current portion of long-term debt	$ 5,274	$ 31,131
Accounts payable	115,822	74,866
Customer deposits and deferred revenues	125,140	46,992
Accrued interest	2,836	8,999
Accrued taxes	46,721	36,561
Accrued compensation	56,774	147,061
Short-term operating lease liabilities	26,180	27,529
Current liabilities of discontinued operations	20,242	671,575
Other current liabilities	41,322	44,980
Total current liabilities	440,311	1,089,694
Non-current liabilities of discontinued operations	—	2,310,660
Deferred liabilities and credits		
Deferred income tax liability, net	743,633	980,769
Long-term operating lease liabilities	549,617	540,904
Other deferred liabilities and credits	574,025	460,676
Long-term debt, net	823,364	2,415,686
Commitments and contingencies		
Noncontrolling interests with redemption features	—	15,831
Equity		
TDS shareholders' equity		
Series A Common and Common Shares		
Authorized 290,000 shares (25,000 Series A Common and 265,000 Common Shares)		
Issued 133,236 shares (7,541 Series A Common and 125,695 Common Shares) and 133,229 shares (7,534 Series A Common and 125,695 Common Shares), respectively		
Outstanding 113,783 shares (7,541 Series A Common and 106,242 Common Shares) and 114,345 shares (7,534 Series A Common and 106,811 Common Shares), respectively		
Par Value ($0.01 per share)	1,332	1,332
Capital in excess of par value	2,483,654	2,574,042
Preferred Shares, 279,000 shares authorized, par value $0.01 per share, 44,400 shares outstanding (16,800 Series UU and 27,600 Series VV)	1,073,963	1,073,963
Treasury shares, at cost, 19,453 and 18,884 Common Shares, respectively	(473,072)	(425,342)
Accumulated other comprehensive income	21,506	18,238
Retained earnings	1,694,224	1,849,009
Total TDS shareholders' equity	4,801,607	5,091,242
Noncontrolling interests	465,746	776,770
Total equity	5,267,353	5,868,012
Total liabilities and equity[1]	$ 8,398,303	$ 13,682,232

The accompanying notes are an integral part of these consolidated financial statements.

---

[1] The consolidated total assets as of December 31, 2025 and 2024, include assets held by current consolidated variable interest entities (VIEs) of $35.5 million and $165.7 million, respectively, which are not available to be used to settle the obligations of TDS. The consolidated total liabilities as of December 31, 2025 and 2024, include certain liabilities of current consolidated VIEs of $9.6 million and $21.6 million, respectively, for which the creditors of the VIEs have no recourse to the general credit of TDS. See Note 16 — Variable Interest Entities for additional information.

Telephone and Data Systems, Inc.
Consolidated Statement of Changes in Equity

	TDS Shareholders								
(Dollars in thousands, except per share amounts)	Series A Common and Common shares	Capital in excess of par value	Preferred Shares	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total TDS shareholders' equity	Noncontrolling interests	Total equity
December 31, 2024	$ 1,332	$2,574,042	$1,073,963	$ (425,342)	$ 18,238	$ 1,849,009	$ 5,091,242	$ 776,770	$ 5,868,012
Net income (loss) attributable to TDS shareholders	—	—	—	—	—	(6,236)	(6,236)	—	(6,236)
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	—	—	25,637	25,637
Other comprehensive income	—	—	—	—	3,268	—	3,268	—	3,268
TDS Common and Series A Common share dividends ($0.16 per share)	—	—	—	—	—	(18,445)	(18,445)	—	(18,445)
Array dividends paid to noncontrolling public shareholders ($23.00 per share)	—	—	—	—	—	—	—	(358,579)	(358,579)
TDS Preferred share dividends ($1,656 per Series UU share and $1,500 per Series VV share)	—	—	—	—	—	(69,225)	(69,225)	—	(69,225)
Repurchase of Common Shares	—	—	—	(108,385)	—	—	(108,385)	—	(108,385)
Dividend reinvestment plan	—	307	—	253	—	—	560	—	560
Incentive and compensation plans	—	24,271	—	60,402	—	(60,879)	23,794	—	23,794
Adjust investment in subsidiaries for repurchases, issuances and other compensation plans	—	(114,966)	—	—	—	—	(114,966)	43,850	(71,116)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(21,932)	(21,932)
December 31, 2025	$ 1,332	$2,483,654	$1,073,963	$ (473,072)	$ 21,506	$ 1,694,224	$ 4,801,607	$ 465,746	$ 5,267,353

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.
Consolidated Statement of Changes in Equity

(Dollars in thousands, except per share amounts)

	TDS Shareholders								
	Series A Common and Common shares	Capital in excess of par value	Preferred Shares	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total TDS shareholders' equity	Noncontrolling interests	Total equity
December 31, 2023	$ 1,332	$2,557,139	$1,073,963	$ (464,648)	$ 11,253	$ 2,022,959	$ 5,201,998	$ 793,767	$ 5,995,765
Net income (loss) attributable to TDS shareholders	—	—	—	—	—	(27,705)	(27,705)	—	(27,705)
Net income (loss) attributable to noncontrolling interests classified as equity	—	—	—	—	—	—	—	(3,492)	(3,492)
Other comprehensive income	—	—	—	—	6,985	—	6,985	—	6,985
TDS Common and Series A Common share dividends ($0.31 per share)	—	—	—	—	—	(35,158)	(35,158)	—	(35,158)
TDS Preferred share dividends ($1,656 per Series UU share and $1,500 per Series VV share)	—	—	—	—	—	(69,225)	(69,225)	—	(69,225)
Dividend reinvestment plan	—	568	—	982	—	(360)	1,190	—	1,190
Incentive and compensation plans	—	16,697	—	38,324	—	(41,502)	13,519	—	13,519
Adjust investment in subsidiaries for repurchases, issuances and other compensation plans	—	(362)	—	—	—	—	(362)	(9,904)	(10,266)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(3,601)	(3,601)
December 31, 2024	$ 1,332	$2,574,042	$1,073,963	$ (425,342)	$ 18,238	$ 1,849,009	$ 5,091,242	$ 776,770	$ 5,868,012

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.
Consolidated Statement of Changes in Equity

	TDS Shareholders								
(Dollars in thousands, except per share amounts)	Series A Common and Common shares	Capital in excess of par value	Preferred Shares	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total TDS shareholders' equity	Noncontrolling interests	Total equity
December 31, 2022	$ 1,331	$2,550,770	$1,073,963	$ (480,991)	$ 4,547	$ 2,699,401	$ 5,849,021	$ 753,997	$ 6,603,018
Net income (loss) attributable to TDS shareholders	—	—	—	—	—	(500,009)	(500,009)	—	(500,009)
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	—	—	12,263	12,263
Other comprehensive income	—	—	—	—	6,706	—	6,706	—	6,706
TDS Common and Series A Common share dividends ($0.74 per share)	—	—	—	—	—	(83,432)	(83,432)	—	(83,432)
TDS Preferred share dividends ($1,656 per Series UU share and $1,500 per Series VV share)	—	—	—	—	—	(69,225)	(69,225)	—	(69,225)
Repurchase of Common Shares	—	—	—	(5,507)	—	—	(5,507)	—	(5,507)
Dividend reinvestment plan	1	1,186	—	3,218	—	(1,850)	2,555	—	2,555
Incentive and compensation plans	—	18,613	—	18,632	—	(21,926)	15,319	—	15,319
Adjust investment in subsidiaries for repurchases, issuances and other compensation plans	—	(13,430)	—	—	—	—	(13,430)	30,818	17,388
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(3,311)	(3,311)
December 31, 2023	$ 1,332	$2,557,139	$1,073,963	$ (464,648)	$ 11,253	$ 2,022,959	$ 5,201,998	$ 793,767	$ 5,995,765

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Nature of Operations

Telephone and Data Systems, Inc. (TDS) is a diversified telecommunications company providing high-quality communications services. TDS provides broadband, video, voice and wireless services to 1.1 million connections at December 31, 2025 through its wholly-owned subsidiary, TDS Telecommunications LLC (TDS Telecom). Array Digital Infrastructure, Inc. (Array), a 82.0%-owned subsidiary of TDS, leases tower space to tenants and provides ancillary services, holds noncontrolling interests in primarily wireless operating companies and holds certain wireless spectrum licenses. As of December 31, 2025, Array owns 4,450 towers in 19 states. Through July 31, 2025, Array provided wireless communication services; these operations and certain wireless spectrum licenses were disposed of on August 1, 2025. On August 1, 2025, United States Cellular Corporation changed its name to Array. Array is used throughout this report even when referring to historical periods. The Notes to Consolidated Financial Statements are presented for continuing operations, except for Note 2 — Discontinued Operations.

TDS has the following reportable segments: TDS Telecom and Array. TDS' non-reportable other business activities are presented as "All Other", which includes its wholly-owned subsidiary Suttle-Straus, Inc. (Suttle-Straus). TDS' wholly-owned hosted and managed services (HMS) subsidiary, which operated under the OneNeck IT Solutions brand, was sold to a third-party on September 3, 2024. See Note 7 — Acquisitions and Divestitures for additional information. HMS' and Suttle-Straus' financial results were not significant to TDS' operations. All of TDS' segments operate entirely in the United States. See Note 20 — Business Segment Information for summary financial information on each business segment.

Principles of Consolidation

The accounting policies of TDS conform to accounting principles generally accepted in the United States of America (GAAP) as set forth in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Unless otherwise specified, references to accounting provisions and GAAP in these notes refer to the requirements of the FASB ASC. The consolidated financial statements include the accounts of TDS and subsidiaries in which it has a controlling financial interest, including Array and TDS Telecom. In addition, the consolidated financial statements include certain entities in which TDS has a variable interest that requires consolidation into the TDS financial statements under GAAP. See Note 16 — Variable Interest Entities for additional information relating to TDS' VIEs. Intercompany accounts and transactions have been eliminated.

Certain numbers included herein are rounded to thousands or millions for ease of presentation; however, certain calculated amounts and percentages are determined using the unrounded numbers.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less. Cash and cash equivalents subject to contractual restrictions are classified as restricted cash. As of December 31, 2024, restricted cash primarily consists of balances required under the receivables securitization agreement. See Note 13 — Debt for additional information related to the receivables securitization agreement. The following table provides a reconciliation of Cash and cash equivalents and restricted cash reported in the Consolidated Balance Sheet to the total of the amounts in the Consolidated Statement of Cash Flows.

December 31,		2025		2024
(Dollars in thousands)				
Cash and cash equivalents	$	765,952	$	363,612
Restricted cash included in Other current assets		4,198		19,610
Cash, cash equivalents and restricted cash in the statement of cash flows	$	770,150	$	383,222

Accounts Receivable and Allowance for Credit Losses

TDS Telecom's accounts receivable primarily consist of amounts owed by customers for services and products provided, by state and federal governments for grants and support funds, and by interexchange carriers for long-distance and data traffic, which TDS Telecom carries on its network.

Array's accounts receivable primarily consist of amounts owed by customers for space on towers, including site inspections, structural analyses and other fees.

TDS estimates expected credit losses related to accounts receivable balances based on a review of available and relevant information including current economic conditions, projected economic conditions, historical loss experience, account aging, and other factors that could affect collectability. Expected credit losses are determined for each pool of accounts receivable balances that share similar risk characteristics. The allowance for credit losses is the best estimate of the amount of expected credit losses related to existing accounts receivable. TDS does not have any off-balance sheet credit exposure related to its customers.

Inventory

Inventory consisted primarily of wireless devices stated at the lower of cost, which approximated cost determined on a first-in first-out basis, or net realizable value. Net realizable value was determined by reference to the stand-alone selling price. Inventory balances are primarily included in discontinued operations. The inventory balance remaining in continuing operations is related to Suttle-Straus.

Cloud-Hosted Arrangements

TDS' cloud-hosted arrangements that are service contracts consist primarily of software used to perform administrative functions. Implementation costs related to TDS' cloud-hosted arrangements, which are recorded in Prepaid expenses and Other assets and deferred charges in the Consolidated Balance Sheet, were as follows:

December 31,	2025	2024
(Dollars in thousands)		
Implementation costs, gross	$ 47,272	$ 36,573
Accumulated amortization	(6,707)	(4,700)
Implementation costs, net	$ 40,565	$ 31,873

These costs are amortized over the period of the service contract, which is generally ten to fifteen years, including renewal periods. Amortization of implementation costs was $2.0 million, $2.8 million and $1.5 million for the years ended December 31, 2025, 2024 and 2023, respectively, and was included in Selling, general and administrative expenses.

Licenses

Licenses consist of direct and incremental costs incurred in acquiring Federal Communications Commission (FCC) wireless spectrum licenses that generally provide Array with the exclusive right to utilize designated radio spectrum within specific geographic service areas to provide wireless service. Although wireless spectrum licenses are issued for a fixed period of time, generally ten years, or in some cases twelve or fifteen years, the FCC has granted license renewals routinely and at a nominal cost. The wireless spectrum licenses held by Array expire at various dates. Array believes that it is probable that its future wireless spectrum license renewal applications will be granted. Array applies a consistent treatment to its wireless spectrum licenses with FCC build-out requirements that have not yet been satisfied as Array believes it is reasonable to assume that such requirements will be met by the FCC imposed deadlines. However, Array's efforts to opportunistically monetize its remaining spectrum assets not subject to executed agreements may impact future build-out requirements and wireless spectrum license renewal applications. Array determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of the wireless spectrum licenses. Therefore, Array has determined that wireless spectrum licenses are indefinite-lived intangible assets.

Array performs its annual impairment assessment of wireless spectrum licenses as of November 1 of each year or more frequently if there are events or circumstances that cause Array to believe it is more likely than not that the carrying value of wireless spectrum licenses exceeds fair value. For purposes of its impairment test, Array had seven units of accounting in 2025 and twelve units of accounting in 2024.

Array performed a quantitative impairment assessment of certain wireless spectrum licenses in the third quarter of 2025 and a qualitative impairment assessment as of its annual testing date of November 1, 2025 to determine whether the wireless spectrum licenses were impaired. Based on the impairment assessment performed during the third quarter of 2025, an impairment of wireless spectrum licenses was recorded. There was no further quantitative assessment or impairment indicated in the fourth quarter of 2025.

Array performed a quantitative impairment assessment in the third quarter of 2024 and a qualitative impairment assessment as of its annual testing date of November 1, 2024 to determine whether the wireless spectrum licenses were impaired. Based on the impairment assessment performed during the third quarter of 2024, an impairment of wireless spectrum licenses was recorded. There was no further quantitative assessment or impairment indicated in the fourth quarter of 2024.

See Note 8 — Intangible Assets for additional details related to the wireless spectrum license impairments.

Other intangible assets

TDS Telecom has definite-lived franchise rights as a result of past acquisitions of cable businesses. Franchise rights are intangible assets that provide their holder with the right to operate a business in a certain geographical location as sanctioned by the franchiser, usually a government agency. Franchise rights are generally granted for ten years and may be renewed for additional terms upon approval by the granting authority. TDS anticipates that future renewals of its franchise rights will be granted. TDS reviews franchise rights for impairment whenever events or changes in circumstances indicate that the assets might be impaired. TDS re-evaluates the useful life used for amortization of franchise rights each year or whenever events or circumstances warrant to determine if changes in technology or other business changes may require a revision of its remaining useful life. During 2024, TDS changed its estimated useful life for franchise rights from 15 years to 12 years. Franchise rights are included in Other intangible assets in the Consolidated Balance Sheet.

TDS Telecom has definite-lived internet protocol addresses, which are required for customers to connect to the internet. TDS re-evaluates the useful life used for amortization of internet protocol addresses each year or whenever events or circumstances warrant to determine if changes in technology would warrant a revision of its useful life. Internet protocol addresses are included in Other intangible assets in the Consolidated Balance Sheet.

See Note 8 — Intangible Assets for additional details related to Other intangible assets.

Investments in Unconsolidated Entities

For its equity method investments for which financial information is readily available, TDS records its equity in the earnings of the entity in the current period. For its equity method investments for which financial information is not readily available, TDS records its equity in the earnings of the entity on a one quarter lag basis.

Property, Plant and Equipment

Property, plant and equipment is stated at the original cost of construction or purchase including capitalized costs of certain taxes, payroll-related expenses, interest and estimated costs to remove the assets.

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. Expenditures for maintenance and repairs of assets in service are charged to Cost of operations or Selling, general and administrative expense, as applicable. Retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and recording it, together with proceeds, if any, and net removal costs (removal costs less an applicable accrued asset retirement obligation and salvage value realized), as a gain or loss, as appropriate. Certain TDS Telecom segment assets use the group depreciation method. Accordingly, when a group method asset is retired in the ordinary course of business, the original cost of the asset and accumulated depreciation in the same amount are removed, with no gain or loss recognized on the disposition.

Software licenses that qualify for capitalization as an asset are accounted for as the acquisition of an asset and the incurrence of a liability to the extent that the license fees are not fully paid at acquisition.

Depreciation and Amortization

Depreciation is provided using the straight-line method over the estimated useful life of the related asset, except for certain TDS Telecom segment assets, which use the group depreciation method. The group depreciation method develops a depreciation rate based on the average useful life of a specific group of assets, rather than each asset individually. TDS depreciates leasehold improvement assets over periods ranging from one year to thirty years; such periods approximate the shorter of the assets' economic lives or the specific lease terms.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets. See Note 10 — Property, Plant and Equipment for additional details related to useful lives.

Impairment of Long-Lived Assets

TDS reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. TDS Telecom and Array each have one asset group for purposes of assessing property, plant and equipment for impairment based on the integrated nature of their assets and operations, and in the case of TDS Telecom, its network.

Leases

A lease is generally present in a contract if the lessee controls the use of identified property, plant or equipment for a period of time in exchange for consideration. See Note 11 — Leases for additional details related to leases.

Debt Issuance Costs

Debt issuance costs include underwriters' and legal fees and other charges related to issuing and renewing various borrowing instruments and other long-term agreements and are amortized over the respective term of each instrument. Debt issuance costs related to TDS' and Array's revolving credit agreements are recorded in Other assets and deferred charges in the Consolidated Balance Sheet. All other debt issuance costs are presented as an offset to the related debt obligation in the Consolidated Balance Sheet.

Asset Retirement Obligations

TDS records asset retirement obligations for the fair value of legal obligations associated with asset retirements and a corresponding increase in the carrying amount of the related long-lived asset in the period in which the obligations are incurred. In periods subsequent to initial measurement, TDS recognizes changes in the liability resulting from the passage of time and updates to the timing or the amount of the original estimates. The liability is accreted to its estimated settlement date value over the period to the estimated settlement date. The change in the carrying amount of the long-lived asset is depreciated over the average remaining life of the related asset. See Note 12 — Asset Retirement Obligations for additional information.

Treasury Shares

Common Shares repurchased by TDS are recorded at cost as treasury shares and result in a reduction of equity. When treasury shares are reissued, TDS determines the cost using the first-in, first-out cost method. The difference between the cost of the treasury shares and reissuance price is included in Capital in excess of par value or Retained earnings.

Revenue Recognition

Service revenues are recognized as the related service is provided. Site rental revenue is recognized on a straight-line basis over the term of the contract. Revenues from sales of equipment and products are recognized when control has transferred to the customer. See Note 3 — Revenue Recognition for additional information on TDS' policies related to revenues.

Advertising Costs

TDS expenses advertising costs as incurred. Advertising costs totaled $24.8 million, $25.2 million and $27.3 million in 2025, 2024 and 2023, respectively.

Income Taxes

TDS files a consolidated federal income tax return. Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for future deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for future taxable temporary differences. Both deferred tax assets and liabilities are measured using the enacted tax rates in effect when the temporary differences are expected to reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. TDS evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment. Deferred taxes are reported as a net non-current asset or liability by jurisdiction. Any corresponding valuation allowance to reduce the amount of deferred tax assets is also recorded as non-current. See Note 5 — Income Taxes for additional information.

Stock-Based Compensation and Other Plans

TDS has established long-term incentive plans, dividend reinvestment plans, and a non-employee director compensation plan. The dividend reinvestment plan of TDS is not considered a compensatory plan, and therefore recognition of compensation costs for grants made under this plan is not required. All other plans are considered compensatory plans; therefore, recognition of costs for grants made under these plans is required.

TDS recognizes stock compensation expense based upon the estimated fair value of the specific awards granted on a straight-line basis over the requisite service period, which generally represents the vesting period. Stock-based compensation cost recognized has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. See Note 19 — Stock-Based Compensation for additional information.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update (ASU) 2024-03 *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40).* ASU 2024-03 requires more detailed information about specific types of expenses included in the expense captions presented on the face of the Consolidated Statement of Operations. ASU 2024-03 is effective on a prospective or retrospective basis for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. TDS is evaluating the impact this ASU will have on its financial statement disclosures.

In September 2025, the FASB issued ASU 2025-06 *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40) – Targeted Improvements to the Accounting for Internal-Use Software*. ASU 2025-06 provides targeted improvements to the accounting for software costs to increase the operability of the recognition guidance considering different methods of software development. ASU 2025-06 is effective on a prospective or retrospective basis for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. TDS will follow ASU 2025-06 to account for its internal-use software after the effective date. However, this ASU is not expected to have a material impact on TDS' financial statements.

In December 2025, the FASB issued ASU 2025-10 *Government Grants (Topic 832) – Accounting for Government Grants Received by Business Entities*. ASU 2025-10 provides specific authoritative guidance for recognition, measurement, and presentation of government grants. ASU 2025-10 is effective on a prospective or retrospective basis for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. TDS will follow ASU 2025-10 to account for its government grants after the effective date. However, this ASU is not expected to have a material impact on TDS' financial statements or disclosures.

In December 2025, the FASB issued ASU 2025-11 *Interim Reporting (Topic 270) – Narrow-Scope Improvements*. ASU 2025-11 provides additional guidance on disclosures that should be provided for interim reporting periods. ASU 2025-11 is effective on a prospective or retrospective basis for interim reporting periods within annual reporting periods beginning after December 15, 2027. TDS will follow ASU 2025-11 for its interim reports after the effective date. However, this ASU is not expected to have a material impact on TDS' financial statement disclosures.

Revision of Prior Period Interim Financial Statements (Unaudited)

During the fourth quarter of 2025, TDS management identified an error in the previously reported interim Consolidated Balance Sheet and Consolidated Statements of Changes in Equity as of and for the three and nine months ended September 30, 2025. The Array dividends paid to noncontrolling public shareholders ($23.00 per share) were previously presented as a reduction to retained earnings (and total TDS shareholders' equity) of $358.6 million when they should have been presented as a reduction of $358.6 million to the noncontrolling interests' equity balance. As a result, the previously reported September 30, 2025 amount of retained earnings was understated by $358.6 million and the noncontrolling interests' equity balance was overstated by the same amount. Total equity was not impacted by the error and there were no impacts to TDS' Consolidated Statement of Operations for the three and nine months ended September 30, 2025 or the Consolidated Statement of Cash Flows for the nine months ended September 30, 2025. TDS management evaluated the materiality of this error and concluded the error was not material to the previously issued financial statements. TDS will revise the Consolidated Statements of Changes in Equity for the three and nine months ended September 30, 2025 to correct the error when it is presented as a comparative period to the third quarter 2026 interim financial statements.

Note 2 Discontinued Operations

On August 1, 2025, Array sold its wireless operations and select spectrum assets to T-Mobile US, Inc. (T-Mobile) pursuant to a Securities Purchase Agreement (Securities Purchase Agreement). TDS met the criteria to classify the wireless operations and select spectrum assets sold to T-Mobile as discontinued operations following the receipt of regulatory approval and subsequent closing of the transaction, all of which occurred during the three months ended September 30, 2025.

Total consideration received was $4,293.8 million after adjustments which included a combination of $2,628.8 million in cash proceeds and $1,665.0 million in debt assumed by T-Mobile through the preliminary results of an exchange offer made to Array's debtholders, which subsequently closed on August 5, 2025. The cash portion of the purchase price was also reduced by unearned contingent consideration of $89.3 million as well as other purchase price adjustments outlined in the Securities Purchase Agreement. The final cash proceeds are subject to adjustment according to the terms and conditions of the Securities Purchase Agreement. As of December 31, 2025, Array recorded an estimated purchase price true-up due to T-Mobile of $20.2 million, which is classified as Current liabilities of discontinued operations in the Consolidated Balance Sheet. TDS incurred a cash income tax liability on the T-Mobile transaction of approximately $110.0 million. Certain licenses included in the T-Mobile transaction did not transfer to T-Mobile at the time of close and are subject to FCC approval. At closing, a $16.7 million deferral of the purchase price was recorded related to these spectrum licenses, which is classified as Other deferred liabilities and credits in the Consolidated Balance Sheet. The closing of the transaction triggered the recognition of certain cash and non-cash obligations. Such obligations include contingent advisory fees, employee compensation and severance, employee stock award costs, debt extinguishment, income tax expense, administrative costs and restructuring expenses. Array also may incur significant decommissioning costs for certain equipment and recorded a liability of $65.8 million as of December 31, 2025, which is classified as Other deferred liabilities and credits in the Consolidated Balance Sheet. As of July 31, 2025, the carrying value of the net assets sold to T-Mobile was $2,362.6 million. TDS recognized a loss on the transaction of $276.5 million in 2025.

Under the provisions of certain debt agreements, which did not transfer in the sale, Array was required to repay the outstanding borrowings with proceeds from the sale. Given that the repayment of debt is contractually triggered by the sale and the debt exchange is directly related to the T-Mobile transaction, the related interest expense is presented within discontinued operations. See Note 13 — Debt for additional information related to the repayment of debt.

The debt exchange offering closed on August 5, 2025 and resulted in the exchange of $1,680.1 million of long-term debt comprised of the following Array notes: $488.9 million of 6.7% Senior Notes, $394.2 million of 6.25% Senior Notes, $401.5 million of 5.5% March 2070 Senior Notes and $395.5 million of 5.5% June 2070 Senior Notes. As a result, on August 5, 2025, after the debt exchange, Array retained $363.9 million of senior notes, consisting of $55.1 million of 6.7% Senior Notes, $105.8 million of 6.25% Senior Notes, $98.5 million of 5.5% March 2070 Senior Notes, and $104.5 million of 5.5% June 2070 Senior Notes. The write-off of the unamortized discount and debt issuance costs related to the exchanged debt of $47.7 million was recorded to (Gain) loss on sale of business and other exit costs, net within discontinued operations in 2025.

The transaction was structured as an asset sale for income tax purposes. As a result, no current or deferred tax assets or liabilities were transferred to T-Mobile.

On August 1, 2025, a Short-Term Spectrum Manager Lease Agreement and Short-Term Spectrum Manager Sublease Agreements became effective, which provide T-Mobile with an exclusive license to use certain Array spectrum assets and leases at no cost for up to one-year for the sole purpose of providing continued, uninterrupted service to customers. The portion of the purchase price allocated to the use of this spectrum was $149.3 million based on an estimate for fair market value and will be recognized to Short-term imputed spectrum lease income in the continuing operations Consolidated Statement of Operations over the one-year term. As of December 31, 2025, the remaining balance of the deferred purchase price is $84.1 million and is classified as Customer deposits and deferred revenues in the Consolidated Balance Sheet.

On August 1, 2025, Array and T-Mobile entered into a Master License Agreement (MLA), pursuant to which, among other things, T-Mobile has agreed to license from Array, for a minimum of 15 years, space on a minimum of 2,015 towers owned by Array. The MLA also provided that T-Mobile extend the license term for approximately 600 towers owned by Array for a new 15-year term commencing on August 1, 2025. In addition, the MLA provides terms and conditions for T-Mobile, at its option, to revert certain equipment back to Array and would make Array responsible for any decommissioning, remediation, restoration, or disposal costs of such assets.

Following the close of the transaction, TDS entered into a transition services agreement (TSA) with T-Mobile to provide ongoing services and support. TDS recognized $7.2 million of income related to the TSA in Other, net in the Consolidated Statement of Operations in 2025.

The following is a description of principal activities from which the discontinued operations generated its revenues.

Services and products	Nature, timing of satisfaction of performance obligations, and significant payment terms
Wireless services	Wireless service included voice, messaging and data services. Revenue was recognized in Service revenues as wireless service was provided to the customer. Wireless services generally were billed and paid in advance on a monthly basis.
Wireless devices and accessories	Array offered a comprehensive range of wireless devices such as handsets, tablets, mobile hotspots and routers for purchase by its customers, as well as accessories. Array also sold wireless devices to agents and other third-party distributors for resale. Array frequently discounted wireless devices sold to new and current customers. Array also offered customers the option to purchase certain devices and accessories under installment contracts whereby they paid over a specified time period. For certain equipment installment plans, after a specified period of time, the customer may have had the right to upgrade to a new device. Such upgrades required the customer to enter into an equipment installment contract for the new device, and transfer the existing device to Array. Array recognized revenue in Equipment sales revenues when control of the device or accessory was transferred to the customer, agent or third-party distributor, which was generally upon delivery.
Wireless roaming	Array received roaming revenues when other wireless carriers' customers used Array's wireless systems. Array recognized revenue in Service revenues when the roaming service was provided.
Wireless Eligible Telecommunications Carrier (ETC) Revenues	Telecommunications companies may have been designated by states, or in some cases by the FCC, as an ETC to receive support payments from the Universal Service Fund if they provided specified services in "high cost" areas. ETC revenues recognized in the reporting period represented the amounts which Array was entitled to receive for such period, as determined and approved in connection with Array's designation as an ETC in various states.
Activation fees	Array charged its end customers activation fees in connection with the sale of certain services and equipment. Activation fees were deferred and recognized over the period benefited.

Array sold bundled service and equipment offerings. In these instances, Array recognized its revenue based on the relative standalone selling prices for each distinct service or equipment performance obligation, or bundles thereof. Array estimated the standalone selling price of the device or accessory to be its retail price excluding discounts. Array estimated the standalone selling price of service to be the price offered to customers on month-to-month contracts.

The carrying amounts of the major classes of assets and liabilities that transferred in the sale did not meet the criteria to be classified as held for sale in the historical Consolidated Balance Sheet as of December 31, 2024. However, during the three months ended September 30, 2025, TDS met the criteria to classify the wireless operations and select spectrum assets sold to T-Mobile as discontinued operations, and therefore, the major classes of assets and liabilities are presented as discontinued operations in the historical Consolidated Balance Sheet, as follows:

	December 31, 2024
(Dollars in thousands)	
Assets	
Accounts receivable, net	$ 942,177
Inventory, net	178,700
Prepaid expenses	39,147
Other current assets	3,008
Total current assets of discontinued operations	1,163,032
Licenses	1,298,212
Property, plant and equipment, net	2,117,517
Operating lease right-of-use assets	461,213
Other assets and deferred charges	622,619
Total non-current assets of discontinued operations	4,499,561
Total assets of discontinued operations	$ 5,662,593
Liabilities	
Current portion of long-term debt	$ 224
Accounts payable	204,861
Customer deposits and deferred revenues	236,053
Accrued taxes	2,836
Accrued compensation	3,032
Short-term operating lease liabilities	125,137
Other current liabilities	99,432
Total current liabilities of discontinued operations	671,575
Long-term operating lease liabilities	326,406
Other deferred liabilities and credits	348,545
Long-term debt, net	1,635,709
Total non-current liabilities of discontinued operations	2,310,660
Total liabilities of discontinued operations	$ 2,982,235

Net income (loss) from discontinued operations in the Consolidated Statement of Operations consists of the following:

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Operating revenues			
Service	$ 1,659,802	$ 2,883,963	$ 2,943,166
Equipment sales	401,106	782,822	862,169
Total operating revenues	2,060,908	3,666,785	3,805,335
Operating expenses			
System operations (excluding Depreciation, amortization and accretion reported below)	367,994	646,915	667,913
Cost of equipment sold	463,184	897,338	977,578
Selling, general and administrative	696,945	1,234,238	1,264,568
Depreciation, amortization and accretion	351,275	616,428	605,380
(Gain) loss on asset disposals, net	5,314	17,108	21,752
(Gain) loss on sale of business and other exit costs, net	276,506	—	44
Total operating expenses	2,161,218	3,412,027	3,537,235
Operating income (loss)	(100,310)	254,758	268,100
Other income (expense)			
Interest expense	(91,714)	(170,980)	(181,572)
Other, net	(2,216)	(130)	(117)
Total other expense	(93,930)	(171,110)	(181,689)
Income (loss) before income taxes	(194,240)	83,648	86,411
Income tax expense (benefit)	(63,336)	28,808	26,016
Net income (loss) from discontinued operations	$ (130,904)	$ 54,840	$ 60,395

Note 3 Revenue Recognition

Nature of goods and services

The following is a description of principal activities from which TDS generates its revenues.

Services and products	Nature, timing of satisfaction of performance obligations, and significant payment terms
Wireline and cable services	Wireline and cable services include broadband, video, voice and wireless services. Revenue is recognized in Service revenues as service is provided to the customer. Wireline and cable services are generally billed and paid in advance on a monthly basis.
Wholesale revenues	Wholesale revenues include network access services primarily to interexchange and wireless carriers for carrying data and voice traffic on TDS Telecom's network, special access services and state and federal support payments, including E-ACAM. Wholesale revenues are recorded as the related service is provided.
Installation fees	TDS Telecom charges its end customers installation fees in connection with the sale of certain services. Installation fees are deferred and recognized over the period benefited.
Tower rents	Array receives tower rental revenues when a customer leases space on an Array-owned tower. Array recognizes Site rental revenue on a straight-line basis over the term of the contract. Site rental revenues are generally billed and paid in advance on a monthly basis.
Other services	Array recognizes revenue for tower site inspections, structural analyses and other fees when billed to the customer.
IT hardware sales[1]	TDS recognized equipment revenue when it no longer had any requirements to perform, when title had passed and when the products were accepted by the customer.
Hosted and managed services[1]	HMS Service revenues consisted of cloud and hosting solutions, managed services, Enterprise Resource Planning (ERP) application management, colocation services, and IT hardware and related maintenance and professional services. Revenues related to these services were recognized as services are provided.

[1]   The HMS operations were sold to a third-party on September 3, 2024. See Note 7 — Acquisitions and Divestitures for additional information.

Significant Judgments

As a practical expedient, TDS groups similar contracts or similar performance obligations together into portfolios of contracts or performance obligations if doing so does not result in a significant difference from accounting for the individual contracts discretely. TDS applies this grouping method for the following types of transactions: contract acquisition costs, contract fulfillment costs, and certain customer promotions. Contract portfolios are recognized over the respective expected customer lives or terms of the contracts.

Each month of services promised is a performance obligation. The series of monthly service performance obligations promised over the course of the contract are combined into a single performance obligation for purposes of the revenue allocation.

TDS has made judgments regarding transaction price, including but not limited to issues relating to variable consideration and non-cash consideration. When determined to be significant in the context of the contract, these items are considered in the valuation of transaction price at contract inception or modification, as appropriate.

Multiple Performance Obligations

TDS Telecom sells bundled service and equipment offerings. In these instances, TDS recognizes its revenue based on the relative standalone selling prices for each distinct service or equipment performance obligation, or bundles thereof. TDS estimates the standalone selling price of service to be the price offered to customers on month-to-month contracts.

Incentives

Discounts and incentives to end customers that are deemed cash are recognized as a reduction of Operating revenues concurrently with the associated revenue.

Amounts Collected from Customers and Remitted to Governmental Authorities

TDS records amounts collected from customers and remitted to governmental authorities on a net basis within a liability account if the amount is assessed upon the customer and TDS merely acts as an agent in collecting the amount on behalf of the imposing governmental authority. If the amount is assessed upon TDS, then amounts collected from customers are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations. The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $24.6 million, $25.7 million and $25.6 million for 2025, 2024 and 2023, respectively.

Disaggregation of Revenue

In the following table, TDS' revenues are disaggregated by type of service, which represents the relevant categorization of revenues for TDS reportable segments, and timing of recognition. Service revenues are recognized over time and Equipment and product sales are recognized at a point in time.

Year Ended December 31, 2025	TDS Telecom	Array	All Other	Total
(Dollars in thousands)				
Revenues from contracts with customers:				
Type of service:				
Residential	$ 729,978	$ —	$ —	$ 729,978
Commercial	137,258	—	—	137,258
Wholesale	167,457	—	—	167,457
Other service	—	8,307	(1,842)	6,465
Service revenues from contracts with customers	1,034,693	8,307	(1,842)	1,041,158
Equipment and product sales	623	—	29,122	29,745
Total revenues from contracts with customers[1]	$ 1,035,316	$ 8,307	$ 27,280	$ 1,070,903

Year Ended December 31, 2024	TDS Telecom	Array	All Other	Total
(Dollars in thousands)				
Revenues from contracts with customers:				
Type of service:				
Residential	$ 739,952	$ —	$ —	$ 739,952
Commercial	147,564	—	—	147,564
Wholesale	169,352	—	—	169,352
Other service	—	323	48,914	49,237
Service revenues from contracts with customers	1,056,868	323	48,914	1,106,105
Equipment and product sales	821	—	69,723	70,544
Total revenues from contracts with customers[1]	$ 1,057,689	$ 323	$ 118,637	$ 1,176,649

Year Ended December 31, 2023	TDS Telecom	Array	All Other	Total
(Dollars in thousands)				
Revenues from contracts with customers:				
Type of service:				
Residential	$ 699,747	$ —	$ —	$ 699,747
Commercial	155,372	—	—	155,372
Wholesale	168,810	—	—	168,810
Other service	—	87	74,563	74,650
Service revenues from contracts with customers	1,023,929	87	74,563	1,098,579
Equipment and product sales	847	—	128,700	129,547
Total revenues from contracts with customers[1]	$ 1,024,776	$ 87	$ 203,263	$ 1,228,126

Numbers may not foot due to rounding.

[1] Revenue line items in this table will not agree to amounts presented in the Consolidated Statement of Operations as the amounts in this table only include revenue resulting from contracts with customers. This table does not include lease income. See Note 11 — Leases for additional information.

Contract Balances

When consideration is received in advance of delivery of goods or services, a contract liability is recorded. A contract asset is recorded when revenue is recognized in advance of TDS' right to receive consideration. The contract asset or liability is reduced over the contract term as service is provided and billed to the customer.

The following table provides balances for contract assets from contracts with customers, which are recorded in Other current assets and Other assets and deferred charges in the Consolidated Balance Sheet, and contract liabilities from contracts with customers, which are recorded in Customer deposits and deferred revenues and Other deferred liabilities and credits in the Consolidated Balance Sheet.

December 31,	2025	2024
(Dollars in thousands)		
Contract assets	$ 3,508	$ 4,139
Contract liabilities	$ 39,936	$ 48,826

Revenue recognized related to contract liabilities existing at January 1, 2025 was $46.6 million for the year ended December 31, 2025.

Transaction price allocated to the remaining performance obligations

TDS Telecom provides residential internet, video, mobile, and voice services primarily through monthly subscription arrangements. Each subscription period is treated as a distinct performance obligation, with revenue recognized on a straight-line basis over the service period as the services are delivered. Customers are typically billed in advance and may cancel their subscriptions at the end of any monthly term without incurring penalties.

In addition, as of December 31, 2025, TDS Telecom expects to recognize approximately $74.5 million of revenue in the future related to performance obligations associated with existing circuit contracts that are partially or wholly unsatisfied. As of December 31, 2025, the transaction price related to unsatisfied performance obligations that are expected to be recognized for the remainder of 2026, 2027, and thereafter was $33.2 million, $22.4 million, and $18.9 million, respectively.

Contract Cost Assets

TDS Telecom expects that commission fees paid as a result of obtaining contracts are recoverable, and therefore TDS defers and amortizes these costs. As a practical expedient, costs with an amortization period of one year or less are expensed as incurred. TDS also incurs fulfillment costs, such as installation costs, where there is an expectation that a future benefit will be realized. Deferred commission fees and fulfillment costs are amortized based on the timing of transfer of the goods or services to which the assets relate, typically the contract term. Contract cost asset balances, which are recorded in Other assets and deferred charges in the Consolidated Balance Sheet, were as follows:

December 31,	2025	2024
(Dollars in thousands)		
Costs to obtain contracts		
Sales commissions	$ 14,770	$ 13,359
Fulfillment costs		
Installation costs	1,872	1,975
Total contract cost assets	$ 16,642	$ 15,334

Amortization of contract cost assets was $10.2 million, $10.4 million and $10.2 million for the years ended December 31, 2025, 2024 and 2023, respectively, and was included in Selling, general and administrative expenses and Cost of operations expenses.

Note 4 Fair Value Measurements

As of December 31, 2025 and 2024, TDS did not have any material financial or nonfinancial assets or liabilities that were required to be recorded at fair value in its Consolidated Balance Sheet in accordance with GAAP.

The provisions of GAAP establish a fair value hierarchy that contains three levels for inputs used in fair value measurements. Level 1 inputs include quoted market prices for identical assets or liabilities in active markets. Level 2 inputs include quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets. Level 3 inputs are unobservable. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument's level within the fair value hierarchy is not representative of its expected performance or its overall risk profile and therefore, Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.

TDS has applied the provisions of fair value accounting for purposes of computing the fair value of financial instruments for disclosure purposes as displayed below.

	Level within the Fair Value Hierarchy	December 31, 2025		December 31, 2024	
		Book Value	Fair Value	Book Value	Fair Value
(Dollars in thousands)					
Long-term debt	2	$ 834,726	$ 757,485	$ 2,445,780	$ 2,420,367

Long-term debt excludes lease obligations, the current portion of Long-term debt and debt financing costs. The fair value of Long-term debt was estimated using various methods, including quoted market prices and discounted cash flow analyses.

The fair values of Cash and cash equivalents and restricted cash approximate their book values due to the short-term nature of these financial instruments.

Note 5 Income Taxes

TDS' current income taxes balances at December 31, 2025 and 2024, were as follows:

December 31,	2025	2024
(Dollars in thousands)		
Federal income taxes payable	$ (22,863)	$ (581)
Net state income taxes receivable	1,292	2,487

Income tax expense (benefit) from continuing operations is summarized as follows:

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Current			
Federal	$ (17)	$ (17)	$ (1,631)
State	4,023	(1,073)	1,108
Deferred			
Federal	5,348	(17,940)	(31,085)
Federal - valuation allowance adjustment	(46,308)	—	—
State	19,491	(3,037)	15,809
State - valuation allowance adjustment	(44,721)	—	—
Total income tax expense (benefit)	$ (62,184)	$ (22,067)	$ (15,799)

TDS' cash tax payments (refunds) made to (received from) significant jurisdictions are as follows:

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Federal	$ 87,272	$ 1,640	$ (53,770)
Maine	—	(464)	—
Oregon	—	1,680	—
Texas	—	243	—
Virginia	—	638	—
Other	4,358	528	3,311
Total income taxes paid (refunded)	$ 91,630	$ 4,265	$ (50,459)

A reconciliation of TDS' income tax expense from continuing operations computed at the statutory rate to the reported income tax expense from continuing operations, and the statutory federal income tax rate to TDS' effective income tax rate is as follows:

Year Ended December 31,	2025		2024		2023	
	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in thousands)						
Statutory federal income tax expense and rate	$ 18,682	21.0 %	$ (21,712)	21.0 %	$(118,331)	21.0 %
State income taxes, net of federal benefit[1]	(19,446)	(21.9)	(811)	0.8	13,501	(2.4)
Change in unrecognized tax benefits	2,633	3.0	(2,748)	2.7	(1,787)	0.3
Change in federal valuation allowance[2]	(55,699)	(62.6)	20,365	(19.7)	8,350	(1.5)
Goodwill impairment[3]	—	—	—	—	83,032	(14.7)
Sale of businesses	—	—	(14,610)	14.1	—	—
Compensation adjustments	(1,239)	(1.4)	1,200	(1.2)	3,123	(0.6)
Tax credits	(1,687)	(1.9)	(2,252)	2.2	(2,875)	0.5
Dividends-received deduction	(6,678)	(7.5)	(2,033)	2.0	(1,208)	0.2
Other differences, net	1,250	1.4	534	(0.6)	396	—
Total income tax expense (benefit) and rate	$ (62,184)	(69.9)%	$ (22,067)	21.3 %	$ (15,799)	2.8 %

[1] State income taxes, net of federal benefit, includes adjustments to state valuation allowances. State taxes in 2025 include discrete tax benefits of $39.1 million related to expected realization of state tax attributes by the T-Mobile transaction as well as the sale of certain wireless spectrum licenses classified as held-for sale, partially offset by $14.0 million of discrete expense related to state apportionment changes following the disposal of the wireless business. State taxes in 2023 include discrete tax expense related to valuation allowance adjustments that did not recur in 2024 or 2025.

The state that makes up the majority of state income tax benefit in 2025 is Wisconsin, which is partially offset by California and Oregon state tax expense. The states that make up the majority of state income taxes in 2024 include Wisconsin, Oregon, and California. The state taxes that make up the majority of state income taxes in 2023 include Wisconsin and Idaho.

[2] Change in federal valuation allowance in 2025 is due primarily to deferred tax assets that are now likely to be realized by the taxable income generated by the T-Mobile transaction, as well as the pending sale of certain wireless spectrum licenses classified as held for sale. The change in federal valuation allowance in 2024 and 2023 was due primarily to annual interest expense from partnership investments that carryforward but were not deemed likely to be realized.

[3] Goodwill impairment reflects the federal tax effect of the portion of the goodwill impaired during 2023 that is not amortizable for income tax purposes. See Note 8 — Intangible Assets for additional information related to the goodwill impairment.

Significant components of TDS' deferred income tax assets and liabilities at December 31, 2025 and 2024, were as follows:

December 31,		2025		2024
(Dollars in thousands)				
Deferred tax assets				
Net operating loss (NOL) carryforwards	$	217,840	$	267,550
Lease liabilities		146,540		253,038
Contract liabilities		1,086		59,656
Interest expense carryforwards		18,767		176,418
Asset retirement obligation		103,550		136,442
Other		89,387		108,611
Total deferred tax assets		577,170		1,001,715
Less valuation allowance		(186,917)		(265,711)
Net deferred tax assets		390,253		736,004
Deferred tax liabilities				
Property, plant and equipment		525,980		816,903
Licenses/intangibles		373,404		422,902
Partnership investments		73,833		191,373
Lease assets		132,035		238,487
Other		22,542		46,964
Total deferred tax liabilities		1,127,794		1,716,629
Net deferred income tax liability	$	737,541	$	980,625
Presented in the Consolidated Balance Sheet as:				
Deferred income tax liability, net	$	743,633	$	980,769
Other assets and deferred charges		(6,092)		(144)
Net deferred income tax liability	$	737,541	$	980,625

At December 31, 2025, TDS and certain subsidiaries had $24.2 million of federal NOL carryforwards (generating a $5.1 million deferred tax asset) available to offset future taxable income, subject to certain limitations. The federal NOL carryforwards generally expire between 2026 and 2037, with the exception of federal NOLs generated after 2017, which do not expire. TDS and certain subsidiaries had $4,404.7 million of state NOL carryforwards (generating a $212.8 million deferred tax asset) available to offset future taxable income. The state NOL carryforwards generally expire between 2026 and 2045. A valuation allowance was established for certain federal and state NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

At December 31, 2025, TDS and certain subsidiaries had $5.0 million of federal interest expense carryforwards (generating a $1.1 million deferred tax asset) available to offset future taxable income. The federal interest expense carryforwards do not expire. TDS and certain subsidiaries had $487.2 million of state interest expense carryforwards (generating a $17.7 million deferred tax asset) available to offset future taxable income. The state interest expense carryforwards generally do not expire. A valuation allowance was established for certain federal and state interest expense carryforwards since it is more likely than not that a portion of such carryforwards will not be utilized.

A summary of TDS' deferred tax asset valuation allowance is as follows:

		2025		2024		2023
(Dollars in thousands)						
Balance at beginning of year	$	265,711	$	216,240	$	177,154
Charged (credited) to Income tax expense - continuing operations		(91,029)		26,183		10,521
Charged to Income tax expense - discontinued operations		12,235		26,369		28,565
Charged to (Gain) loss on sale of business and other exit costs, net		—		(3,081)		—
Balance at end of year	$	186,917	$	265,711	$	216,240

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in thousands)		2025		2024		2023
Unrecognized tax benefits balance at beginning of year	$	32,711	$	39,613	$	38,209
Additions for tax positions of current year		12,293		6,941		9,654
Additions for tax positions of prior years		786		—		—
Reductions for tax positions of prior years		(2,384)		(6,418)		(2,463)
Reductions for settlements of tax positions		(139)		(277)		—
Reductions for lapses in statutes of limitations		(4,151)		(7,148)		(5,787)
Unrecognized tax benefits balance at end of year	$	39,116	$	32,711	$	39,613

Unrecognized tax benefits are included in Other deferred liabilities and credits in the Consolidated Balance Sheet. If these benefits were recognized at each respective year end period, they would have reduced income tax expense by $30.9 million, $25.8 million and $31.3 million in 2025, 2024 and 2023, respectively, net of the federal benefit from state income taxes.

TDS recognizes accrued interest and penalties related to unrecognized tax benefits in Income tax expense (benefit). The amounts charged to income tax expense related to interest and penalties were immaterial in 2025, 2024 and 2023. Net accrued liabilities for interest and penalties were $12.9 million, $12.9 million and $13.5 million at December 31, 2025, 2024 and 2023, respectively and are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

TDS and its subsidiaries file federal and state income tax returns. With limited exceptions, TDS is no longer subject to federal and state income tax audits for the years prior to 2022.

Note 6 Earnings Per Share

Basic earnings (loss) per share attributable to TDS common shareholders is computed by dividing Net income (loss) attributable to TDS common shareholders by the weighted average number of Common Shares outstanding during the period. Diluted earnings (loss) per share attributable to TDS common shareholders is computed by dividing Net income (loss) attributable to TDS common shareholders by the weighted average number of Common Shares outstanding during the period adjusted to include the effects of potentially dilutive securities. Potentially dilutive securities primarily include incremental shares issuable upon the exercise of outstanding stock options and the vesting of performance and restricted stock units, as calculated using the treasury stock method.

The amounts used in computing basic and diluted earnings (loss) per share attributable to TDS common shareholders were as follows:

Year Ended December 31,	2025	2024	2023
(Dollars and shares in thousands, except per share amounts)			
Net income (loss) from continuing operations attributable to TDS common shareholders	$ 48,179	$ (141,396)	$ (619,634)
Net income (loss) from discontinued operations attributable to TDS common shareholders	(123,640)	44,466	50,400
Net income (loss) attributable to TDS common shareholders used in basic earnings (loss) per share	$ (75,461)	$ (96,930)	$ (569,234)
Adjustments to compute diluted earnings (loss):			
Noncontrolling interest adjustment	(2,193)	—	(104)
Net income (loss) attributable to TDS common shareholders used in diluted earnings (loss) per share	$ (77,654)	$ (96,930)	$ (569,338)
Weighted average number of shares used in basic and diluted earnings (loss) per share:			
Common Shares	107,642	106,180	105,290
Series A Common Shares	7,537	7,534	7,460
Total	115,179	113,714	112,750
Effects of dilutive securities	3,384	—	—
Weighted average number of shares used in basic and diluted earnings (loss) per share	118,563	113,714	112,750
Basic earnings (loss) per share from continuing operations attributable to TDS common shareholders	$ 0.42	$ (1.24)	$ (5.50)
Basic earnings (loss) per share from discontinued operations attributable to TDS common shareholders	(1.08)	0.39	0.45
Basic earnings (loss) per share attributable to TDS common shareholders	$ (0.66)	$ (0.85)	$ (5.05)
Diluted earnings (loss) per share from continuing operations attributable to TDS common shareholders	$ 0.39	$ (1.24)	$ (5.50)
Diluted earnings (loss) per share from discontinued operations attributable to TDS common shareholders	(1.04)	0.39	0.45
Diluted earnings (loss) per share attributable to TDS common shareholders	$ (0.65)	$ (0.85)	$ (5.05)

Certain Common Shares issuable upon the exercise of stock options or vesting of performance and restricted stock units were not included in weighted average diluted shares outstanding for the calculation of Diluted earnings (loss) per share attributable to TDS common shareholders because their effects were antidilutive. The number of such Common Shares excluded was less than 0.1 million, 5.7 million and 5.5 million for 2025, 2024 and 2023, respectively.

Note 7 Acquisitions and Divestitures

Array

In addition to the divestiture of Array's wireless operations, as disclosed in Note 2 — Discontinued Operations, other acquisition and divestiture transactions are disclosed below.

On October 17, 2024, Array entered into a License Purchase Agreement (Verizon License Purchase Agreement) with Verizon Communications Inc. (Verizon) to sell certain AWS, Cellular and PCS wireless spectrum licenses and agreed to grant Verizon certain rights to lease such licenses prior to the transaction close for total proceeds of $1,000.0 million. As of December 31, 2025, the book value of the wireless spectrum licenses to be sold was $588.8 million and is classified as held for sale in the Consolidated Balance Sheet. The transaction is expected to close in the second or third quarter of 2026, subject to regulatory approval and other customary closing conditions, and the termination of the T-Mobile Short-Term Spectrum Manager Lease Agreement.

On November 6, 2024, Array entered into a License Purchase Agreement (AT&T License Purchase Agreement) with New Cingular Wireless PCS, LLC (AT&T), a subsidiary of AT&T Inc. to sell certain 3.45 GHz and 700 MHz wireless spectrum licenses and agreed to grant AT&T certain rights to lease and sub-lease such licenses prior to the transaction close for total proceeds of $1,018.0 million, subject to certain purchase price adjustments. As of December 31, 2025, the book value of the wireless spectrum licenses to be sold was $861.0 million and is classified as held for sale in the Consolidated Balance Sheet. See Note 22 — Subsequent Events for additional information.

On August 29, 2025, Array entered into a License Purchase Agreement (T-Mobile License Purchase Agreement) with T-Mobile to sell certain 700 MHz wireless spectrum licenses and agreed to grant T-Mobile certain rights to lease such licenses prior to the transaction close for total proceeds of $85.0 million. As of December 31, 2025, the book value of the wireless spectrum licenses to be sold was $64.3 million of which $53.1 million was submitted for regulatory approval and is classified as held for sale in the Consolidated Balance Sheet. The transaction is expected to close in 2026, subject to regulatory approval and other customary closing conditions.

As part of the T-Mobile transaction to sell the wireless operations, Array entered into a Put/Call Agreement with T-Mobile whereby T-Mobile has the right to call certain spectrum assets and Array has the right to put certain spectrum assets to T-Mobile for an aggregate agreed upon price of $106.0 million. The call option notice period started on May 24, 2024, and the put exercise period started on August 1, 2025. Both periods end on July 31, 2026. There was no cash exchanged at the inception of the Put/Call Agreement. All license transfers pursuant to any put/call are subject to Federal Communications Commission (FCC) approval. Array accounts for this instrument as a net written call option and records such option at fair value each reporting period unless/until such option is exercised or terminated. As of December 31, 2025, Array wrote off the entire fair value of the net written call option. The change in fair value is recorded to (Gain) loss on license sales and exchanges, net in the Consolidated Statement of Operations. In September 2025, T-Mobile exercised $86.4 million of the call option. As of December 31, 2025, the book value of the spectrum licenses subject to the call notice was $86.5 million and is classified as held for sale in the Consolidated Balance Sheet. The transaction is expected to close in 2026, subject to regulatory approval and other customary closing conditions.

The strategic alternatives review process is ongoing as Array works toward closing the Verizon and T-Mobile spectrum transactions signed during 2024 and 2025, and seeks to opportunistically monetize its remaining spectrum assets that are not subject to executed agreements. In addition to the transactions at Array, TDS continues to explore opportunities to transform its business operations given the change in scale of the overall TDS organization following the divestiture of the wireless operations. These processes are collectively referred to as the strategic alternatives review throughout this report.

TDS incurred expenses related to the announced transactions and strategic alternatives review of $9.1 million, $33.3 million and $13.0 million in 2025, 2024 and 2023, respectively, which are included in Selling, general and administrative and cost of service expenses for continuing operations.

On August 1, 2025, noncontrolling entities managed by Array that are not consolidated into the Array financial statements but are accounted for as equity method investments sold their wireless operations to T-Mobile in separate transactions, coterminous with the sale of Array's consolidated wireless operations sold to T-Mobile on the same date. Array realized income in 2025 in the amount of $33.4 million related to its proportional share of the corresponding gain on sale. This income is recorded as a component of Equity in earnings of unconsolidated entities in the Consolidated Statement of Operations. In addition, Array received a distribution of $42.5 million from these transactions in August 2025, and such distribution is recorded as Distributions from unconsolidated entities in the Consolidated Statement of Cash Flows.

On July 14, 2025, Array completed the acquisition of the remaining interest of King Street Wireless, LLC and Sunshine Spectrum, LLC for a total purchase price of $16.7 million, of which $9.4 million was paid in prior periods and $7.3 million was paid at time of closing. The acquisitions result in the expected realization of certain deferred tax assets, and therefore Array recorded a reduction to valuation allowance on deferred tax assets and associated discrete income tax benefit of $47.6 million in 2025.

TDS Telecom

On May 31, 2024, TDS Telecom entered into an agreement with a third-party to sell certain incumbent markets in Virginia for a purchase price of $30.6 million. The transaction closed on November 1, 2024, and TDS Telecom recognized a book gain of $22.1 million in (Gain) loss on sale of business and other exit costs, net in the 2024 Consolidated Statement of Operations.

On August 19, 2024, TDS Telecom entered into agreements with third-parties to sell certain assets and liabilities of its cable operations in Texas for a purchase price of $27.2 million, which included the value of non-cash consideration related to the sale and leaseback of fiber. The transactions closed on November 15, 2024, and TDS Telecom recognized a book gain of $27.0 million in (Gain) loss on sale of business and other exit costs, net in the 2024 Consolidated Statement of Operations.

In February 2025, TDS Telecom entered into agreements with third-parties to sell incumbent markets in Colorado for a purchase price of $18.5 million. The transactions closed on June 2, 2025, and TDS Telecom recognized a book gain of $6.8 million in (Gain) loss on sale of business and other exit costs, net in the 2025 Consolidated Statement of Operations.

In July 2025, TDS Telecom entered into an agreement with a third-party to sell incumbent markets in Oklahoma for a purchase price of $43.4 million. The transaction closed on December 31, 2025, and TDS Telecom recognized a book gain of $18.1 million in (Gain) loss on sale of business and other exit costs, net in the 2025 Consolidated Statement of Operations.

Other

On September 3, 2024, TDS sold its HMS operations, which operated through wholly-owned subsidiaries OneNeck IT Solutions LLC and OneNeck Data Center Holdings LLC, to a third-party for a purchase price, subject to adjustment as specified in the agreement, of $110.0 million, including contingent proceeds. TDS received total proceeds of $99.5 million, including contingent proceeds. TDS recognized a book gain of $19.2 million in (Gain) loss on sale of business and other exit costs, net in the 2024 Consolidated Statement of Operations.

Note 8 Intangible Assets

Licenses

Prior to 2009, TDS accounted for Array's share repurchases as step acquisitions, allocating a portion of the share repurchase value to TDS' Licenses. Consequently, Array's Licenses on a stand-alone basis do not equal the TDS consolidated Licenses related to Array. Activity related to TDS' Licenses is presented below.

	Array	TDS Telecom	Total
(Dollars in thousands)			
Balance at December 31, 2024	3,285,648	4,000	3,289,648
Impairment	(47,679)	(900)	(48,579)
Transferred to Assets held for sale[1]	(1,595,731)	(2,400)	(1,598,131)
Divestitures	(4,062)	—	(4,062)
Capitalized interest	4,096	—	4,096
Balance at December 31, 2025	$ 1,642,272	$ 700	$ 1,642,972

[1]   See Note 7 — Acquisitions and Divestitures for additional information.

Wireless Spectrum License Impairment – Array

Wireless spectrum licenses are considered to be indefinite-lived assets, and therefore are not amortized but are tested for impairment annually or more frequently if there are events or circumstances that cause Array to believe that their carrying values exceed their fair values. Wireless spectrum licenses are tested for impairment at the level of reporting referred to as a unit of accounting.

During the third quarter of 2025, Array continued its efforts to monetize its spectrum assets not subject to pending sale agreements. Based on information obtained through that process, specifically suppressed pricing and decrease in demand for high-band spectrum, Array concluded that there were events and circumstances in the third quarter of 2025 that caused Array to believe the carrying value of one of the units of accounting for remaining spectrum not subject to a pending sale agreement may exceed its respective fair value (i.e., triggering event), and accordingly a quantitative impairment assessment was performed for that unit.

A market approach was used for purposes of the quantitative impairment assessment to value the wireless spectrum licenses for the high-band unit of accounting tested, selecting a point within a range of values established largely through industry benchmarks, FCC auction data, and precedent transactions. The fair value of the wireless spectrum licenses was less than the respective carrying value, and a $47.7 million impairment was recorded to Loss on impairment of licenses for continuing operations in the Consolidated Statement of Operations during the third quarter of 2025. The impairment loss was related to the retained high-band spectrum unit of accounting which includes the 28 GHz, 37 GHz and 39 GHz frequency bands, the carrying value of which was $113.4 million after the impairment loss. The impairment loss is driven by lower fair value attributed to high-band spectrum as a result of industry-wide challenges encountered related to the operationalization of this spectrum.

For purposes of its annual impairment test as of November 1, 2025, Array performed a qualitative test for all seven of its units of accounting. The test considered several factors, including the results of the quantitative impairment assessment performed in the third quarter of 2025 as well as purchase prices of executed agreements to sell certain wireless spectrum licenses and other market factors. Based on these assessments, Array concluded that it was more likely than not that the fair value of each unit of accounting exceeded its respective carrying value. Therefore, no quantitative impairment evaluation was completed.

During the third quarter of 2024, Array concluded that there were events and circumstances that caused Array to believe the carrying values of five units of accounting may exceed their respective fair values (i.e., triggering event), and accordingly a quantitative impairment assessment was performed for those units. There was no triggering event for the other units of accounting.

Based on a market approach valuation, the fair value of the wireless spectrum licenses exceeded their respective carrying values by amounts ranging from 9% to 80% for three of the units of accounting. For two of the units of accounting, the fair value of the wireless spectrum licenses was less than the respective carrying value, and a $136.2 million impairment was recorded to Loss on impairment of licenses for continuing operations in the Consolidated Statement of Operations during the third quarter of 2024. The impairment loss was substantially all related to the retained high-band spectrum unit of accounting which includes the 28 GHz, 37 GHz and 39 GHz frequency bands, the carrying value of which was $161.1 million after the impairment loss. The impairment loss was driven by a change in the units of accounting described above combined with lower fair value primarily attributed to high-band spectrum as a result of industry-wide challenges encountered related to the operationalization of this spectrum.

For purposes of its annual impairment test as of November 1, 2024, Array performed a qualitative test for all twelve of its units of accounting. The test considered several factors, including the results of the quantitative impairment assessment performed in the third quarter of 2024 as well as purchase prices of executed agreements to sell certain wireless spectrum licenses and other market factors. Based on these assessments, Array concluded that it was more likely than not that the fair value of each unit of accounting exceeded its respective carrying value. Therefore, no quantitative impairment evaluation was completed.

TDS Telecom Goodwill Impairment Assessment

TDS Telecom had recorded Goodwill as a result of past business acquisitions. For purposes of the 2023 Goodwill impairment test, TDS Telecom had one reporting unit.

2023 Impairment Test

Rising interest rates and liquidity constraints caused TDS Telecom to slow the pace of its fiber deployment and reduce or defer planned capital expenditures in future years, which also defers the related revenue generation from these projects. In addition, TDS Telecom was facing increasing competitive pressures in its Incumbent Wireline markets. Consequently, TDS Telecom reset its long-range forecast in the fourth quarter of 2023, and performed a quantitative impairment assessment as of November 1, 2023.

The discounted cash flow and guideline public company approaches were used to value the reporting unit, weighted at 75% and 25%, respectively. The discounted cash flow approach develops an indication of fair value using various inputs and considers current economic factors as well as risks specific to the industry and the reporting unit. The guideline public company method developed an estimate of fair value by calculating market pricing multiples for selected publicly traded companies that are comparable to the reporting unit. The multiples were applied to the appropriate financial measure of the reporting unit to estimate the reporting unit's fair value.

The results of the goodwill impairment test indicated that the carrying value of the TDS Telecom reporting unit exceeded its fair value. Therefore, TDS recognized a loss on impairment of goodwill of $547.0 million to reduce the carrying value of Goodwill for the reporting unit to zero in the fourth quarter of 2023.

Other intangible assets

Activity related to TDS' Other intangible assets is presented below.

	December 31, 2025			December 31, 2024		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
(Dollars in thousands)						
Franchise rights	$ 254,832	$ (148,046)	$ 106,786	$ 254,832	$ (121,349)	$ 133,483
Internet protocol addresses	33,502	(9,162)	24,340	33,502	(6,728)	26,774
Other	547	—	547	547	—	547
Total	$ 288,881	$ (157,208)	$ 131,673	$ 288,881	$ (128,077)	$ 160,804

Amortization expense for intangible assets was $29.1 million, $21.8 million and $21.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. Based on the current balance of finite-lived intangible assets, the estimated amortization expense is $29.1 million for each of the years 2026 through 2029 and $2.4 million for 2030.

Note 9 Investments in Unconsolidated Entities

Investments in unconsolidated entities consist of amounts invested in entities in which TDS holds a noncontrolling interest. TDS' Investments in unconsolidated entities are accounted for using the equity method, measurement alternative method or net asset value practical expedient method as shown in the table below. The carrying value of measurement alternative method investments represents cost minus any impairments plus or minus any observable price changes.

December 31,	2025	2024
(Dollars in thousands)		
Equity method investments:		
Capital contributions, loans, advances and adjustments	$ 115,094	$ 115,094
Cumulative share of income	3,114,327	2,938,061
Cumulative share of distributions	(2,795,785)	(2,581,128)
Total equity method investments	433,636	472,027
Measurement alternative method investments	20,834	19,887
Investments recorded using the net asset value practical expedient	7,452	8,557
Total investments in unconsolidated entities	$ 461,922	$ 500,471

The following tables, which are based on unaudited information provided in part by third parties, summarize the combined assets, liabilities and equity, and results of operations of TDS' equity method investments:

December 31,	2025	2024
(Dollars in thousands)		
Assets		
Current	$ 845,949	$ 1,263,895
Noncurrent	6,482,231	6,577,490
Total assets	$ 7,328,180	$ 7,841,385
Liabilities and Equity		
Current liabilities	$ 857,465	$ 859,958
Noncurrent liabilities	1,570,160	1,636,015
Partners' capital and shareholders' equity	4,900,555	5,345,412
Total liabilities and equity	$ 7,328,180	$ 7,841,385

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Results of Operations			
Revenues	$ 7,775,541	$ 7,573,515	$ 7,304,521
Operating expenses	6,161,501	5,949,211	5,704,150
Operating income	1,614,040	1,624,304	1,600,371
Other income (expense), net	(35,561)	(3,311)	(30,153)
Net income	$ 1,578,479	$ 1,620,993	$ 1,570,218

Note 10 Property, Plant and Equipment

TDS' Property, plant and equipment in service and under construction, and related accumulated depreciation and amortization, as of December 31, 2025 and 2024, were as follows:

December 31,	Useful Lives (Years)	2025	2024
(Dollars in thousands)			
Land	N/A	$ 63,954	$ 60,474
Buildings	15-40	134,412	140,265
Leasehold and land improvements	1-30	337,699	336,839
Cable and wire	20-40	3,284,429	3,191,460
Network equipment	2-10	1,469,673	1,548,448
Communications infrastructure assets	7-30	696,918	667,401
Office furniture and equipment	5-10	58,793	63,796
Other operating assets and equipment	3-12	199,609	195,957
System development	3-7	444,430	423,720
Work in process	N/A	432,204	385,319
Total property, plant and equipment, gross		7,122,121	7,013,679
Accumulated depreciation and amortization		(4,156,666)	(4,137,465)
Total property, plant and equipment, net		$ 2,965,455	$ 2,876,214

Depreciation and amortization expense totaled $303.4 million, $285.4 million and $270.5 million in 2025, 2024 and 2023, respectively.

Note 11 Leases

Lessee Agreements

TDS' most significant leases are for land, network facilities, and offices, all of which are classified as operating leases. Many of TDS' leases include renewal and early termination options. Lease terms include options to extend or terminate when it is reasonably certain that TDS will exercise the option.

TDS has recognized a right-of-use asset and a corresponding lease liability that represents the present value of TDS' obligation to make payments over the lease term. The present value of the lease payments is calculated using an incremental borrowing rate, which was determined using a portfolio approach based on TDS' unsecured rates, adjusted to approximate the rates at which TDS would be required to borrow on a collateralized basis over a term similar to the recognized lease term.

Lease and nonlease components are accounted for separately and the cost of nonlease components (e.g., utilities and common area maintenance) are typically expensed as incurred at their relative standalone price.

TDS recognizes variable lease expense related to lease payments that were not originally included in the lease liability calculation, which primarily relate to lease payment escalations that are tied to an index, real estate taxes, or additional payments linked to performance.

The following table shows the components of lease cost included in the Consolidated Statement of Operations:

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Operating lease cost	$ 69,109	$ 64,641	$ 62,750
Variable lease cost	7,537	7,459	6,875
Total	$ 76,646	$ 72,100	$ 69,625

The following table shows supplemental cash flow information related to lease activities:

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 62,928	$ 63,691	$ 62,161
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ 36,406	$ 40,747	$ 53,753

The table below shows a weighted-average analysis for lease terms and discount rates for operating leases:

December 31,	2025	2024
Weighted Average Remaining Lease Term	20 years	19 years
Weighted Average Discount Rate	5.1 %	4.9 %

The maturities of lease liabilities are as follows:

	Operating Leases
(Dollars in thousands)	
2026	$ 54,663
2027	57,308
2028	54,587
2029	52,598
2030	46,702
Thereafter	793,312
Total lease payments	$ 1,059,170
Less: Imputed interest	483,373
Present value of lease liabilities	$ 575,797

Lessor Agreements

TDS' most significant lessor leases are for tower space, all of which are classified as operating leases. Many of TDS' leases include renewal and early termination options. Lease terms include options to extend or terminate when it is reasonably certain that the lessee will exercise the option. Underlying assets leased to customers under operating leases are included in Communications infrastructure assets in Note 10 — Property, Plant and Equipment.

Lessor agreements with lease and nonlease components are generally accounted for separately.

TDS recognizes variable lease income related to lease payments that were not originally included in the lease receivable calculation, which primarily relate to lease payment escalations that are tied to an index.

The following table shows the components of lease income which are included in Site rental and Services revenues in the Consolidated Statement of Operations:

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Operating lease income	$ 157,304	$ 120,329	$ 126,987

The maturities of expected lease payments to be received are as follows. The table below does not include lease payments for Interim Sites whereby T-Mobile is leasing up to 1,800 sites for a period of up to 30 months subject to the terms and conditions of the MLA.

	Operating Leases
(Dollars in thousands)	
2026	$ 146,994
2027	146,361
2028	137,905
2029	128,353
2030	116,661
Thereafter	1,073,518
Total future lease maturities	$ 1,749,792

Note 12 Asset Retirement Obligations

TDS Telecom owns poles, cable, wire and certain buildings and also leases office space and property used for housing central office switching equipment and fiber cable. These assets and leases often have removal or remediation requirements.

Array is subject to asset retirement obligations associated with tower and cell sites.

Asset retirement obligations are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

In 2025 and 2024, Array and TDS Telecom performed a review of the assumptions and estimated future costs related to asset retirement obligations. The results of the reviews and other changes in asset retirement obligations during 2025 and 2024, were as follows:

	2025	2024
(Dollars in thousands)		
Balance at beginning of year	$ 385,592	$ 354,029
Additional liabilities accrued	486	20,560
Revisions in estimated cash outflows	14,220	974
Disposition of assets	(8,405)	(8,410)
Accretion expense	19,304	18,439
Balance at end of year	$ 411,197	$ 385,592

Note 13 Debt

Revolving Credit Agreements

At December 31, 2025, TDS and Array had unsecured revolving credit agreements available for general corporate purposes. In December 2025, TDS and Array amended the agreements to extend the maturity date to December 2030 and the maximum borrowing capacity for the Array agreement was reduced from $300.0 million to $100.0 million. Amounts under the agreements may be borrowed, repaid and reborrowed from time to time until maturity.

The following table summarizes the unsecured revolving credit agreements as of December 31, 2025:

	TDS	Array
(Dollars in thousands)		
Maximum borrowing capacity	$ 400,000	$ 100,000
Letters of credit outstanding	$ 592	$ 57
Amount available for use	$ 399,408	$ 99,943

Borrowings under the TDS and Array revolving credit agreements bear interest at a rate of Secured Overnight Financing Rate (SOFR) plus 1.50%. TDS and Array may select a borrowing period of either one, two, three or six months (or other period of twelve months or less if requested by TDS or Array and approved by the lenders). TDS' and Array's credit spread and commitment fees on their revolving credit agreements may be subject to increase if their current credit ratings from nationally recognized credit rating agencies are lowered, and may be subject to decrease if the ratings are raised.

Unsecured Term Loan Agreements

In August 2025, TDS repaid the entire outstanding borrowings under all of its unsecured term loan credit agreements of $781.3 million. TDS incurred a termination penalty of $8.9 million as a result of the repayment of one of its agreements, which was recorded to Interest expense in the Consolidated Statement of Operations.

In August 2025, Array repaid the entire outstanding borrowings under its term loan agreements of $713.3 million.

In August 2025, Array borrowed $325.0 million under a term loan agreement with CoBank, ACB. The maturity date of the agreement is June 2030. Borrowings bear interest at a rate of SOFR plus 2.50%. Quarterly principal installment payments are $2.0 million from September 2026 to June 2029 and $4.0 million from September 2029 to maturity date.

Secured Term Loan Agreement

In August 2025, TDS repaid the entire outstanding borrowing under its secured term loan agreement of $300.0 million.

Export Credit Financing Agreements

At December 31, 2025, TDS had $150.0 million of principal outstanding under a term loan credit facility with Export Development Canada to finance (or refinance) imported equipment, including equipment purchased prior to entering the term loan credit facility agreement. Borrowings bear interest at a rate of SOFR plus 1.60% and are due and payable on the five-year anniversary of the first borrowing, which is in December 2027. See Note 22 — Subsequent Events for additional information.

In August 2025, Array repaid the entire outstanding borrowings under its term loan agreement with Export Development Canada of $150.0 million.

Receivables Securitization Agreement

Array, through its subsidiaries, had a receivables securitization agreement that permitted securitized borrowings using its equipment installment plan receivables. In May 2025, Array repaid the entire outstanding borrowings under the agreement of $2.0 million. In July 2025, Array terminated the receivables securitization agreement.

Debt Covenants and Other

The TDS and Array revolving credit agreements, the Array term loan agreement with CoBank and the TDS export credit financing agreement require TDS or Array, as applicable, to comply with certain affirmative and negative covenants, which include certain financial covenants that may restrict the borrowing capacity available. Following the sale of the Array wireless operations to T-Mobile, TDS and Array are required to maintain a Consolidated Leverage Ratio, as defined in the agreements, as of the end of any fiscal quarter from and including the quarter in which such sale occurs at a level not to exceed 3.50 to 1.00. TDS and Array are also required to maintain the Consolidated Interest Coverage Ratio at a level not lower than 3.00 to 1.00 as of the end of any fiscal quarter. TDS and Array believe they were in compliance as of December 31, 2025 with all such financial covenants.

In connection with Array's revolving credit agreement, TDS and Array entered into subordination agreements together with the administrative agents for the lenders under the agreement. Pursuant to the subordination agreement, (a) any consolidated funded indebtedness from Array to TDS will be unsecured and (b) any (i) consolidated funded indebtedness from Array to TDS (other than "refinancing indebtedness" as defined in the subordination agreements) in excess of $105.0 million and (ii) refinancing indebtedness in excess of $250.0 million will be subordinated and made junior in right of payment to the prior payment in full of obligations to the lenders under each agreement. As of December 31, 2025, Array had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to each agreement pursuant to the subordination agreements.

Certain TDS and Array wholly-owned subsidiaries have jointly and severally unconditionally guaranteed the payment and performance of the obligations of TDS and Array under the revolving credit agreements and the TDS export credit agreement. Other subsidiaries that meet certain criteria will be required to provide a similar guaranty in the future.

Long-term debt as of December 31, 2025 and 2024, was as follows:

	Issuance date	Maturity date	Call date (any time on or after)	December 31, 2025			December 31, 2024		
				Principal Amount	Less Unamortized discount and debt issuance costs	Total	Principal Amount	Less Unamortized discount and debt issuance costs	Total
(Dollars in thousands)									
Array Unsecured Senior Notes									
6.70%	Dec 2003 and June 2004	Dec 2033	Dec 2003 and June 2004	$ 55,059	$ 921	$ 54,138	$ 55,059	$ 1,006	$ 54,053
6.25%	Aug 2020	Sep 2069	Sep 2025	105,822	3,624	102,198	105,822	3,632	102,190
5.50%	Dec 2020	Mar 2070	Mar 2026	98,498	3,296	95,202	98,498	3,312	95,186
5.50%	May 2021	Jun 2070	Jun 2026	104,550	3,215	101,335	104,550	3,232	101,318
Array Unsecured Term Loans				325,000	3,552	321,448	723,250	3,774	719,476
TDS Unsecured Term Loans				—	—	—	785,250	16,010	769,240
TDS Secured Term Loan				—	—	—	300,000	2,034	297,966
Array EIP Securitization				—	—	—	2,000	—	2,000
TDS Export Credit Financing				150,000	321	149,679	150,000	377	149,623
Array Export Credit Financing				—	—	—	150,000	498	149,502
Finance lease obligations				3,074	—	3,074	3,246	—	3,246
Other long-term notes				1,564	—	1,564	3,017	—	3,017
Total long-term debt				$ 843,567	$ 14,929	$ 828,638	$2,480,692	$ 33,875	$2,446,817
Long-term debt, current						$ 5,274			$ 31,131
Long-term debt, noncurrent						$ 823,364			$2,415,686

Array may redeem its 6.25% Senior Notes, 5.5% March 2070 Senior Notes and 5.5% June 2070 Senior Notes, in whole or in part at any time after the respective call date, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest. Array may redeem the 6.7% Senior Notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued and unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points.

Interest on the Senior Notes outstanding at December 31, 2025, is payable quarterly, with the exception of Array's 6.7% Senior Notes for which interest is payable semi-annually.

The annual requirements for principal payments on long-term debt are approximately $5.3 million, $158.8 million, $8.3 million, $12.4 million and $292.8 million for the years 2026 through 2030, respectively. See Note 22 — Subsequent Events for additional information.

The covenants associated with TDS and its subsidiaries' long-term debt obligations, among other things, restrict TDS' ability, subject to certain exclusions, to incur additional liens and enter into certain transactions.

Array's long-term debt notes do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in Array's credit rating.

Note 14 Employee Benefit Plans

Defined Contribution Plans

TDS sponsors a qualified noncontributory defined contribution pension plan that provides benefits for certain employees of TDS Corporate, TDS Telecom and Array. Under this plan, pension costs are calculated separately for each participant and are funded annually. Beginning in 2026, TDS will no longer make contributions to the plan. Total pension costs were $4.9 million, $5.0 million and $5.1 million in 2025, 2024 and 2023, respectively. In addition, TDS sponsors a defined contribution retirement savings plan (401(k) plan). Total costs incurred from TDS' contributions to the 401(k) plan were $11.8 million, $12.6 million and $13.9 million in 2025, 2024 and 2023, respectively.

TDS also sponsors an unfunded nonqualified deferred supplemental executive retirement plan for certain employees to offset the reduction of benefits caused by the limitation on annual employee compensation under the tax laws. Beginning in 2026, TDS will no longer make contributions to the plan.

Other Post-Retirement Benefits

TDS sponsors a defined benefit post-retirement plan that provides medical benefits to retirees and that covers certain employees of TDS Corporate and TDS Telecom, which is not significant to TDS' financial position or operating results. The plan is contributory, with retiree contributions adjusted annually. In certain circumstances, plan assets may be used to pay medical benefits for certain retirement-eligible active associates. TDS recognizes the funded status of the plan as a component of Other assets and deferred charges in the Consolidated Balance Sheet as of December 31, 2025 and 2024. Changes in the funded status are included in Accumulated other comprehensive income (loss) in the Consolidated Balance Sheet before affecting such amounts for income taxes to the extent that such changes are not recognized in earnings as a component of net periodic benefit cost.

The post-retirement benefit fund invests mainly in mutual funds that hold U.S. equities, international equities, and debt securities. The post-retirement benefit fund does not hold any debt or equity securities issued by TDS, Array or any related parties. The fair value of the plan assets of the post-retirement benefit fund was $87.0 million and $83.5 million as of December 31, 2025 and 2024, respectively. The total plan benefit obligations were $38.6 million and $39.3 million as of December 31, 2025 and 2024, respectively. Therefore, the total funded status was an asset of $48.4 million and $44.2 million as of December 31, 2025 and 2024, respectively.

TDS is not required to set aside current funds for its future retiree health insurance benefits. The decision to contribute to the plan assets is based upon several factors, including the funded status of the plan, market conditions, alternative investment opportunities, tax benefits and other circumstances. In accordance with applicable income tax regulations, annual contributions to fund the costs of future retiree medical benefits may not exceed certain thresholds. TDS does not expect to make a contribution to the plan in 2026.

Note 15 Commitments and Contingencies

Indemnifications

TDS enters into agreements in the normal course of business that provide for indemnification of counterparties. The terms of the indemnifications vary by agreement. The events or circumstances that would require TDS to perform under these indemnities are transaction specific; however, these agreements may require TDS to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. TDS is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, TDS has not made any significant indemnification payments under such agreements.

Legal Proceedings

TDS is involved or may be involved from time to time in legal proceedings before the FCC, other regulatory authorities, and/or various state and federal courts. TDS had no material accruals with respect to legal proceedings and unasserted claims as of both December 31, 2025 and 2024.

In April 2018, the United States Department of Justice (DOJ) notified TDS that it was conducting inquiries of Array and TDS under the federal False Claims Act relating to Array's participation in wireless spectrum license auctions 58, 66, 73 and 97 conducted by the FCC. Array is or was a limited partner in several limited partnerships which qualified for the 25% bid credit in each auction. The investigation arose from civil actions under the Federal False Claims Act brought by private parties in the U.S. District Court for the Western District of Oklahoma. In 2019, following the DOJ's investigation, the DOJ informed Advantage Spectrum, L.P. (Advantage) and King Street Wireless, L.P. (King Street) that it would not intervene in the above-referenced actions. Subsequently, the private party plaintiffs decided to continue the actions on their own. In July 2020, these actions were transferred to the U.S. District Court for the District of Columbia upon the request of Advantage and King Street and over the objection of the Relators. In March 2023, the District Court for the District of Columbia granted Advantage's and King Street's motion to dismiss the actions with prejudice. The private party plaintiffs appealed the district court's decision to grant the motions to dismiss. In April 2025, the U.S. Court of Appeals for the D.C. Circuit affirmed the district court's dismissal as to the case involving King Street. Plaintiffs filed a petition for certiorari with the U.S. Supreme Court on September 5, 2025. On January 12, 2026, the Supreme Court denied the petition. The King Street case is now concluded. In the Advantage case, on September 26, 2025, the D.C. Circuit reversed the district court's decision dismissing the case and remanded that case to the district court for further proceedings. The district court set a briefing schedule for defendants' motions to dismiss and stayed all other proceedings. On January 22, 2026, the defendants filed a motion to dismiss in the Advantage case. TDS and Array believe that the Relators' claims are without merit and that Advantage's and King Street's participation in FCC auctions complied with applicable law and FCC Rules.

On January 31, 2025, a stockholder derivative lawsuit was filed in the Circuit Court of Cook County, Illinois, Chancery Division against certain TDS and Array directors and officers, and nominal defendant TDS. The derivative lawsuit takes issue with certain public statements made between May 6, 2022 and November 3, 2022 regarding, among other things, Array's business strategies to address subscriber demand, alleging that the fact that the statements were made was a breach of fiduciary duty on the part of the officer and director defendants, and bringing claims for indemnification and contribution against the officer and director defendants and Array. In addition to indemnification and contribution, the plaintiff seeks money damages and the implementation of certain governance proposals. On July 21, 2025, a motion to intervene in the lawsuit was filed by the stockholder plaintiff who had previously filed a stockholder derivative lawsuit in the United States District Court for the Northern District of Illinois and subsequently dismissed that federal court lawsuit. The defendants filed a motion to dismiss the Circuit Court lawsuit on July 23, 2025. On September 29, 2025, the proposed intervenor withdrew her motion to intervene. A hearing on the motion to dismiss was held on October 6, 2025. A status conference on the motion to dismiss is set for April 24, 2026. TDS is unable at this time to determine whether the outcome of these actions would have a material impact on its results of operations, financial condition, or cash flows. TDS intends to contest plaintiffs' claims vigorously on the merits.

Note 16 Variable Interest Entities

Consolidated VIEs

TDS consolidates VIEs in which it has a controlling financial interest as defined by GAAP and is therefore deemed the primary beneficiary. TDS reviews the criteria for a controlling financial interest at the time it enters into agreements and subsequently when events warranting reconsideration occur. These VIEs have risks similar to those described in the "Risk Factors" in this Form 10-K.

Array formed USCC EIP LLC, USCC Receivables Funding LLC and the USCC Master Note Trust, collectively the special purpose entities (SPEs), to facilitate a securitized borrowing using its equipment installment plan receivables. Given that Array had the power to direct the activities of these SPEs, and that these SPEs lacked sufficient equity to finance their activities, Array was deemed to have a controlling financial interest in the SPEs, and therefore consolidated them. On July 31, 2025, Array terminated the receivables securitization agreement and the USCC Master Note Trust was dissolved. On August 1, 2025, USCC EIP LLC and USCC Receivables Funding LLC conveyed to T-Mobile. Following these events, the SPEs were no longer classified as VIEs.

The following VIEs were formed to participate in FCC auctions of wireless spectrum licenses and to fund, establish, and provide wireless service with respect to any FCC wireless spectrum licenses won in the auctions:

- Advantage Spectrum, L.P. (Advantage Spectrum) and Sunshine Spectrum, LLC, the general partner of Advantage Spectrum; and
- King Street Wireless, L.P. (King Street Wireless) and King Street Wireless, LLC, the general partner of King Street Wireless.

These particular VIEs are collectively referred to as designated entities. Although the power to direct the activities of these VIEs was shared, TDS had the most significant level of exposure to the variability associated with the economic performance of the VIEs, indicating that TDS was the primary beneficiary of the VIEs. Therefore, in accordance with GAAP, these VIEs were consolidated into the TDS financial statements. On July 14, 2025, Array completed the acquisition of the remaining interest of King Street Wireless, LLC and Sunshine Spectrum, LLC for a total aggregate purchase price of $16.7 million. Following the acquisition, the designated entities were no longer classified as VIEs.

TDS also consolidates other VIEs that are limited partnerships that lease tower space to tenants. A limited partnership is a variable interest entity unless the limited partners hold substantive participating rights or kick-out rights over the general partner. For certain limited partnerships, Array is the general partner and manages the operations. In these partnerships, the limited partners do not have substantive kick-out or participating rights and, further, such limited partners do not have the authority to remove the general partner. Therefore, these limited partnerships also are recognized as VIEs and are consolidated into the TDS financial statements under the variable interest model.

The following table presents the classification and balances of the consolidated VIEs' assets and liabilities in TDS' Consolidated Balance Sheet. The balances presented for both periods represent the consolidated VIEs identified as of December 31, 2025. As discrete continuing operations balances are not available, the balances presented for December 31, 2024 are derived from the ratio of continuing operations for the respective financial statement line item of TDS' Consolidated Balance Sheet.

December 31,	2025	2024
(Dollars in thousands)		
Assets		
Cash and cash equivalents	$ —	$ 7
Accounts receivable	1,116	165
Other current assets	313	280
Property, plant and equipment, net	12,471	14,821
Operating lease right-of-use assets	20,564	20,965
Other assets and deferred charges	1,041	244
Total assets	$ 35,505	$ 36,482
Liabilities		
Current liabilities	$ 2,675	$ 3,400
Long-term operating lease liabilities	22,400	22,367
Other deferred liabilities and credits	11,693	8,932
Total liabilities	$ 36,768	$ 34,699

Unconsolidated VIEs

TDS manages the operations of and holds a variable interest in certain other limited partnerships, but is not the primary beneficiary of these entities, and therefore does not consolidate them into the TDS financial statements under the variable interest model.

TDS' total investment in these unconsolidated entities was $1.3 million and $4.7 million at December 31, 2025 and 2024, respectively, and is included in Investments in unconsolidated entities in TDS' Consolidated Balance Sheet. The maximum exposure from unconsolidated VIEs is limited to the investment held by TDS in those entities.

Other Related Matters

TDS made no material contributions, loans or advances to its VIEs, identified as of December 31, 2025, during 2025 and $9.0 million and $9.3 million during 2024 and 2023, respectively.

Note 17 Noncontrolling Interests

The following schedule discloses the effects of Net income (loss) attributable to TDS shareholders and changes in TDS' ownership interest in Array on TDS' equity:

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Net income (loss) attributable to TDS shareholders	$ (6,236)	$ (27,705)	$ (500,009)
Transfers (to) from noncontrolling interests			
Change in TDS' Capital in excess of par value from Array's issuance of Array shares	(123,178)	(42,811)	(32,744)
Change in TDS' Capital in excess of par value from Array's repurchases of Array shares	(3,199)	(3,782)	—
Net transfers (to) from noncontrolling interests	(126,377)	(46,593)	(32,744)
Net income (loss) attributable to TDS shareholders after transfers (to) from noncontrolling interests	$ (132,613)	$ (74,298)	$ (532,753)

Mandatorily Redeemable Noncontrolling Interests in Finite-Lived Subsidiaries

TDS' consolidated financial statements include certain noncontrolling interests that meet the GAAP definition of mandatorily redeemable financial instruments. These mandatorily redeemable noncontrolling interests represent interests held by third parties in consolidated partnerships, where the terms of the underlying partnership agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the noncontrolling interest holders and TDS in accordance with the respective partnership agreements. The termination dates of these mandatorily redeemable noncontrolling interests range from 2085 to 2092.

The estimated aggregate amount that would be due and payable to settle all of these noncontrolling interests, assuming an orderly liquidation of the finite-lived consolidated partnerships on December 31, 2025, net of estimated liquidation costs, is $9.1 million. This amount excludes redemption amounts recorded in Noncontrolling interests with redemption features in the Consolidated Balance Sheet. The estimate of settlement value was based on certain factors and assumptions which are subjective in nature. Changes in those factors and assumptions could result in a materially larger or smaller settlement amount. The corresponding carrying value of the mandatorily redeemable noncontrolling interests in finite-lived consolidated partnerships at December 31, 2025, was $1.2 million, and is included in Noncontrolling interests in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of these mandatorily redeemable noncontrolling interests is due primarily to the unrecognized appreciation of the noncontrolling interest holders' share of the underlying net assets and operations of the consolidated partnerships. Neither the noncontrolling interest holders' share, nor TDS' share, of the appreciation of the underlying net assets and operations of these subsidiaries is reflected in the consolidated financial statements.

Note 18 Shareholders' Equity

Common Stock

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect eight directors, and the Common Shares elect four. TDS has reserved 7,541,000 Common Shares at December 31, 2025, for possible issuance upon conversion of Series A Common Shares.

On August 2, 2013, the Board of Directors of TDS authorized a $250.0 million stock repurchase program for the purchase of TDS Common Shares from time to time pursuant to open market purchases, block transactions, private purchases or otherwise, depending on market conditions. This authorization does not have an expiration date. On November 7, 2025, TDS Announced that its Board of Directors had authorized an additional $500.0 million stock repurchase program for TDS Common Shares, which program is incremental to and has similar terms as, the existing program. During 2025, TDS repurchased 2,843,427 Common Shares for $108.1 million at an average cost per share of $38.03. As of December 31, 2025, the maximum dollar value of TDS Common Shares that may yet be purchased under TDS' program was $523.9 million.

In November 2009, Array announced by Form 8-K that the Board of Directors of Array authorized the repurchase of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis. In December 2016, the Array Board amended this authorization to provide that, beginning on January 1, 2017, the authorized repurchase amount with respect to a particular year will be any amount from zero to 1,300,000 Common Shares, as determined by the Pricing Committee of the Board of Directors, and that if the Pricing Committee did not specify an amount for any year, such amount would be zero for such year. The Pricing Committee has not specified any increase in the authorization since that time. The Pricing Committee also was authorized to decrease the cumulative amount of the authorization at any time, but has not taken any action to do so at this time. During 2025, Array repurchased 328,835 Common Shares for $20.9 million at an average cost per share of $63.49. As of December 31, 2025, the total cumulative amount of Common Shares authorized to be purchased is 658,107. The authorization provides that share repurchases will be made pursuant to open market purchases, block purchases, private purchases, or otherwise, depending on market prices and other conditions. This authorization does not have an expiration date.

Preferred Stock

In March 2021, TDS issued 16,800 shares of TDS' 6.625% Series UU Cumulative Redeemable Perpetual Preferred Stock (Preferred Shares) for $25,000 per Preferred Share. The Preferred Shares were issued to a depositary to facilitate the issuance of 16,800,000 depositary shares (Depositary Shares), each representing 1/1,000th of a Preferred Share.

In August 2021, TDS issued 27,600 shares of TDS' 6.000% Series VV Preferred Shares for $25,000 per Preferred Share. The Preferred Shares were issued to a depositary to facilitate the issuance of 27,600,000 Depositary Shares, each representing 1/1,000th of a Preferred Share.

Each holder of Depositary Shares is entitled to a proportional fractional interest in all rights and preferences of the Preferred Shares, including dividend, voting, redemption and liquidation rights. The Preferred Shares have no maturity or mandatory redemption date and are not redeemable at the option of the holders.

Dividends on the Preferred Shares, when declared, are payable quarterly at a rate equal to 6.625% per year for the Series UU Preferred Shares and 6.000% for the Series VV Preferred Shares. As of December 31, 2023, there were no dividends in arrears. The Preferred Shares rank senior to TDS' Common Shares and junior to all of TDS' existing and future indebtedness outstanding under TDS' credit facilities and unsecured senior notes. The Series VV Preferred Shares rank on parity with the Series UU Preferred Shares. Upon voluntary or involuntary liquidation, holders of Preferred Shares are entitled to a liquidating distribution of $25,000 per Preferred Share after satisfaction of liabilities and obligations to creditors. The Preferred Shares have voting rights only if certain limited conditions are met.

TDS may, at its option, redeem the Series UU Preferred Shares (a) in whole or in part, on or after March 31, 2026 at a redemption price of $25,000 per Preferred Share, or (b) in whole but not in part, any time prior to March 31, 2026, within 120 days after a credit rating downgrade as specified in the offering prospectus, at a redemption price of $25,500 per Preferred Share, or (c) in whole or in part, within 120 days of the occurrence of a change in control as specified in the offering prospectus, at a redemption price of $25,000 per Preferred Share, plus, in each case, all accumulated and unpaid dividends (whether or not declared) up to the redemption date.

TDS may, at its option, redeem the Series VV Preferred Shares (a) in whole or in part, on or after September 30, 2026 at a redemption price of $25,000 per Preferred Share, or (b) in whole but not in part, any time prior to September 30, 2026, within 120 days after a credit rating downgrade as specified in the offering prospectus, at a redemption price of $25,500 per Preferred Share, or (c) in whole or in part, within 120 days of the occurrence of a change in control as specified in the offering prospectus, at a redemption price of $25,000 per Preferred Share, plus, in each case, all accumulated and unpaid dividends (whether or not declared) up to the redemption date.

The Preferred Shares are convertible, at the option of the holder, to shares of TDS Common Shares upon a change of control as specified in the offering prospectus. The conversion right is the lesser of (a) Common Shares equal to $25,000 per Preferred Share plus any accumulated and unpaid dividends, divided by the TDS Common Stock price, or (b) 2,773.200 Common Shares for each Series UU Preferred Share and 2,584.000 Common Shares for each Series VV Preferred Share, which represents one-half the conversion rate at the time of closing. In both cases, certain other adjustments and provisions may impact the conversion.

Tax-Deferred Savings Plan

At December 31, 2025, TDS has reserved 904,000 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in a TDS Common Share fund, a Array Common Share fund or certain unaffiliated funds.

Note 19 Stock-Based Compensation

TDS Consolidated

The following table summarizes stock-based compensation expense for continuing operations recognized during 2025, 2024 and 2023:

Year Ended December 31,		2025		2024		2023
(Dollars in thousands)						
Stock option awards	$	—	$	64	$	360
Restricted stock unit awards		10,883		12,917		12,898
Performance share unit awards		15,158		4,402		5,398
Deferred compensation bonus and matching stock unit awards		61		64		34
Awards under Non-Employee Director compensation plan		1,072		888		894
Total stock-based compensation, before income taxes		27,174		18,335		19,584
Income tax benefit		(6,703)		(4,523)		(4,851)
Total stock-based compensation expense, net of income taxes	$	20,471	$	13,812	$	14,733

At December 31, 2025, unrecognized compensation cost for all stock-based compensation awards was $22.4 million and is expected to be recognized over a weighted average period of 2.0 years.

The following table provides a summary of the classification of stock-based compensation expense for continuing operations included in the Consolidated Statement of Operations for the years ended:

December 31,		2025		2024		2023
(Dollars in thousands)						
Selling, general and administrative expense	$	27,120	$	18,197	$	19,504
Cost of operations expense		54		138		80
Total stock-based compensation expense	$	27,174	$	18,335	$	19,584

TDS' tax benefits realized from the vesting of awards totaled $21.6 million in 2025.

TDS (Excluding Array)

The information in this section relates to stock-based compensation plans using the equity instruments of TDS. Participants in these plans are employees of TDS Corporate and TDS Telecom and Non-employee Directors of TDS. Information related to plans using the equity instruments of Array are shown in the Array section following the TDS section.

Under the TDS Long-Term Incentive Plans, TDS may grant fixed and performance-based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees.

TDS had reserved 21,501,000 Common Shares at December 31, 2025, for equity awards granted and to be granted under the TDS Long-Term Incentive Plans in effect. At December 31, 2025, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, performance share awards and deferred compensation stock unit awards.

TDS has also established a Non-Employee Directors' compensation plan under which it has reserved 423,000 TDS Common Shares at December 31, 2025, for issuance as compensation to members of the Board of Directors who are not employees of TDS.

TDS uses treasury stock to satisfy requirements for shares issued pursuant to its various stock-based compensation plans.

Long-Term Incentive Plans – Restricted Stock Units

TDS grants restricted stock unit awards to key employees that vest one-third graded vesting each year. Each outstanding restricted stock unit is convertible into one Common Share Award. The restricted stock unit awards currently outstanding were granted in 2023, 2024 and 2025 and vest in 2026, 2027 and 2028.

TDS estimates the fair value of restricted stock units by reducing the grant-date price of TDS' shares by the present value of the dividends expected to be paid on the underlying shares during the requisite service period, discounted at the appropriate risk-free interest rate, since employees are not entitled to dividends declared on the underlying shares while the restricted stock is unvested. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of TDS nonvested restricted stock units and changes during 2025 is presented in the table below:

Common Restricted Stock Units	Number		Weighted Average Grant Date Fair Value
Nonvested at December 31, 2024	2,676,000	$	11.75
Granted	421,000	$	33.84
Vested	(1,513,000)	$	11.76
Forfeited	(133,000)	$	18.80
Nonvested at December 31, 2025	1,451,000	$	17.50

The total fair values as of the respective vesting dates of restricted stock units vested during 2025, 2024 and 2023 were $52.8 million, $28.4 million and $3.7 million, respectively. The weighted average grant date fair value per share of the restricted stock units granted in 2025, 2024 and 2023 was $33.84, $20.12 and $5.23, respectively.

Long-Term Incentive Plans – Performance Share Units

TDS grants performance share units to certain TDS employees that generally vest after three years. For the 2023 grants, each recipient may be entitled to shares of TDS common stock equal to 0% to 160% or 0% to 150% of a communicated target award depending on the achievement of predetermined performance-based operating targets over the performance period, which is a one-year period from January 1, 2023 to December 31, 2023, and, for certain grants, a market-based operating target over the performance period, which is a three-year period from January 1, 2023 to December 31, 2025. The performance-based operating targets for the 2023 TDS grants vary by business unit and may include Array's 2023 Performance Award Payout Percentage, TDS Telecom's 2023 Performance Award Payout Percentage, Total Revenue, Return on Capital and Adjusted EBITDA. The market-based operating target is measured against TDS' total shareholder return relative to a defined peer group.

For the 2024 TDS grants, each recipient may be entitled to shares of TDS common stock equal to 0% to 192% or 0% to 200% of a communicated target award depending on the achievement of predetermined performance-based operating targets of a communicated target award depending on the achievement of predetermined performance-based operating targets over the performance period, which is a one or two-year period from January 1, 2024 to December 31, 2024 or 2025, and, for certain grants, a market-based operating target over the performance period, which is a three-year period from January 1, 2024 to December 31, 2026. The performance-based operating targets for the 2024 TDS grants vary by business unit and may include Array's 2024 Performance Award Payout Percentage, TDS Telecom's 2024 Performance Award Payout Percentage, Total Revenue, Broadband Net Additions and Adjusted EBITDA. The market-based operating target is measured against TDS' total shareholder return relative to a defined peer group.

For the 2025 TDS grants, each recipient may be entitled to shares of TDS common stock equal to 24% to 168% or 0% to 150% of a communicated target award depending on the achievement of predetermined performance-based operating targets over the performance period, which is a one-year period from January 1, 2025 to December 31, 2025 and, for certain grants, a market-based operating target over the performance period, which is a three-year period from January 1, 2025 to December 31, 2027. The performance-based operating targets for the 2025 TDS grants vary by business unit and may include Array's 2025 Performance Award Payout Percentage, TDS Telecom's 2025 Performance Award Payout Percentage, Total Revenue, Broadband Net Additions and Adjusted EBITDA. The market-based operating target is measured against TDS' total shareholder return relative to a defined peer group.

Performance shares accumulate dividend equivalents, which are forfeitable if the performance metrics are not achieved. If the predetermined performance-based and market-based operating targets are met, the units granted in 2023, 2024 and 2025 will vest in 2026, 2027 and 2028, respectively.

TDS estimates fair value of performance-based operating targets using TDS' closing stock price on the date of grant. An estimate of the number of performance units expected to vest based upon achieving the performance-based operating targets is made and the fair value is expensed on a straight-line basis over the requisite service period. Each reporting period during the performance period these estimates are reviewed and stock compensation expense is adjusted accordingly to reflect the new estimates of total units expected to vest. If any part of the performance share units do not vest as a result of the established performance-based operating targets not being achieved, the related stock compensation expense is reversed.

TDS estimates the market-based operating target's fair value using an internally developed valuation model. This estimated fair value approximated TDS' closing stock price at the date of grant for market-based share units granted in 2025, 2024 and 2023. This market-based operating target value determined at the date of grant is expensed on a straight-line basis over the requisite service period and the stock compensation expense is not adjusted during the performance period for the subsequent changes in the value of the market-based unit awards and will not be reversed even if the market-based operating target is not achieved

TDS modified certain performance share unit awards in 2025, which resulted in the recognition of $8.2 million of incremental expense in 2025.

A summary of TDS nonvested performance share units and changes during 2025 is presented in the table below:

Common Performance Share Units	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2024	2,077,000	$ 12.48
Granted	437,000	$ 35.97
Vested	(439,000)	$ 27.52
Change in units based on approved performance factors	(281,000)	$ 17.44
Forfeited	(193,000)	$ 16.34
Accumulated dividend equivalents	7,000	$ 12.49
Nonvested at December 31, 2025	1,608,000	$ 13.42

The total fair value of performance share units that vested during 2025, 2024 and 2023 was $16.7 million, $2.9 million and $5.4 million, respectively. The weighted average grant date fair value per share of the performance share units granted in 2025, 2024 and 2023 was $35.97, $20.26 and $7.14, respectively.

Long-Term Incentive Plan – Stock Options

TDS' last stock option grant occurred in 2021. Stock options outstanding at December 31, 2025, expire between 2026 and 2031.

A summary of TDS stock options and changes during 2025 is presented in the tables and narrative below.

Common Share Options	Number of Options	Weighted Average Exercise Prices	Aggregate Intrinsic Value (in thousands)	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2024	1,613,000	$ 26.90		
Exercised	(1,331,000)	$ 27.50		
Outstanding at December 31, 2025	282,000	$ 24.07	$ 4,779	4.5
(282,000 exercisable)		$ 24.07	$ 4,779	4.5

The aggregate intrinsic value at December 31, 2025, presented in the table above represents the total pre-tax intrinsic value (the difference between TDS' closing stock prices and the exercise price, multiplied by the number of in-the-money options) that would have been received by option holders had all options been exercised on December 31, 2025.

Long-Term Incentive Plans – Deferred Compensation Stock Units

Certain TDS employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in TDS Common Share units. Participants receive a 25% stock unit match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in TDS Common Share units and vest over three years.

Compensation of Non-Employee Directors

TDS issued 28,000, 49,000 and 81,000 Common Shares under its Non-Employee Director plan in 2025, 2024 and 2023, respectively.

Dividend Reinvestment Plans

TDS had reserved 2,065,000 Common Shares at December 31, 2025, for issuance under Automatic Dividend Reinvestment and Stock Purchase Plans and 554,000 Series A Common Shares for issuance under the Series A Common Share Automatic Dividend Reinvestment Plan. These plans enable holders of TDS' Common Shares to reinvest cash dividends in Common Shares and holders of Series A Common Shares to reinvest cash dividends in Series A Common Shares. The purchase price of the shares is 95% of the market value, based on the average of the daily high and low sales prices for TDS' Common Shares on the New York Stock Exchange for the ten trading days preceding the date on which the purchase is made. These plans are considered non-compensatory plans; therefore, no compensation expense is recognized for stock issued under these plans.

Note 20 Business Segment Information

TDS has the following reportable segments: TDS Telecom and Array. TDS Telecom generates its revenues by providing broadband, video, voice and wireless services. As of September 30, 2025, the wireless operations and select spectrum assets sold to T-Mobile qualified as discontinued operations. See Note 2 — Discontinued Operations for additional information. The wireless operations and select spectrum assets sold were reported within the Wireless segment in prior periods and as a result of the sale, the previously reported Wireless and Towers segments no longer meet the criteria to be reportable segments and Array is now a single reportable segment. Array generates its revenues primarily by leasing tower space on Array-owned towers to customers.

The reportable segments are billed for services they receive from TDS, consisting primarily of information processing, accounting, finance, and general management services. Such billings are based on expenses specifically identified to the reportable segments and on allocations of common expenses. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to the reportable segments are reflected in the accompanying business segment information.

Adjusted earnings before interest, taxes, depreciation, amortization and accretion (Adjusted EBITDA) is the segment measure of profit or loss reported to the chief operating decision maker for purposes of assessing the segments' performance and making capital allocation decisions. Adjusted EBITDA is a non-GAAP financial measure that shows adjusted earnings before interest, taxes, depreciation, amortization and accretion, gains and losses, and expenses related to the strategic alternatives review. TDS believes Adjusted EBITDA is a useful measure of TDS' operating results before significant recurring non-cash charges, gains and losses, and other items as presented below as it provides additional relevant and useful information to investors and other users of TDS' financial data in evaluating the effectiveness of its operations and underlying business trends in a manner that is consistent with management's evaluation of business performance. TDS' chief operating decision maker is its President and Chief Executive Officer.

Financial data from continuing operations for TDS' reportable segments for 2025, 2024 and 2023, is as follows. See Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements for additional information.

Year Ended December 31, 2025	TDS Telecom	Array	Total
(Dollars in thousands)			
Revenues from external customers	$1,036,409	$162,780	$1,199,189
Intersegment revenues	1,949	181	2,130
	1,038,358	162,961	1,201,319
Reconciliation of revenue:			
All Other revenues[1]			29,018
Elimination of intersegment revenues			(2,130)
Total operating revenues			$ 1,228,207
Add back or deduct[2]:			
Cost of operations (excluding Depreciation, amortization and accretion reported below)	(399,616)	(79,485)	
Cost of equipment and products	(754)	—	
Selling, general and administrative	(325,302)	(84,444)	
Expenses related to strategic alternatives review (included in Selling, general and administrative and Cost of operations)	6,207	2,444	
Equity in earnings of unconsolidated entities	4	173,754	
Interest and dividend income	6,440	18,917	
Other segment items	4,918	169	
Segment Adjusted EBITDA (Non-GAAP)	$ 330,255	$ 194,316	$ 524,571
Reconciliation of Segment Adjusted EBITDA to Income (loss) before income taxes:			
All Other income (loss) before income taxes[1]			(89,830)
Short-term imputed spectrum lease income			69,033
Depreciation, amortization and accretion			(348,458)
Expenses related to strategic alternatives review (included in Selling, general and administrative and Cost of operations)			(8,651)
Loss on impairment of intangible assets			(48,579)
Loss on asset disposals, net			(16,800)
Gain on sale of business and other exit costs, net			23,121
Gain on license sales and exchanges, net			6,123
Interest expense			(21,568)
Income before income taxes			$ 88,962

Other segment disclosures

Year Ended or as of December 31, 2025	TDS Telecom	Array	Segment Total	All Other[1]	TDS Consolidated Total
Short-term imputed spectrum lease income	$ —	$ 69,033	$ 69,033	$ —	$ 69,033
Depreciation, amortization and accretion	(300,196)	(48,262)	(348,458)	(3,427)	(351,885)
Loss on impairment of intangible assets	(900)	(47,679)	(48,579)	—	(48,579)
Loss on asset disposals, net	(15,054)	(1,746)	(16,800)	(47)	(16,847)
Gain on sale of business and other exit costs, net	23,121	—	23,121	797	23,918
Gain on license sales and exchanges, net	—	6,123	6,123	—	6,123
Interest expense	6,654	(28,222)	(21,568)	(91,100)	(112,668)
Investments in unconsolidated entities	3,947	412,608	416,555	45,367	461,922
Total assets	2,968,743	4,678,088	7,646,831	751,472	8,398,303
Capital expenditures from continuing operations	$ 406,389	$ 29,911	$ 436,300	$ 259	$ 436,559

Year Ended December 31, 2024	TDS Telecom	Array	Total
(Dollars in thousands)			
Revenues from external customers	$1,057,029	$ 102,753	$ 1,159,782
Intersegment revenues	3,828	180	4,008
	1,060,857	102,933	1,163,790
Reconciliation of revenue:			
All Other revenues[1]			137,196
Elimination of intersegment revenues			(4,008)
Total operating revenues			$ 1,296,978
Add back or deduct[2]:			
Cost of operations (excluding Depreciation, amortization and accretion reported below)	(399,815)	(72,997)	
Cost of equipment and products	(723)	—	
Selling, general and administrative	(319,979)	(102,556)	
Expenses related to strategic alternatives review (included in Selling, general and administrative)	—	21,521	
Equity in earnings of unconsolidated entities	(7)	161,364	
Interest and dividend income	5,483	11,656	
Other segment items	3,959	—	
Segment Adjusted EBITDA (Non-GAAP)	$ 349,775	$ 121,921	$ 471,696
Reconciliation of Segment Adjusted EBITDA to Income (loss) before income taxes:			
All Other income (loss) before income taxes[1]			(123,609)
Depreciation, amortization and accretion			(317,872)
Expenses related to strategic alternatives review (included in Selling, general and administrative)			(21,521)
Loss on impairment of intangible assets			(137,337)
Loss on asset disposals, net			(13,185)
Gain on sale of business and other exit costs, net			49,108
Loss on license sales and exchanges, net			(3,460)
Interest expense			(7,208)
Income (loss) before income taxes			$ (103,388)

Other segment disclosures

Year Ended or as of December 31, 2024	TDS Telecom	Array	Segment Total	All Other[1]	TDS Consolidated Total
Depreciation, amortization and accretion	$ (270,660)	$ (47,212)	$ (317,872)	$ (7,825)	$ (325,697)
Loss on impairment of intangible assets	(1,103)	(136,234)	(137,337)	—	(137,337)
(Gain) loss on asset disposals, net	(12,376)	(809)	(13,185)	44	(13,141)
Gain on sale of business and other exit costs, net	49,108	—	49,108	19,242	68,350
Loss on license sales and exchanges, net	—	(3,460)	(3,460)	—	(3,460)
Interest expense	5,197	(12,405)	(7,208)	(101,367)	(108,575)
Investments in unconsolidated entities	3,942	453,938	457,880	42,591	500,471
Total assets	2,911,046	10,448,981	13,360,027	322,205	13,682,232
Capital expenditures from continuing operations	$ 323,812	$ 19,123	$ 342,935	$ 5,562	$ 348,497

Year Ended December 31, 2023	TDS Telecom	Array	Total
(Dollars in thousands)			
Revenues from external customers	$1,023,456	$ 100,281	$ 1,123,737
Intersegment revenues	4,411	188	4,599
	1,027,867	100,469	1,128,336
Reconciliation of revenue:			
All Other revenues[1]			231,376
Elimination of intersegment revenues			(4,599)
Total operating revenues			$ 1,355,113
Add back or deduct[2]:			
Cost of operations (excluding Depreciation, amortization and accretion reported below)	(422,914)	(67,890)	
Cost of equipment and products	(458)	—	
Selling, general and administrative	(325,519)	(101,407)	
Expenses related to strategic alternatives review (included in Selling, general and administrative)	—	8,335	
Equity in earnings of unconsolidated entities	2	158,296	
Interest and dividend income	4,174	9,774	
Other segment items	1,867	(7)	
Segment Adjusted EBITDA (Non-GAAP)	$ 285,019	$ 107,570	$ 392,589
Reconciliation of Segment Adjusted EBITDA to Income (loss) before income taxes:			
All Other income (loss) before income taxes[1]			(95,780)
Depreciation, amortization and accretion			(295,363)
Expenses related to strategic alternatives review (included in Selling, general and administrative)			(8,335)
Loss on impairment of intangible assets			(546,951)
Loss on asset disposals, net			(5,255)
Gain on license sales and exchanges, net			2,170
Interest expense			(6,556)
Income (loss) before income taxes			$ (563,481)

Other segment disclosures

Year Ended or as of December 31, 2023	TDS Telecom	Array	Segment Total	All Other[1]	TDS Consolidated Total
Depreciation, amortization and accretion	$ (245,379)	$ (49,984)	$ (295,363)	$ (14,708)	$ (310,071)
Loss on impairment of intangible assets	(546,951)	—	(546,951)	—	(546,951)
(Gain) loss on asset disposals, net	(9,672)	4,417	(5,255)	(14)	(5,269)
Gain on license sales and exchanges, net	—	2,170	2,170	—	2,170
Interest expense	8,050	(14,606)	(6,556)	(55,621)	(62,177)
Investments in unconsolidated entities	3,949	460,773	464,722	39,888	504,610
Total assets	2,863,688	4,964,865	7,828,553	306,585	8,135,138
Capital expenditures from continuing operations	$ 576,539	$ 41,040	$ 617,579	$ 10,052	$ 627,631

Numbers may not foot due to rounding.

[1] "All Other" represents TDS' non-reportable other business activities that do not meet the quantitative thresholds for being a reportable segment.

[2] The significant segment expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown

Note 21 Supplemental Cash Flow Disclosures

Following are supplemental cash flow disclosures regarding interest paid.

Year Ended December 31,		2025		2024		2023
(Dollars in thousands)						
Interest paid	$	97,723	$	99,657	$	60,732

Following are supplemental cash flow disclosures regarding transactions related to stock-based compensation awards. In certain situations, TDS and Array withhold shares that are issuable upon the exercise of stock options or the vesting of restricted shares to cover, and with a value equivalent to, the exercise price and/or the amount of taxes required to be withheld from the stock award holder at the time of the exercise or vesting. TDS and Array then pay the amount of the required tax withholdings to the taxing authorities in cash.

TDS:

Year Ended December 31,		2025		2024		2023
(Dollars in thousands)						
Common Shares withheld		1,060,000		565,000		338,000
Aggregate value of Common Shares withheld	$	37,866	$	11,476	$	3,375
Cash receipts upon exercise of stock options		25,763		9,118		143
Cash disbursements for payment of taxes		(27,038)		(11,426)		(3,375)
Net cash disbursements from exercise of stock options and vesting of other stock awards	$	(1,275)	$	(2,308)	$	(3,232)

Array:

Year Ended December 31,		2025		2024		2023
(Dollars in thousands)						
Common Shares withheld		956,000		363,000		347,000
Aggregate value of Common Shares withheld	$	65,415	$	13,095	$	9,144
Cash receipts upon exercise of stock options		730		1,849		119
Cash disbursements for payment of taxes		(64,176)		(13,095)		(5,989)
Net cash disbursements from exercise of stock options and vesting of other stock awards	$	(63,446)	$	(11,246)	$	(5,870)

Note 22 Subsequent Events

On January 13, 2026, Array closed on the sale of certain 3.45 GHz and 700MHz wireless spectrum licenses to AT&T for total proceeds of $1,018.0 million and TDS expects to record a book gain on the transaction of approximately $150.0 million ($114.0 million net of tax expense) during the first quarter of 2026. The expected book gain recorded at TDS is lower than the expected book gain recorded at Array due primarily to transaction costs paid by TDS.

On January 13, 2026, the Array Board of Directors declared a special dividend per Common and Series A outstanding share of $10.25 for shareholders of record on January 23, 2026, which was paid on February 2, 2026 for a total amount of $885.5 million. TDS, which owns 82.0% of the equity of Array as of December 31, 2025, received its pro-rata share of the special dividend in the amount of $725.6 million.

On January 15, 2026, TDS repaid the entire outstanding borrowing under its export credit financing agreement of $150.0 million.

Reports of Management

Management's Responsibility for Financial Statements

Management of Telephone and Data Systems, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and, in management's opinion, were fairly presented. The financial statements included amounts that were based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

PricewaterhouseCoopers LLP (PCAOB ID 238), an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein its unqualified opinion on these financial statements.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. TDS' internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (GAAP). TDS' internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and, where required, the board of directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer's assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of TDS' management, including its principal executive officer and principal financial officer, TDS conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2025, based on the criteria established in the 2013 version of *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that TDS maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 version of *Internal Control — Integrated Framework* issued by the COSO.

The effectiveness of TDS' internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm's report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telephone and Data Systems, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Telephone and Data Systems, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of Wireless Services, Wireless Devices, and Activation Fees Revenues Presented as Discontinued Operations

As described in Note 2 to the consolidated financial statements, on August 1, 2025, the Company sold its wireless operations and select spectrum assets to T-Mobile US, Inc. Management determined the sale met the criteria to be classified as discontinued operations. Certain services and products from which the discontinued operations generated its revenues include wireless services, wireless devices, and activation fees. The Company recognizes wireless services revenue within service revenues as the wireless service is provided to the customer. The Company recognizes revenue from wireless devices within equipment sales revenues when control of the device is transferred to the customer, agent or third-party distributor, which is generally upon delivery. The Company frequently discounted wireless devices sold to new and current customers. The Company recognizes revenue from activation fees charged in connection with the sale of certain services and equipment over the period benefited. The Company sold bundled service and equipment offerings. In these instances, the Company recognized its revenue based on the relative standalone selling prices for each distinct service or equipment performance obligation, or bundles thereof. The Company's service operating revenues from discontinued operations was $1,659.9 million for the year ended December 31, 2025, a significant portion of which related to wireless services and activation fees revenues. The Company's equipment sales operating revenues from discontinued operations was $401.1 million for the year ended December 31, 2025, a significant portion of which related to wireless devices and activation fees revenues.

The principal consideration for our determination that performing procedures relating to the recognition of wireless services, wireless devices, and activation fees revenues presented as discontinued operations is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's recognition of wireless services, wireless devices, and activation fees revenues.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recognition of wireless services, wireless devices, and activation fees revenues. These procedures also included, among others (i) for a sample of wireless services, wireless devices, and activation fees revenues (a) testing the recognition of revenue by obtaining and inspecting source documents, such as invoices, where applicable, and cash receipts from customers, (b) evaluating the relative standalone selling price for each distinct service or equipment performance obligation, or bundle, where applicable, and (c) recalculating the revenue recognized based on the terms of each arrangement and (ii) testing a sample of discounts on wireless devices by obtaining and inspecting source documents, such as invoices, where applicable, and cash receipts from customers.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
February 24, 2026

We have served as the Company's auditor since 2002.

Telephone and Data Systems, Inc.
Consolidated Quarterly Information (Unaudited)

2025		Quarter Ended						
		March 31		June 30		September 30		December 31
(Dollars in thousands, except per share amounts)								
Operating revenues	$	290,433	$	298,541	$	308,521	$	330,712
Operating income (loss)		(33,934)		(12,307)		(67,974)		16,830
Net income (loss) from continuing operations		(4,207)		14,208		78,781		62,364
Net income (loss) from continuing operations attributable to TDS common shareholders	$	(23,238)	$	(6,041)	$	40,239	$	37,219
Basic earnings (loss) per share from continuing operations attributable to TDS common shareholders	$	(0.20)	$	(0.05)	$	0.35	$	0.32
Diluted earnings (loss) per share from continuing operations attributable to TDS common shareholders	$	(0.20)	$	(0.05)	$	0.33	$	0.32

2024		Quarter Ended						
		March 31		June 30		September 30		December 31
(Dollars in thousands, except per share amounts)								
Operating revenues	$	337,479	$	336,653	$	327,497	$	295,348
Operating income (loss)		(15,111)		(43,299)		(149,728)		16,879
Net income (loss) from continuing operations		7,271		(9,701)		(99,364)		20,474
Net income (loss) from continuing operations attributable to TDS common shareholders	$	(15,176)	$	(26,776)	$	(100,448)	$	1,005
Basic earnings (loss) per share from continuing operations attributable to TDS common shareholders	$	(0.13)	$	(0.24)	$	(0.88)	$	0.01
Diluted earnings (loss) per share from continuing operations attributable to TDS common shareholders	$	(0.13)	$	(0.24)	$	(0.88)	$	0.01

Due to rounding, the sum of quarterly results may not equal the total for the year.

Telephone and Data Systems, Inc.
Shareholder Information

Common Stock Information

TDS' Common Shares are listed on the New York Stock Exchange under the symbol "TDS." As of January 30, 2026, the last trading day of the month, TDS Common Shares were held by 1,411 record owners, and the Series A Common Shares were held by 65 record owners.

TDS paid quarterly dividends per outstanding share of $0.04 in 2025. It is uncertain at this time how the outcome of the ongoing strategic alternatives review process for Array, TDS' available opportunities to reinvest in its businesses, or TDS' ongoing liquidity needs, may impact the decisions of the TDS Board of Directors regarding the declaration of future dividends.

The Common Shares of Array, an 82.0%-owned subsidiary of TDS, are listed on the New York Stock Exchange under the symbol "AD".

Array has not paid any regular cash dividends in past periods. In conjunction with the close of the transaction of the sale of Array's wireless operations to T-Mobile on August 1, 2025, on this same date, the Array Board of Directors declared a special dividend per Common and Series A outstanding share of $23.00 for shareholders of record on August 11, 2025, which was paid on August 19, 2025. In conjunction with the close of the transaction of the sale of spectrum licenses to AT&T on January 13, 2026, on this same date, the Array Board of Directors declared a special dividend per Common and Series A outstanding share of $10.25 for shareholders of record on January 23, 2026, which was paid on February 2, 2026. Array expects its pending sale of spectrum licenses to Verizon, which is subject to regulatory approval and customary closing conditions, to deliver substantial proceeds and expects its Board of Directors to declare a special dividend upon closure of the transaction. While no decisions have been made, the Array Board of Directors may declare regular cash dividends after the close of the Verizon transaction.

Stock Performance Graph

The following chart provides a comparison of TDS' cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index.



Note: Cumulative total return assumes reinvestment of dividends.

	2020	2021	2022	2023	2024	2025
TDS Common Shares (NYSE: TDS)	$ 100	$ 112.09	$ 61.34	$ 114.27	$ 216.01	$ 260.75
S&P 500 Index	100	128.71	105.40	133.10	166.40	196.16
Dow Jones U.S. Telecommunications Index	100	91.34	86.09	89.10	115.57	123.65

The comparison above assumes $100.00 invested at the close of trading on the last trading day of 2020, in TDS Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

Dividend Reinvestment Plan

TDS' dividend reinvestment plans provide its common shareholders with a convenient and economical way to participate in the future growth of TDS. Holders of record of ten (10) or more Common Shares may purchase Common Shares with their reinvested dividends at a five percent discount from market price. Common Shares may also be purchased on a monthly basis through optional cash payments by participants in this plan. The initial ten (10) shares cannot be purchased directly from TDS. An authorization card and prospectus will be mailed automatically by the transfer agent to all registered record holders with ten (10) or more shares. Once enrolled in the plan, there are no brokerage commissions or service charges for purchases made under the plan.

Investor relations

TDS' annual report, SEC filings and news releases are available to investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Investor Relations department. Investors may also access these and other reports through the Investor Relations portion of the TDS website (www.tdsinc.com).

Questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes should be directed to:

Karen Samples, Capital Markets & Corporate Finance Programs Manager
karen.samples@tdsinc.com

General inquiries by investors, securities analysts and other members of the investment community should be directed to:

John Toomey, Treasurer and Vice President — Corporate Relations
john.toomey@tdsinc.com

Directors and executive officers

See "Election of Directors" and "Executive Officers" sections of the Proxy Statement issued in 2026 for the 2026 Annual Meeting.

Principal counsel

Sidley Austin LLP, Chicago, Illinois

Transfer agent

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006

Independent registered public accounting firm

PricewaterhouseCoopers LLP

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Telephone and Data Systems, Inc.
30 N. LaSalle Street, Suite 4000
Chicago, IL 60602
312.630.1900
tdsinc.com

We are grateful to the associates of the TDS Family of Businesses for their dedication and innovation in providing outstanding experiences for our customers.





